MANAGEMENT INFORMATION CIRCULAR FOR THE

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

OF EMX ROYALTY CORPORATION

Date:	Wednesday, June 28, 2023

Time:	10:30 a.m. (Vancouver time)

Where:	Suite 501, 543 Granville Street, Vancouver, BC, V6C 1X8 Canada; and

Via Teleconference:

North America: 1-877-385-4099 (Toll Free in CAN & USA) International: +1 403-232-0994 (Access Code: 3507562#)

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON Wednesday, June 28, 2023

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting (the "Meeting") of the holders ("Shareholders") of common shares ("Shares") of EMX Royalty Corporation (the "Company") will be held by teleconference on Wednesday, June 28, 2023 at 10:30 a.m. (Vancouver time), for the following purposes (which are further described in the Company's information circular ("Circular") and available on the Company's website at www.EMXroyalty.com and on SEDAR at www.sedar.com):

1. To receive the Report of the Directors to the Shareholders. See "Particulars of Matters to be Acted Upon - Report of Directors" in the Circular;

2. To receive the Company's audited financial statements for the year ended December 31, 2022 together with the auditor's report thereon. See "Particulars of Matters to be Acted Upon - Financial Statements, Auditor's Report and Management Discussion & Analysis" in the Circular;

3. To set the number of directors for the ensuing year at six. See "Particulars of Matters to be Acted Upon - Set Number of Directors to be Elected" in the Circular;

4. To elect directors of the Company for the ensuing year. See "Particulars of Matters to be Acted Upon - Election of Directors" in the Circular;

5. To appoint Davidson & Company LLP as the Company's auditor for the ensuing year and authorize the directors to approve the remuneration to be paid to the auditor. See "Particulars of Matters to be Acted Upon - Appointment and Remuneration of an Auditor" in the Circular;

6. To ratify and approve the Company's Stock Option Plan. See "Particulars of Matters to be Acted Upon - Ratification of Stock Option Plan" in the Circular;

7. To consider and, if deemed appropriate, to approve certain amendments to the Company's Stock Option Plan. See "Particulars of Matters to be Acted Upon - Amendments to the Stock Option Plan" in the Circular;

8. To consider and, if deemed appropriate, to approve certain amendments to the Company's Restricted Share Unit Plan. See "Particulars of Matters to be Acted Upon - Amendments to the RSU Plan" in the Circular; and

9. To transact such further or other business as may properly come before the Meeting or any adjournment or postponement thereof.

IMPORTANT NOTICE

Shareholders wishing to attend the Meeting need to use the following dial-in numbers as applicable:

 North America: 1-877-385-4099 (Toll-Free in Canada and United States)

 International: +1 403-232-0994 (Connection charges may apply)

*Participant Access Code: 3507562#

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The Board of Directors has fixed Friday, May 12, 2023, as the Record Date for determining the Shareholders entitled to receive notice of and vote at the Meeting. Only Shareholders of record at the close of business on the Record Date will be entitled to vote at the Meeting.

Shareholders are requested to read the Circular and to complete and return the enclosed Proxy (or Voting Instruction Form, a "VIF") in accordance with its instructions. To be valid, all Proxies must be returned to the offices of the Company's Registrar and Transfer Agent, Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, Canada. Unregistered Shareholders must return their completed VIFs in accordance with the instructions given by their financial institution or other intermediary that sent it to them. Proxies and VIFs must be received no later than 10:30 a.m. (Vancouver time) on Monday, June 26, 2023.

These securityholder materials are being sent to both registered and non-registered owners of the securities (Shares). If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities (Shares), have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

As permitted by the "Notice and Access" provisions of the Canadian securities administrators, the Circular is available on the Company's website at www.EMXRoyalty.com/investors/annual-general-meeting-proxy-materials, and under the Company's profile on SEDAR at www.sedar.com; and on EDGAR at www.sec.gov, respectively and has not been mailed to Shareholders. Shareholders may request, free of charge, a paper copy of the Circular (and the audited financial statements and related Management's Discussion & Analysis for the Company's last financial year and any documents referred to in the Circular) and further information on Notice and Access by contacting the Company as follows:

e-mail: rocio@EMXRoyalty.com	telephone: (+1) 604-688-6390 (collect calls accepted)	fax: (+1) 604-688-1157	mail: Suite 501, 543 Granville Street Vancouver, British Columbia V6C 1X8 Canada

Requests for paper copies of the Circular (and any other related documents) must be received no later than Monday, June 12, 2023 in order for Shareholders to receive paper copies of such documents and return their completed Proxies or VIFs by the deadline for submission of 10:30 a.m. (Vancouver time) on Monday, June 26, 2023.

DATED this 13th day of May 2023.

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) Rocio Echegaray

Rocio Echegaray

Corporate Secretary

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MANAGEMENT INFORMATION CIRCULAR as at the Record Date of Friday, May 12, 2023 and in Canadian dollars (except as otherwise indicated)

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Management Information Circular (the "Circular") is furnished in connection with the solicitation by the management of EMX Royalty Corporation (the "Company") of proxies ("Proxies") from registered holders and voting instruction forms ("VIFs") from the beneficial holders ("Shareholders") of the Company's common shares ("Shares") in respect of the Annual General and Special Meeting of Shareholders (the "Meeting") to be held on the date and time for the purposes set forth in the accompanying Notice of Annual General and Special Meeting of Shareholders (the "Notice of Meeting").

Although it is expected that the solicitation of Proxies and VIFs will be primarily by mail, Proxies and VIFs may also be solicited personally or by telephone, facsimile, or other solicitation services. The costs of the solicitation of Proxies and VIFs will be borne by the Company.

None of the directors of the Company have informed the Company's management in writing that they intend to oppose the approval of any of the matters set out in the Notice of Meeting.

CONDUCT OF MEETING

To mitigate risks to the health and safety of our communities, Shareholders, and other stakeholders related to the COVID-19 pandemic, the Company is conducting the Meeting by telephone conference. Registered Shareholders and validly appointed proxyholders may attend the Meeting by calling

North America: 1-877-385-4099 (Toll-Free in Canada and United States)

or

International: 1-403-232-0994 (Connection charges may apply)

All callers will be prompted to enter the following Participant Access Code: 3507562# upon entering either of the teleconference dial-in numbers.

GENERAL PROXY INFORMATION

Notice and Access

In accordance with National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian securities administrators ("NI 54-101"), the Company has sent the Notice of Meeting and the Proxy or VIF, but not this Circular, directly to its Registered Shareholders (as defined below). Instead of mailing this Circular to Shareholders, the Company has posted the Circular on its website at www.EMXRoyalty.com pursuant to the "Notice and Access" procedures of NI 54-101. This Circular is also available under the Company's profile on SEDAR at www.sedar.com. Shareholders may request a paper copy of this Circular be sent to them by contacting the Company as set out under "Additional Information" at the end of this Circular.

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Pursuant to NI 54-101, arrangements have been made with brokerage houses and clearing agencies, custodians, nominees, fiduciaries, banks, trust companies, trustees and their agents, nominees and other intermediaries ("Intermediaries") to forward the Notice of Meeting and a VIF to the unregistered (beneficial) Shareholders whose Shares are held by Intermediaries if such Shareholders have consented to allow their addresses to be provided to the Company ("NOBOs"). The Company may reimburse the Intermediaries for reasonable fees and disbursements incurred by them in doing so.

The Company does not intend to pay Intermediaries to forward the Notice of Meeting and a VIF to those beneficial Shareholders that have refused to allow their address to be provided to the Company ("OBOs"). Accordingly, OBOs will not receive the Notice of Meeting and a VIF unless their respective Intermediaries assume the cost of forwarding such documents to them.

Registered Shareholders

Only persons registered as Shareholders in the Company's Central Security Register maintained by its registrar and transfer agent ("Registered Shareholders") or duly appointed proxyholders of Registered Shareholders ("Proxyholders") will be recognized or may make motions or vote at the Meeting.

Beneficial Shareholders

The information set forth in this section is of significant importance as many Shareholders do not hold Shares in their own name.

If Shares are listed in an account statement provided to a Shareholder (a "Beneficial Shareholder") by a broker, those Shares, in all likelihood, will not be registered in the Shareholder's name. It is more likely that such Shares will be registered under the name of an Intermediary. Shares held by Intermediaries on behalf of a broker's client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, Intermediaries are prohibited from voting Shares for the Beneficial Shareholders. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate party well in advance of the Meeting.

As provided for NI 54-101, the Company has elected to obtain a list of its NOBOs from Intermediaries and deliver proxy-related materials directly to its NOBOs. As a result, NOBOs can expect to receive a scannable VIF instead of a Proxy. A VIF enables a Shareholder to provide instructions to the registered holder of its Shares as to how those Shares are to be voted at the Meeting and allows the Registered Shareholder of those Shares to provide a Proxy voting the Shares in accordance with those instructions. VIFs should be completed and returned in accordance with its instructions. As indicated in the VIF, Internet voting is also allowed. The results of the VIFs received from NOBOs will be tabulated and appropriate instructions respecting voting of Shares to be represented at the Meeting will be provided to the Registered Shareholders.

The forms of VIF requesting voting instructions supplied to Beneficial Shareholders are substantially similar to the Proxy provided directly to the Registered Shareholders by the Company, however, their purpose is limited to instructing the Registered Shareholder how to vote on behalf of the Beneficial Shareholder. A VIF has its own return instructions, which should be carefully followed by Beneficial Shareholders to ensure their Shares are voted at the Meeting.

Most brokers now delegate responsibility for obtaining voting instructions from OBOs to Broadridge Investor Communications in Canada and the United States of America. Broadridge prepares a machine-readable VIF, mails the VIF and other proxy materials for the Meeting to OBOs and asks them to return the VIF to Broadridge. It then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting.

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A Beneficial Shareholder may use their VIF to vote their own Shares directly at the Meeting if the Beneficial Shareholder inserts their own name as the name of the person to represent them at the Meeting. The VIF must be returned to Computershare, Broadridge or other Intermediary that provided the VIF well in advance of the Meeting to have the Shares voted. Beneficial Shareholders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered.

Shareholders with any questions respecting the voting of Shares held through a broker or other Intermediary should contact that broker or other Intermediary for assistance.

United States Shareholders

This solicitation of Proxies and VIFs and the transactions contemplated in this Circular involve securities of an issuer incorporated and located in the province of British Columbia, Canada and are being effected in accordance with the corporate and securities laws of British Columbia. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation. Shareholders should be aware that disclosure and proxy solicitation requirements under the securities laws of British Columbia differ from the disclosure and proxy solicitation requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Business Corporations Act (British Columbia), some of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign corporation or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign corporation and its officers and directors to subject themselves to a judgment by a United States court.

Appointment of Proxyholders and Completion and Revocation of Proxies and VIFs

Since only Registered Shareholders and Proxyholders will be recognized or may make motions or vote at the Meeting, Shareholders may wish to appoint Proxyholders to represent them at the Meeting as follows.

The persons named (the "Management Designees") in the Proxy or VIF have been selected by the Company's board of directors (the "Board") and have agreed to represent, as Proxyholder, the Shareholders appointing them.

A Shareholder has the right to designate a person (who need not be a Shareholder and, for a VIF, can be the appointing Shareholder) other than the Management Designees as their Proxyholder to represent them at the Meeting. Such right may be exercised by inserting in the space provided for that purpose on the Proxy or VIF the name of the person to be designated and by deleting therefrom the names of the Management Designees or, if the Shareholder is a Registered Shareholder, by completing another proper form of Proxy and delivering the Proxy or VIF in accordance with its instructions. Such Shareholder should notify the nominee of the appointment, obtain the nominee's consent to act as Proxyholder and provide instructions on how their Shares are to be voted. The nominee should bring personal identification with them to the Meeting.

A Shareholder may indicate the manner in which the Proxyholders are to vote on behalf of the Shareholder, if a poll is held, by marking an "X" in the appropriate space of the Proxy. If both spaces are left blank, the Proxy will be voted as recommended by management for any matter requiring a "For" or "Against" vote, and in favour of the matter for any matter requiring a "For" or "Withhold" vote.

The Proxy, when properly signed, confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting. As of the date of this Circular, the Company's management is not aware that any amendments or variations are to be presented at the Meeting. If any amendments or variations to such matters should properly come before the Meeting, the Proxies hereby solicited will be voted as recommended by management.

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To be valid, the Proxy or VIF must be dated and executed by the Shareholder or an attorney authorized in writing, with proof of such authorization attached (where an attorney executed the Proxy or VIF). The completed Proxy or VIF must then be returned in accordance with its instructions. Proxies (but not VIFs, unless the VIF has Computershare's name and address on the top right corner of the first page) and proof of authorization can also be delivered to the Company's transfer agent:

Computershare Investor Services Inc. (Attn: Proxy Department)

Fax:	1-866-249-7775 (within North America) (+1) 416-263-9524 (outside North America)
Mail:	8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, Canada (toll-free information line: 1-800-564-6253)
Courier:	3rd Floor, 510 Burrard Street, Vancouver, British Columbia V6C 3B9, Canada

at least forty-eight (48) hours, excluding Saturdays, Sundays, and holidays, before the Meeting or any adjournment thereof. Proxies and VIFs received after that time may be accepted or rejected by the Chairman of the Meeting at the Chairman's discretion, and the Chairman is under no obligation to accept or reject late Proxies.

A Proxy may be revoked by a Shareholder depositing an instrument in writing (which includes a Proxy bearing a later date) executed by the Shareholder or by their authorized attorney in writing, or, if the Shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized, to:

Computershare:	As set out above
or the Company:	EMX Royalty Corporation Attn: Rocio Echegaray
Mail:	Suite 501, 543 Granville Street Vancouver, British Columbia, V6C 1X8 Canada
Fax:	(+1) 604-688-1157

or the Registered office:	Cassels Brock & Blackwell LLP Attn: Jen Hansen

Mail:	2200 HSBC Building, 885 West Georgia Street Vancouver, British Columbia, V6C 3E8 Canada

at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or by depositing the instrument in writing with the Chairman of such Meeting, prior to the commencement of the Meeting or any adjournment thereof. VIFs may only be revoked in accordance with their specific instructions.

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Voting

At the Meeting, each Registered Shareholder and each Proxyholder representing a registered or unregistered Shareholder will have one vote, unless a poll is required (if the number of Shares represented by Proxies and VIFs that are to be voted against a motion is greater than 5% of the votes that could be cast at the Meeting) or requested by a Shareholder, Proxyholder or the Chairman of the Meeting, whereupon each such Shareholder and Proxyholder is entitled to one vote for each Share held or represented, respectively.

To approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required (an "ordinary resolution") unless the motion requires a "special resolution" in which case a majority of 66-2/3% of the votes cast will be required.

RECORD DATE AND QUORUM

The Board has fixed the record date for the Meeting as the close of business on Friday, May 12, 2023 (the "Record Date"). Shareholders of record as of the Record Date are entitled to receive notice of the Meeting and to vote their Shares at the Meeting.

The Company's Articles provide that the quorum for the transaction of business at any meeting of Shareholders is two Shareholders present in person or represented by Proxy.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of Shares, which are the only securities entitled to be voted at the Meeting. As of the Record Date, the Company had 110,689,190 Shares issued and outstanding. Shareholders are entitled to one vote for each Share held.

To the knowledge of the Company's directors and executive officers, no one beneficially owned or exercised control or direction over, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to the Shares as of the Record Date except as indicated below:

Name	Number of Shares Owned or Controlled on the Record Date	Percentage of Outstanding Shares
Paul H. Stephens	11,340,450	10.245%

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STATEMENT OF EXECUTIVE COMPENSATION

Unless otherwise noted the following information is for the Company's last completed financial year ended December 31, 2022, and, since the Company has subsidiaries, is prepared on a consolidated basis. References to "$" are to Canadian dollars, and references to "US$" are to United States dollars. Where required, amounts have been converted from US$ to $ at the exchange rates indicated herein.

Named Executive Officers

For the purposes of this Circular, a Named Executive Officer ("NEO") means each of the following individuals during the most recently completed financial year:

 (a) the Company's chief executive officer ("CEO");

 (b) the Company's chief financial officer ("CFO"); and

(c) each of the Company's three most highly compensated executive officers, or individuals acting in a similar capacity, other than the CEO and CFO, if their individual total compensation (excluding the value of any pension) was more than $150,000 for that financial year.

Compensation Discussion and Analysis

The Compensation Committee of the Board is responsible for ensuring that the Company has appropriate procedures for reviewing executive compensation and making recommendations to the Board with respect to the compensation of the Company's executive officers. The Compensation Committee seeks to ensure that total compensation paid to all executive officers is fair and reasonable and is consistent with the Company's compensation philosophy.

The Compensation Committee is also responsible for recommending compensation for the directors, stock options grants to the directors, officers, employees, and consultants pursuant to the Company's Stock Option Plan (the "Option Plan") and issuances of Shares to directors and officers pursuant to the Company's Restricted Share Unit ("RSU") Plan (the "RSU Plan").

Compensation Committee

The Compensation Committee is composed of Brian E. Bayley (Chair), Henrik K. B. Lundin and Geoff Smith, each of whom the Board has determined is independent (outside and non-management). The Board is satisfied that the composition of the Compensation Committee ensures an objective process for determining compensation. Each of the members of the Compensation Committee has skills and direct experience relevant to his responsibilities as a member of the Compensation Committee as follows:

Brian E. Bayley: is Executive Chairman of Earlston Investments Corp., a private merchant bank. Mr. Bayley is knowledgeable in areas of asset backed lending, corporate restructuring, natural resources and real estate. From June 2003 to July 2013, Mr. Bayley held various positions including CEO and President and director of Quest Capital Corp., a predecessor corporation to Sprott Resource Lending Corp. (a publicly traded resource lending corporation). Prior to his positions with Quest Capital Corp., Mr. Bayley worked with the Vancouver Stock Exchange (now the TSX Venture Exchange (the "TSX-V")). Mr. Bayley has held active senior management positions in both private and public natural resource companies. He has over 34 years of public issuer experience both as a director and officer and continues to serve as a director and officer for several private and public companies. Mr. Bayley holds an MBA from Queen's University.

Henrik Lundin: has considerable global experience in the natural resource sector and has strong understanding of the technical and business side of the oil and gas industry. Formerly, Mr. Lundin held the position of COO of TAG Oil Ltd and was responsible for the global operations of TAG Oil and lead the farm-in / farm-out processes in Australia and New Zealand. Mr. Lundin has a B.Sc. (Petroleum Engineering) degree from the Colorado School of Mines in Golden, Colorado.

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Geoff Smith: brings to the Board the benefit of nearly 20 years of M&A and corporate finance experience having advised on or financed many of the streaming transactions in the past 10 years. Mr. Smith currently serves as the President & Chief Operating Officer of Carbon Streaming Corp., a company aiming to accelerate a net-zero future by scaling high-integrity carbon credit projects to advance global climate action and United Nations Sustainable Development Goals. Prior to joining Carbon Streaming, he served as Managing Director within Scotiabank's investment banking division as part of a team that was critical to both structuring and financing billions of dollars of royalties and streams in the natural resource sector. Mr. Smith holds an Honours Bachelor of Commerce Degree from Queen's University (Canada) and is a CFA charterholder.

Compensation Decision-Making Process

The Company's compensation program design and decision-making process involves the CEO and executive team members, the Compensation Committee and the Board, with the benefit of advice from the Compensation Committee's independent executive compensation experts.

As outlined in the flowchart below, the Compensation Committee makes recommendations with respect to executive compensation to the Board. In doing so, the Compensation Committee seeks advice from independent executive compensation experts, as well as soliciting input from other Board members and the Company's executive team.

CEO & Executive Team

  Reviews and analyzes current compensation strategy.
  Reviews input from the independent executive compensation experts provided to the Compensation Committee.
  Provides recommendations regarding compensation strategies and compensation, including a review by the CEO of performance and compensation of other executives.
  Assists the Compensation Committee in discharging its duties by:
    Proposing near-term corporate objectives and associated targets as part of the Company's short-term incentives and determining achievements relative to such objectives.
    Proposing changes to the Company's long-term equity-based compensation programs.

Compensation Committee

  Reviews, assesses, and makes recommendations to the Board with respect to compensation-related matters, including:
    The compensation philosophy, strategy, policies, and programs to ensure continued alignment with the Company's strategic objectives, shareholders and peer group.
    The goals and objectives of the CEO and their compensation levels based on the Compensation Committee's evaluation of their performance relative to such goals and objectives.
    The compensation of other executives of the Company based on recommendations from the CEO.

Board of Directors

  Reviews recommendations from the Compensation Committee.
  Considers the Company's objectives, strategy, peer group and other relevant factors.
  Approves compensation philosophy, strategy, policies and programs, incentive compensation plans, corporate objectives, executive compensation, independent director compensation and related matters.

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Independent Executive Compensation Experts

  Provides the Compensation Committee with independent advice on compensation-related matters, including:
    Compensation philosophy and strategy.
    Development of a peer group of companies that reflects the Company's current size and stage of development.
    Executive and independent director compensation levels relative to the peer group.
    Industry practices regarding short-term and long-term incentive compensation programs.
    Review and advise on management-prepared materials and recommendations.
    Compensation governance matters, including providing guidance on best practices in the governance of compensation and related trends in the mining industry.

See Independent Compensation Advisor below for additional details.

  The compensation of independent directors.
  The compensation disclosure in the Company's information circular.
  Compensation governance matters and best practices.
  Considers comparative data, benchmarking and the advice of its independent compensation advisor.
  Administers and interprets the Company's long-term equity-based compensation plans.
  Assesses and provides oversight to the executive team regarding material risks relating to the Company's compensation programs.

In making its recommendations, the Compensation Committee is guided by competitive market practice for companies at the Company's size and stage of development but is driven by the Company's particular circumstances and what the Compensation Committee concludes is appropriate for the Company's executive group in light of the applicable risks and competitive employment environment.

Independent Compensation Advisor

In November 2016, the Compensation Committee originally retained Lane Caputo Compensation Inc. ("Lane Caputo") as an independent compensation advisor to review and make recommendations regarding the Company's compensation arrangements for its executive team and non-executive directors and to recommend required changes to align pay elements and strategy with both current market practices and the Company's business strategy. The report containing Lane Caputo's recommendations was used by the Compensation Committee to guide and assist it in establishing short- term equity incentive and long-term equity incentive programs ("STIP" and "LTIP") and compensation levels.

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In 2019, Lane Caputo assisted the Compensation Committee with assessing and modifying the Company's variable pay programs.

In 2020, as part of the Company's regular compensation review process, Lane Caputo reviewed the Company's compensation program for continued alignment with current market practices, the Company's business strategy and Shareholder return.

In addition to the regular review of the Company's compensation program for continued alignment with current market practices, the Company's business strategy and Shareholder return in 2021, Lane Caputo provided the Compensation Committee with an assessment of the Company's approach to risk within its executive compensation program. This assessment included a review of the Company's compensation and governance policies used to mitigate risk and a detailed sensitivity analysis of potential payouts from the Company's incentive programs.

Lane Caputo also provides ongoing support to the Compensation Committee in the assessment of corporate performance as it relates to the vesting of RSU awards and assistance in the preparation of public disclosure documents.

The fees charged by Lane Caputo during the Company's 2022 and 2021 financial years were as follows:

Nature of Fee	2022	2021
Executive Compensation-Related Fees	$12,507	$49,611
All Other Fees	Nil	Nil

Compensation Governance and Risk Management

Under the direction of the Board, the Compensation Committee evaluates the potential risks associated with Company's compensation policies and practices. As part of its mandate in 2021, Lane Caputo provided the Compensation Committee with an assessment of the Company's approach to risk within its executive compensation program that included a review of the Company's compensation and governance policies used to mitigate risk and a detailed sensitivity analysis of potential payouts from the Company's incentive programs. The Compensation Committee has not identified any risks arising from the Company's compensation policies and practices which would have a material adverse effect on the Company and plans to conduct similar assessments at regular intervals in the future.

As outlined below in "Compensation Philosophy and Objectives", the Compensation Committee evaluates and recommends to the Board compensation strategies which align each NEO's goals with those of the Shareholders and other stakeholders to ensure the Company's short-term and long-term goals are met without exposing the Company to unnecessary risk. The Compensation Committee considers a mix of base salary, short term incentives and long-term incentives to attract high caliber executives sufficient to encourage behaviour that leads to creation of long-term value while limiting incentives that might promote inappropriate risk-taking.

As part of the annual review of the compensation packages of the Company's NEOs, the Compensation Committee identifies, and if necessary, changes, strategies to mitigate risks. The Committee considers several factors as part of this review including retention of key employees, competitive salaries within the context of peer companies, short term incentives linked to specific goals as discussed below and long-term incentives (stock options and RSUs) which link executive pay to real value creation and long-term share appreciation.

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Minimum Share Ownership Guidelines

To further align the interests of executives with those of Shareholders, the Board adopted the Share Ownership Policy that outlines the following minimum share ownership guidelines to which the Company's NEOs are subject:

Principal Position	Minimum Share Ownership Guideline
President & CEO	3x Base Salary
Other NEOs	1x Base Salary

For the purposes of this policy, the value of the Shares held by an NEO is determined based on the closing price of the Shares on the TSX-V on January 2nd of the current calendar year. NEOs have three years from the later of the effective date of the policy or the date they assumed such role with the Company to satisfy the minimum ownership requirements and must subsequently continue to satisfy such requirements for the duration of their tenure as NEOs.

While formal compliance with the Share Ownership Policy will be first determined on May 14, 2024, being the third year from the effective date of the policy, all of the NEOs are currently in compliance.

Compensation Hedging

No NEO or director is permitted to purchase financial instruments, including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Incentive Compensation Clawback Policy

The Board has adopted the Incentive Compensation Clawback Policy which provides for the full or partial forfeiture and recoupment of performance-based compensation awarded and outstanding or paid to an NEO subsequent to a material restatement of previously issued financial statements of the Company, required by applicable securities laws and directly resulting or arising from the negligence, fraud or willful misconduct of any such NEO, the result of which is that any performance-based compensation provided to any such executive officer would have been a lower amount had it been calculated based on such restated results. For the purposes of this policy, performance-based compensation includes incentive compensation awarded or paid in any form, including cash or equity-based, whether vested or unvested. This policy applies to all performance-based compensation awards issued to any executive at the Vice-President level or above (including each NEO).

Compensation Philosophy and Objectives

The philosophy used by and the objectives of the Compensation Committee and the Board in determining compensation is that the compensation should:

(i) assist the Company in attracting and retaining high caliber executives;

(ii) align the interests of executives with those of the Shareholders;

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(iii) reflect the executive's performance, expertise, responsibilities and length of service to the Company; and

(iv) reflect the Company's current state of development, performance and financial status.

Elements of the Compensation Program & Competitive Positioning

The compensation of the Company's NEOs is comprised primarily of:

(i) base salary;

(ii) annual short-term incentives in the form of cash bonuses based on quantifiable corporate and personal goals and objectives that are tied to the overall success of the Company and that are closely aligned with the Company's business;

(iii) long-term incentives in the form of stock grants, RSU grants under the RSU Plan and stock option grants under the Option Plan are recommended by the Compensation Committee and approved by the Board; and

(iv) benefits related to health and retirement savings plans, such as United States 401(k) retirement plans.

Given the foregoing philosophy and the skillsets required to execute the Company's complex business strategy, the Company has adopted a compensation program whereby NEOs' base salaries are targeted at the 75th percentile of the peer group. The Company may choose to pay above or below target levels to reflect each incumbent's relative experience or performance versus the market or to reflect competitive market pressures for a given skill set.

Incentives have been established to maintain total cash compensation (salary and bonus) at the 75th percentile of the market when performance is at target levels with sufficient leverage to achieve top quartile levels of cash compensation for high levels of corporate and individual performance. In an effort to manage cash flow and provide additional Shareholder alignment, the Company may consider paying annual incentives in RSUs, rather than cash.

The number of stock options and RSUs granted annually to each executive position is targeted at median levels in the peer group and should be sufficient, when combined with each executive's other elements of compensation, to allow total direct compensation to achieve upper quartile positioning only in the case of superior share price performance.

As part of its mandate in 2016, Lane Caputo developed a peer group of mining companies against which it benchmarked the compensation competitiveness of the Company's executive team members and non-executive directors. That peer group was updated as part of the 2021 compensation review process to reflect the Company's business strategy, size and stage of development, [and no changes were made from the 2021 peer group for the purposes of compensation for the 2022 financial year]. The 20 companies in the peer group are:

Altius Minerals Corp.	Integra Resources Corp.	Nova Royalty Corp.
Anglo Pacific Group plc	Josemaria Resources Inc.	Probe Metals Inc.
Corvus Gold Inc.	Liberty Gold Corp.	Regulus Resources Inc.
Elemental Royalties Corp.	Marathon Gold Corp.	Sabina Gold & Silver Corp.
Fury Gold Mines Ltd.	Maverix Metals Inc.	Vox Royalty Corp.
Gold Royalty Corp.	Metalla Royalty & Streaming Ltd.	Wallbridge Mining Company Ltd.
Gold Standard Ventures Corp.	Nomad Royalty Corp.

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While this peer group provides a proxy for the broader marketplace in which the Company competes for executive talent, an analysis of a subgroup comprised of the nine royalty and streaming companies in the peer group (ie. the most directly relevant comparators to the Company), provided additional context for the compensation practices of royalty and streaming companies against the peer group and the broader mining industry, and added additional context for determining compensation for the Company's relatively unique business model.

Elements of Compensation

The Company's compensation program consists primarily of base salary, short-term incentives and long-term incentives. The following table summarizes the compensation elements, the earning criteria and the outcome received by the NEO:

Element of Compensation	Type of Compensation	Pay Elements	Performance Criteria	Performance Period
Base Salary	Fixed	Cash	Individual contribution, competencies, and prior relevant experience	Annual
Short-Term Incentives	Variable	Cash, RSUs	Achievement of annual financial and operational objectives	Annual
Long-Term Incentives	Variable	Stock Options, performance-vested RSUs	Passage of time and performance the achievement of long-term financial, operational, and share price objectives	Five years (Stock Options) Three years (RSUs)

Compensation Committee Decisions for 2022

(i) Base Salary

The Company made increases to NEO salaries for 2022 to remain competitive in the market for which the Company competes for executive talent:

Name & Principal Position	2021 Salary	2022 Salary	Increase
David M. Cole, President & CEO	$407,388	$455,560	7.7%
Douglas L. Reed, CFO	$200,000	$250,000	25%
Michael D. Winn, Executive Chairman	$313,375	$455,560	40%

(1) Salaries reported above have been converted from US$ to $ for Mr. Cole and Mr. Winn at the average exchange rate for the years ended on December 21, 2022 and 2021 at C$1.3016 = US$1.00 and C$1.2535 = US$1.00 respectively representing an increase from USD$325,000 to USD$350,000 for Mr. Cole and an increase from USD$250,000 to USD$350,000 for Mr. Winn.

(ii) Annual and Short-Term Incentives

In 2020, a structured incentive program based on quantifiable corporate and personal goals and objectives that are tied to the overall success of the Company and closely aligned with the Company's business strategy was established. The Compensation Committee and the NEOs and other executive officers developed meaningful, yet attainable, targets for several key performance indicators, measured over a one-year period.

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The Compensation Committee met in April 2023 to assess the Company's performance relative to such performance measures based upon financial and operating results for the year ended December 31, 2022. The results of that assessment are as follows:

Key Performance Indicator		Weight	Threshold Performance	Target Performance	Exceptional Performance	Actual Performance	Weighted Score
Operational	Exploration capital spent by partners	25%	US$12.5 million	US$17.5 million	US$22.5 million	US$31.9 million	37.5%
Financial	Adjusted after-tax operating cashflow per share	30%	(US$0.0285)	US$0	US$0.014	US$0.034	45%
Corporate Development	Identification & closing of opportunities that meet the Company's investment criteria (with endorsement by the Board)	15%	One deal greater than US$5 million	Two deals greater than US$5 million	Board discretion	One deal greater than US$5 million	7.5%
	New partnership agreements	10%	15	20	25	10	0%
	Financing via capital raise	10%	C$10 million	C$20 million	Board discretion	Not achieved	0%
Environmental, Social & Governance	Develop a sustainability strategy endorsed by the Board	5%	Implementation of ESG Initiatives	Draft Sustainability Report	Annual Report to Shareholders	Initiated ESG program, but did not produce a Draft Sustainability Report	2.5%
	Health & Safety	5%	Board discretion			Exceptional	7.5%
						TOTAL	100%

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Based on the scorecard outlined above, the Compensation Committee assessed the Company's overall corporate performance in 2022 at 100% of target. These performance results were applied to each executive's associated short-term incentive targets to determine their respective annual cash bonus:

Name & Principal Position	Short-Term Incentive Targets				Actual Incentive Earned (% of Base Salary)
	Minimum (% of Base Salary)	Threshold (% of Base Salary)	Target (% of Base Salary)	Maximum (% of Base Salary)
David M. Cole President & CEO	0%	12.5%	25%	35%	23.5%
Douglas L. Reed CFO	0%	10%	20%	30%	20%
Michael D. Winn Executive Chairman	0%	12.5%	25%	35%	23.5%

(iii) Long-term Incentives

In March 2022, the Compensation Committee recommended, and the Board approved, the following performance-vested RSU awards:

Name and Principal Position	Number of RSUs awarded	Value of RSUs awarded ($)
David M. Cole, President & CEO	80,000	208,000
Douglas L. Reed, CFO	50,000	130,000
Michael D. Winn, Executive Chairman	80,000	208,000

For the performance-vested RSUs to vest, the RSU holder must satisfy performance criteria set for each award by the Compensation Committee. For the 2022 awards, the performance criteria were as follows:

  50% of the performance-vested RSU award is subject to the Company's TSR performance relative to the Peer Group.
  50% of the performance-vested RSU award is subject to the Company achieving adjusted operating cash flow of at least $0.032 per share from operations.

The following payout multiple will apply to the 50% portion of each performance-vested RSU award subject to the Company's relative TSR performance:

  Below-median Performance (49th percentile):  0% of RSUs vest
  Median Performance (50th percentile):  100% of RSUs vest
  Upper Quartile Performance (75th percentile):  200% of RSUs vest

As seen from the payout multiplier schedule above, the Company's TSR must equal at least the median performance of the S&P/TSX Global Gold Index for any value to vest with RSU holders. As the vesting of 50% of the RSUs awarded to the executive team is contingent upon relative TSR performance, executive rewards are tied heavily to Shareholder value creation. Performance-vested RSU awards vest at the end of the three-year performance measurement period (known as "cliff-vesting") to generate sufficient long-term incentive.

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In March 2022, the Compensation Committee recommended, and the Board approved, the following stock option grants:

Name and Principal Position	Number of Shares issuable under stock options granted	Exercise Price ($ per share)	Expiry Date
David M. Cole, President & CEO	150,000	2.56	April 29, 2027
Douglas L. Reed, CFO	90,000	2.56	April 29, 2027
Michael D. Winn, Executive Chairman	150,000	2.56	April 29, 2027

In March 2022, the Compensation Committee recommended, and the Board approved, the settlement of the 2019 RSU Awards, the vesting of which were subject to following criteria:

  75% of the performance-vested RSU award was subject to the Company's Total Shareholder Return ("TSR") performance relative to the S&P/TSX Global Gold Index; and
  25% of the performance-vested RSU award was subject to the Company achieving at least $1 million of cash flow from recurring operations.

While the Company did not achieve cash flow neutrality during the performance period, the Company's TSR of 85% over the performance period positioned at the 71st percentile of the S&P/TSX Global Gold Index constituents, resulting in the following awards vesting with plan participants:

Name and Principal Position	Target Number of RSUs granted	Performance factor	Number of RSUs Vested
David M. Cole, President & CEO	100,000	75%	75,000
Douglas L. Reed, CFO	N/A	N/A	N/A
Michael D. Winn, Executive Chairman	N/A	N/A	N/A

To assist in the payment of associated income taxes, 70% of each award outlined above was settled by the issuance of Shares, with the remainder of the award settled by a cash payment equivalent to the closing value of 30% of the corresponding Shares on December 31, 2022.

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Performance Graph

The following graph shows the Company's cumulative total return on the Shares compared with the cumulative total return of the S&P/TSX Global Gold Index and the Van Eck Vectors Junior Gold Miners ETF (assuming reinvestment of dividends) during the Company's last five financial years if $100 were invested in each at the start of such five-year period.

For the purposes of this graph, it is assumed that $100 had been invested in the Shares and in such index on the first day of such five-year period.

	December 31
	2017	2018	2019	2020	2021	2022
EMX Royalty Corp.	$100	$147	$208	$418	$272	$243
S&P/TSX Global Gold Index	$100	$96	$134	$161	$149	$142
Van Eck Vectors Junior Gold Miners ETF	$100	$89	$124	$159	$123	$104

The Compensation Committee considers that the compensation paid to the NEOs is consistent with companies of a similar size and stage of development as the Company and is reflective of the variations in the Share price during the years shown. The reported value of CEO remuneration (excluding the one-time strategic investment success bonus awarded for the successful completion of the IGC transaction in 2018), which is dominated by pay-at-risk (annual incentive, RSUs, stock options), increased by 45% over the timeframe outlined above while the Company's share price increased by 87% over the same timeframe and, as such, the Compensation Committee views CEO remuneration to be adequately aligned with Shareholder interests.

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Summary Compensation Table

The following table contains a summary of the compensation paid to the NEOs during the last three financial years.

Name & Principal position	Year	Salary ($)	Share- based Awards(4) ($)	Option- based Awards ($)	Non-equity incentive Plan compensation		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans(5) ($)	Long Term Incentive Plans ($)
David M. Cole President & CEO	2022	455,560(1)	208,000	174,472(6)	122,677(1)	Nil	15,880(1)	Nil	976,589
	2021	407,388(2)	483,600	290,557(7)	118,142(2)	Nil	14,541(2)	Nil	1,153,027
	2020	435,844(3)	217,600	228,579(8)	149,277(3)	Nil	14,856(3)	Nil	1,046,156
Douglas L. Reed CFO(11)	2022	250,000	130,000	104,683(6)	41,536(1)	Nil	Nil	Nil	526,219
	2021	200,000	241,800	135,593(7)	40,000(2)	Nil	Nil	Nil	536,793
	2020	150,000	108,800	107,567(8)	51,093(3)	Nil	Nil	Nil	417,460
Michael D. Winn Executive Chairman	2022	455,560(1)	208,000	174,472(6)	94,367(1)	Nil	Nil	Nil	932,399
	2021	313,375(2)(9)	362,700	148,390(7)	90,879(2)	Nil	Nil	Nil	794,443
	2020	195,571(3)	217,600	171,434(8)	81,302(3)	Nil	Nil	33,526(3)	699,433

(1) Paid in United States dollars and converted to Canadian dollars at the average rate for the year ended on December 31, 2022 at C$1.3016 = US$1.00

(2) Paid in United States dollars and converted to Canadian dollars at the average rate for the year ended on December 31, 2021 at C$1.2535 = US$1.00

(3) Paid in United States dollars and converted to Canadian dollars at the average rate for the year ended on December 31, 2020 at C$1.3411 = US$1.00

(4) Certain Share-based compensation relates to a long-term RSU incentive plan and calculated based on RSUs awarded in the current year grant and represents the number of RSUs awarded but not yet vested. Actual RSUs vested may vary as each RSU entitles the holder to acquire, for nil cost, between zero and 1.75 Shares, subject to the achievement of certain performance conditions. Value disclosed is based on the International Financial Reporting Standards ("IFRS") requirements for calculating the estimated value to be vested over the three-year vesting period for financial statement presentation purposes.

(5) Under the terms of the STIP, the cash bonus calculated based on targets for several key performance indicators, measured over a one year period, may be paid out in Shares.

(6) The "grant date fair value" of options granted during the year ended December 31, 2022 was determined by using the Black-Scholes model, as described below, and the following weighted average assumptions: stock price - $2.56, exercise price - $2.56, an option life of 5 years, a risk-free interest rate of 2.75% and a volatility of 48.74%.

(7) The "grant date fair value" of options granted during the year ended December 31, 2021 was determined by using the Black-Scholes model, as described below, and the following weighted average assumptions: stock price - $4.11, exercise price - $4.11, an option life of 5 years, a risk-free interest rate of 0.91% and a volatility of 54.68%.

(8) The "grant date fair value" of options granted during the year ended December 31, 2020 was determined by using the Black-Scholes model, as described below, and the following weighted average assumptions: stock price - $2.62 exercise price - $2.62, an option life of 5 years, a risk-free interest rate of 0.38% and a volatility of 61.54%.

(9) Compensation has been attributed to the Corporation on the basis of the work commitments to the Corporation being 75%.

The Company has calculated the "grant date fair value" amounts in the "Option-based Awards" column using the Black-Scholes model, a mathematical valuation model that ascribes a value to a stock option based on a number of factors in valuing the option-based awards, including the exercise price of the options, the price of the underlying security on the date the option was granted, and assumptions with respect to the volatility of the price of the underlying security and the risk-free rate of return. Calculating the value of stock options using this methodology is very different from a simple "in-the-money" value calculation. Stock options that are well "out-of-the-money" can still have a significant "grant date fair value" based on a Black-Scholes valuation. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an "in-the-money" option value calculation. The total compensation shown in the last column is the total of the compensation of each NEO reported in the other columns. The value of the "in-the-money" options currently held by each NEO (based on share price less option exercise price) is set forth in the "Value of Unexercised In-the-money Options" column of the "Outstanding Share-based and Option-based Awards held by NEOs" table below.

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See "Employment and Consulting Agreements" for a description of the material terms of the employment and consulting agreements with the NEOs.

Incentive Plan Awards

Outstanding Share-Based and Option-Based Awards held by NEOs

The following table sets out, for each NEO, the incentive option-based and Share-based awards (in the form of RSUs) held as of December 31, 2022.

Name	Option-based Awards				Share-based Awards
	Number of Securities Underlying Unexercised options (vested- unvested)	Option Exercise price ($ per share)	Option Expiration date (m/d/y)	Value of unexercised "in-the- money" options(1) ($)	Number of shares or units of shares that have not vested(2) (#)	Market or payout value of Share-based awards that have not vested(1) ($)	Market or payout value of shares vested but not paid out(1) ($)
David M. Cole CEO	150,000-- 0 150,000-- 0 170,000-- 0 180,000-- 0 200,000-- 0	2.56 4.11 2.62 1.70 1.30	04/29/2027 05/06/2026 06/10/2025 06/06/2024 07/10/2023	0 0 0 144,000 240,000	80,000(3) 80,000(4) 80,000(5) N/A N/A	200,000 200,000 200,000 N/A N/A	N/A N/A N/A N/A N/A
Douglas L. Reed CFO	90,000-- 0 70,000-- 0 80,000-- 0 30,000-- 0 30,000-- 0	2.56 4.11 2.62 1.70 1.30	04/29/2027 05/06/2026 06/10/2025 06/06/2024 07/10/2023	0 0 0 24,000 36,000	50,000(3) 40,000(4) 40,000(5) N/A N/A	125,000 100,000 100,000 N/A N/A	N/A N/A N/A N/A N/A
Michael D. Winn Executive Chairman	150,000-- 0 100,000-- 0 127,500-- 0 90,000-- 0 100,000-- 0	2.56 3.66 2.62 1.70 1.30	04/29/2027 08/19/2026 06/10/2025 06/06/2024 07/10/2023	0 0 0 72,000 120,000	80,000(3) 60,000(4) 80,000(5) N/A N/A	200,000 150,000 200,000 N/A N/A	N/A N/A N/A N/A N/A

(1) The value of "in-the-money" options is the product of the number of Shares multiplied by the difference between the exercise price and the closing market price of the Shares on the financial year end. The closing price of the Shares on the TSX-V on December 31, 2022 was $2.50 per share.

(2) Certain Share-based compensation relates to a long-term RSU incentive plan and calculated based on RSUs awarded in the current year grant and represents the number of RSUs awarded but not yet vested. Actual RSUs vested may vary as each RSU entitles the holder to acquire, for nil cost, between zero and 1.75 Shares, subject to the achievement of certain performance conditions.

(3) RSUs granted under the RSU Plan on April 29, 2022. The vesting date and payout date for RSUs granted on April 29, 2022, is January 1, 2025, subject to performance criteria.

(4) RSUs granted under the RSU Plan on May 6, 2021. The vesting date and payout date for RSUs granted on May 6, 2021, is January 1, 2024, subject to performance criteria.

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(5) RSUs granted under the RSU Plan on June 10, 2020. The vesting date and payout date for RSUs granted on June 10, 2020, is January 1, 2023, subject to performance criteria.  Subsequent to December 31, 2022, based on performance criteria, 85% of the awarded RSUs vested.

Value of Share-Based and Option-Based Awards Vested or Earned During the Year by NEOs

The following table sets forth, for each NEO, the values of all incentive plan award which vested or were earned during the last financial year ended December 31, 2022.

Name & Position	Value vested during the year		Value earned during the year Non-equity incentive plan Compensation awards ($)
	Option-based awards (1) ($)	Share-based awards (2) ($)
David M. Cole, CEO	174,472	$210,750	122,677
Douglas L. Reed, CFO	104,683	0	41,536
Michael D. Winn, Executive Chairman	174,472	0	94,367

(1) The value of options vested during the year ended December 31, 2022 was determined by using the Black-Scholes model, as described above, and the following weighted average assumptions: stock price - $2.56, exercise price - $2.56, an option life of five years, a risk-free interest rate of 2.75% and a volatility of 48.74%.

(2) Pursuant to the RSU Plan, the Company granted RSUs to officers, management, and consultants. All RSUs granted have defined performance criteria to be met before the issuance of Shares. In March 2022, the Compensation Committee recommended, and the Board approved, the settlement of the 2019 RSU Awards. The closing price of the Shares on the TSX-V on the redemption date was $2.81 per share.

Share-Based and Option-Based Plans

The Board established the Stock Option Plan ("the Option Plan") and Restricted Share Unit Plan ("the RSU Plan") to attract and motivate the directors, officers and employees of the Company (and any of its subsidiaries), employees of any management corporation and consultants to the Company (collectively the "Optionees") and thereby advance the Company's interests by providing them an opportunity to acquire an equity interest in the Company through the exercise of stock options granted to them under the Option Plan and awarding of performance-vested RSUs under the RSU Plan.

The RSU Plan was approved by shareholders in 2018 and the Option Plan was approved by the Shareholders in 2022 and are both subject to re-approval by the Shareholders in 2023 (please see "Particulars of Matters to be Acted Upon - Ratification of Stock Option Plan" "Particulars of Matters to be Acted Upon - Amendments to the Stock Option Plan" and "Particulars of Matters to be Acted Upon - Amendments to the RSU Plan").

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(i) Option Plan

Eligible Participants	Director, Officer, Employee, Consultant or a corporation, other than a Consultant Company, where such corporation's sole shareholder is a Director, Officer or Employee.
Limits	Maximum number of Common Shares available for issuance from treasury pursuant to the Option Plan.	10% of outstanding shares, at the time of grant.

Maximum number of Common Shares available for issuance from treasury pursuant to the Option Plan, together with any other equity compensation plan, to Insiders (as a group) at any point in time or within a twelve-month period.

	Maximum number of Common Shares available for issuance from treasury pursuant to the Option Plan, together with any other equity compensation plan, to optionees within a twelve-month period.	5% of outstanding shares

Maximum number of Common Shares available for issuance from treasury pursuant to the Option Plan, together with any other equity compensation plan, to any one Consultant or Investor Relations Services Provider within a twelve-month period.

2% of outstanding shares
Grants	To eligible participants in such numbers, at such times and on such terms and conditions, consistent with the Option Plan, as the Board may determine.
Exercise Price	No less than the last closing price of the Shares on the day immediately preceding the Grant Date; no Options shall be granted which are exercisable at a price of less than C$0.05 per Share.
Vesting

Options granted under the Option Plan shall vest in accordance with any vesting schedule set by the Board at the time of the grant.

If the Optionee is an Investor Relations Services Provider, Options must vest in stages over at least 12 months with no more than one quarter of the Option vesting in any three-month period, with the first vesting stage to occur no sooner than three months after the Grant Date.

Subject to the Exchange's approval (if required), all Options vest immediately and are fully exercisable if a Change of Control is agreed to by the Company or events which might lead to a Change of Control are commenced by third parties.

Maximum Term of Options

Options granted under the Option Plan will be for a term not exceeding ten years from the Grant Date. Options which may expire during a restricted trading period imposed by the Corporation in accordance with applicable securities laws, will be extended for a period of ten business days.

Incentive Stock Options

If the Optionee is subject to the tax laws of the USA, that part of any Option entitling the Optionee to purchase Shares having a value of US$100,000 or less would be treated as an "Incentive Stock Option" under U.S. Tax Code and that part of any Option on Shares having a value in excess of US$100,000 shall be treated as a non-qualifying stock option ("NQSO") for the purposes of the U.S. Tax Code. Eligible Participants subject to the tax laws of the United States of America may be granted NQSOs, however, no Incentive Stock Options shall be granted.

Cashless Exercise

The Board may, allow for a cashless exercise whereby a brokerage firm will loan money to an Optionee to purchase the Shares underlying an Option and then sells enough Shares to cover the exercise price of the Option in order to repay the loan; the brokerage firm receives an equivalent number of Shares from the exercise of the Option and the Optionee then receives the balance of Shares or the cash proceeds from the balance of such Shares.

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Net Exercise

The Board may, allow an Optionee (except an Optionee that is an Investor Relations Service Provider) to surrender all or part of a vested Option, and receive the number of Shares that is the equal to the quotient obtained by dividing: (i) the product of the number of Options being exercised multiplied by the difference between the Volume-Weighted Average Price ("VWAP") of the Shares and the exercise price of the subject Options, by (ii) the VWAP of the Shares on the date of exercise.

Full Payment for Shares	The Corporation will not issue Common Shares pursuant to Options granted under the Option Plan unless and until the Common Shares have been fully paid for.
Assignment	Options may not be assigned or transferred.
Termination Prior to Expiry

Generally, Options must expire and terminate on a date stipulated by the Board at the time of grant and, in any event, must terminate not later than 90 days following the date on which the option holder ceases to be an eligible person. If an Option holder is terminated or removed as a Director, the associated Options immediately terminate. If an Option holder dies or is Disabled, the associated Options will be exercisable for a period not exceeding 12 months or the balance of the term of the Options, whichever is shorter.

Termination of Plan

The Board may amend or terminate the Option Plan or any Option at any time. Unless required to make the Option Plan or the Option comply with the rules and policies of the Exchange or applicable laws, no such amendment or termination shall affect the terms and conditions of the outstanding Options without the written consent of the Optionees concerned.

Amendments not Requiring Shareholder Approval

The Board may amend the Option Plan or any Option granted thereunder to: (a) comply with applicable law or rules of the Exchange or of a 'housekeeping' nature required to correct typographical and similar errors; (b) comply with applicable law or rules of the Exchange or of a 'housekeeping' nature required to correct typographical and similar errors; or (c) change the vesting provisions other than those required by this Plan or the Exchange Policy.

Amendments Requiring Shareholder Approval

Only with the approval of Shareholders, may the Board amend the Option Plan or any Option granted thereunder to: (a) change who may be considered an Eligible Participant (b) increase the number of Common Shares reserved for the grant of Options under the Option Plan; (c) increasing the participation by Insiders; (d) make a material change in the method of determining the exercise price of an Option; (e) amend to extend the time at which an Option terminates to a date that is beyond the original expiration date; (f) amend the expiry or termination provisions applicable to Options; (g) amend the method or formula for calculating prices, values or amounts under this Plan that may result in a benefit to an Optionee; or (h) amend the amending provision of the Option Plan.

Amendments Requiring Disinterested Shareholder Approval

Only with the approval of Disinterested Shareholders, may the Board amend Option to: (a) decrease the exercise price or extend of the term of the Option (unless the extension arises from a Blackout Period); or (b) create a benefit to an Insider.

If the Company cancels any Option and within one year grants or issues a new Option to the same Insider, that is considered an amendment.

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(ii) RSU Plan

Eligible Participants

Director, Officer, Employee, Consultant (other than an Investor Relations Service Provider) or a corporation, other than a Consultant Company, where such corporation's sole shareholder is a Director, Officer or Employee.

Limits	Maximum number of Common Shares available for issuance from treasury pursuant to the RSU Plan.	3,200,000
	Maximum number of Common Shares available for issuance from treasury pursuant to the RSU Plan, together with any other equity compensation plan.	10% of outstanding Shares, at the time of grant.

Maximum number of Common Shares available for issuance from treasury pursuant to the RSU Plan, together with any other equity compensation plan, to Insiders (as a group) at any point in time or within a twelve-month period.

	Maximum number of Common Shares available for issuance from treasury pursuant to the RSU Plan, together with any other equity compensation plan, to any one Consultant within a twelve-month period.	2% of outstanding Shares
	Maximum number of Common Shares available for issuance from treasury pursuant to the RSU Plan, together with any other equity compensation plan, to any one Participant within a twelve-month period.	5% of outstanding Shares
Grants	To eligible participants in such numbers, at such times and on such terms and conditions, consistent with the RSU Plan, as the Board may determine but not after December 15 of a given calendar year.
Vesting

RSUs granted under the RSUs Plan shall vest in accordance with any vesting schedule set by the Board at the time of the grant provided that no RSUs may vest before the date that is one year from the date of grant or after December 15 of the third calendar year following the Service Year in respect of which the RSUs were granted.

Vesting conditions may be based on the continued service to the Company and/or such other terms, conditions or Performance Criteria that the Board may determine.

Termination Prior to Vesting

Unvested RSUs will terminate upon a Participant's Termination Date. Upon a Participant's death or Disability (except for U.S. Taxpayers), unvested RSUs will continue to vest for 12 months; unvested RSUs will terminate at the end of that period.

Upon a Change in Control, all unvested RSUs will immediately vest unless the Company or successor exchanges outstanding RSUs for similar instruments. Upon a Participants termination within 6 months of a Change of Control, all unvested RSUs will immediately vest.

Settlement

Vested RSUs will be settled by shares issued from treasury or a cash payment equal to the higher of (a) the VWAP of the Shares for the five trading days immediately preceding settlement and (b) the last closing price of the Shares on the day immediately preceding that day.

Dividends	Unvested RSUs will attract additional RSUs equivalent to the value of any dividends that would have been paid on the underling Shares.
Amendments not Requiring Shareholder Approval

The Board may amend the RSU Plan or any RSU granted thereunder to: (a) ensure that RSUs comply with any tax provisions or laws; (b) comply with applicable law or rules of the Exchange or of a 'housekeeping' nature required to correct typographical and similar errors; (c) change the termination provisions of an RSU provided the term does not extend beyond the original expiry date; or (d) suspend or terminate the Plan.

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Amendments Requiring Shareholder Approval

Only with the approval of Shareholders, may the Board amend the RSU Plan or any RSU granted thereunder to: (a) increase the maximum number of Shares reserved for issuance under this Plan; (b) amend the determination of Fair Market Value of a Share under this Plan in respect of any RSU; (c) extend the Expiry Date of any RSU; (d) increase any limit on grants of RSUs to any one Participant or group of Participants (such as Insiders); (e) increase the circumstances under which RSUs may be assigned or transferred; (f) amend the class of Eligible Persons; (g) amend the expiry and termination provisions applicable to RSUs; (h) amend any method or formula for calculating prices, values or amounts under this Plan that may result in a benefit to a Participant; or (i) amend the amending provision of the Option Plan.

Amendments Requiring Disinterested Shareholder Approval

Only with the approval of Disinterested Shareholders, may the Board amend Option to: (a) decrease the exercise price or extend of the term of the Option (unless the extension arises from a Blackout Period); or (b) create a benefit to an Insider.

If the Company cancels any Option and within one year grants or issues a new Option to the same Insider, that is considered an amendment.

Assignment	RSUs may not be assigned or transferred except for the case of death or incompetency.

Employment and Consulting Agreements

Chief Executive Officer

The Company is a party to an employment agreement with David M. Cole, President and CEO of the Company, effective August 1, 2017. Under the agreement, Mr. Cole receives US$350,000 per year. The agreement may be terminated by the Company without reason by written notice and a lump sum payment equal to 24 months of salary and benefits. Mr. Cole may terminate the agreement for any reason upon two months written notice to the Company during which time he will continue to receive his usual remuneration and benefits.

If Mr. Cole's agreement is terminated or his duties and responsibilities are materially changed within six months following a change in control of the Company, he is entitled to receive a lump sum payment equal to 24 months of his salary and benefits and all unvested stock options and share-based awards.

Chief Financial Officer

The Company is a party to an employment agreement with Douglas L. Reed, CFO of the Company, effective July 1, 2020. Under the agreement, Mr. Reed receives C$250,000 per year. The agreement may be terminated by the Company without reason by written notice and a lump sum payment equal to two months' salary for each year or partial year worked, with a minimum of twelve months and a maximum of 18 months of salary and benefits. Mr. Reed may terminate the agreement for any reason upon two months written notice to the Company during which time he will continue to receive his usual remuneration and benefits.

If Mr. Reed's agreement is terminated or his duties and responsibilities are materially changed within six months following a change in control of the Company, he is entitled to receive a lump sum payment equal to 18 months of his salary and benefits and all unvested stock options and share-based awards.

Executive Chairman

The Company is a party to an employment agreement with Michael D. Winn, Executive Chairman of the Company, effective July 1, 2020. Under the agreement, Mr. Winn receives US$350,000 per year. The agreement may be terminated by the Company without reason by written notice and a lump sum payment equal to 24 months of salary.  Mr. Winn may terminate the agreement for any reason upon two months written notice to the Company during which time he will continue to receive his usual remuneration.

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If Mr. Winn's agreement is terminated or his duties and responsibilities are materially changed within six months following a change in control of the Company, he is entitled to receive a lump sum payment equal to 24 months of his salary and all unvested stock options and share-based awards.

Pension Plan Benefits

For the officers and employees in the United States, the Company pays 4% of the annual salary each year to each officer's and employee's 401(k) retirement plan.

Termination and Change of Control Benefits

Other than described above under "Employment and Consulting Agreements", the Company does not have written contracts with any of its NEOs respecting the resignation, retirement or other termination of employment resulting from a change of control.

Management Contracts

Pursuant to a management service agreement dated February 13, 2014, as amended August 1, 2020, between the Company and Seabord Management Corp. ("Seabord") of Suite 501, 543 Granville Street, Vancouver, British Columbia, the Company pays $34,000 per month to Seabord in consideration of Seabord providing the services of accounting and administration staff and office space to the Company.

Seabord is a private corporation partially owned by Douglas Reed, CFO, and Michael D. Winn, Executive Chairman. Neither Mr. Reed or Mr. Winn receives any direct compensation from Seabord in relation to services provided to the Company.

Director Compensation

The methodology used for determining the remuneration of directors is similar to that used for the remuneration of NEOs. Remuneration of committee chairs is determined based on their own merits and circumstances after being considered in light of prevailing economic conditions - both on a corporate level and on national and international levels - and industry norms for such remuneration. Levels of remuneration of directors, committee members and committee chairs are usually first informally discussed among the members of the Compensation Committee before being formally considered and approved by the Board.

In 2022, Board members were compensated for their services as directors through a combination of an annual fee and annual equity-based compensation in the form of options; independent directors are not compensated based on performance. Annual directors' fees are currently:

Principal Position	Annual Fee ($)
Director (base)	40,000
Lead Director (additional)	5,000
Audit Committee Chair (additional)	10,000
Compensation Committee Chair (additional)	7,500
Environment, Social & Governance Committee Chair (additional)	5,000
Nominating Committee Chair (additional)	5,000

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The following table describes director compensation for non-executive directors for the year ended December 31, 2022.

Name	Fees(1) Earned ($)	Awards		Non-equity Incentive plan Compensation ($)	Pension Value ($)	All other Compensation ($)	Total ($)
		Share- based ($)	Option- based ($)
Brian E. Bayley	48,750	0	69,789(2)	0	0	0	118,539
Brian K. Levet(3)	23,750	0	69,789(2)	0	0	0	93,539
Sunny S. C. Lowe	45,000	0	69,789(2)	0	0	0	114,789
Henrik K. B. Lundin	45,000	0	69,789(2)	0	0	0	114,789
Larry M. Okada	50,000	0	69,789(2)	0	0	0	119,789
Geoff Smith(4)	20,000	0	111,696(2) (5)	0	0	0	131,696

(1) Compensation paid as directors' fees.

(2) The grant date fair value of options granted during the year ended December 31, 2022 was determined by using the Black-Scholes model, as described below, and the following weighted average assumptions: stock price - $2.56, exercise price - $2.56, an option life of five years, a risk-free interest rate of 2.75% and a volatility of 48.74%.

(3) Brian Levet ceased to be a director of the Company on June 30, 2022.

(4) Geoff Smith joined the Board on July 5, 2022

(5) The grant date fair value of options granted during the year ended December 31, 2022 was determined by using the Black-Scholes model, as described below, and the following weighted average assumptions: stock price - $2.45, exercise price - $2.45, an option life of five years, a risk-free interest rate of 2.94% and a volatility of 48.48%.

The Company has calculated the "grant date fair value" amounts in the "Option-based Awards" column using the Black-Scholes model, a mathematical valuation model that ascribes a value to a stock option based on a number of factors in valuing the option-based awards, including the exercise price of the options, the price of the underlying security on the date the option was granted, and assumptions with respect to the volatility of the price of the underlying security and the risk-free rate of return. Calculating the value of stock options using this methodology is very different from a simple "in-the-money" value calculation. Stock options that are well "out-of-the-money" can still have a significant "grant date fair value" based on a Black-Scholes valuation. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an "in-the-money" option value calculation. The total compensation shown in the last column is the total of the compensation of each director reported in the other columns. The value of the "in-the-money" options currently held by each director (based on share price less option exercise price) is set forth in the "Value of Unexercised in-the-money Options" column of the "Outstanding Share-based and Option-based Awards held by Directors" table below.

Minimum Share Ownership Guidelines

Under its Share Ownership Policy, the Company has adopted minimum share ownership guidelines that require non-executive directors to beneficially hold Shares equivalent to three times their annual director's fees.

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For the purposes of this policy, the value of the Shares held by a non-executive director is determined based on the closing price of the Shares on the TSX-V on January 2nd of the current calendar year. Non-executive directors have three years from the later of the effective date of the policy or the date they assumed such role with the Company to satisfy the minimum ownership requirements and must subsequently continue to satisfy such requirements for the duration of their tenure as a non-executive director. Formal compliance with the Share Ownership Policy will be first determined on May 14, 2025.

Outstanding Share-based and Option-based Awards held by Directors

The following table sets out, for each non-executive director, the option-based awards (incentive stock options to purchase Shares) held as of December 31, 2022

Name	Option-based Awards				Share-based Awards
	Number of Securities Underlying Unexercised options (vested- unvested)	Option Exercise Price ($ per share)	Option Expiration Date (m/d/y)	Value of unexercised "in-the- money" options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of Share- based awards that have not vested ($)	Market or payout value of shares vested but not paid out ($)
Brian E. Bayley	60,000 - 0 60,000 - 0 65,000 - 0 67,500 - 0 75,000 - 0	2.56 3.66 2.62 1.70 1.30	04/29/2027 08/19/2026 06/10/2025 06/06/2024 07/10/2023	0 0 0 54,000 90,000	Nil	Nil	Nil
Brian K. Levet(2)	60,000 - 0 60,000 - 0 65,000 - 0 67,500 - 0	2.56 3.66 2.62 1.70	04/29/2027 08/19/2026 06/10/2025 06/06/2024	0 0 0 54,000	Nil	Nil	Nil
Sunny S. C. Lowe	60,000 - 0 100,000 - 0	2.56 3.66	04/29/2027 08/19/2026	0 0	Nil	Nil	Nil
Henrik K. B. Lundin	60,000 - 0 100,000 - 0	2.56 3.66	04/29/2027 08/19/2026	0 0	Nil	Nil	Nil
Larry M. Okada	60,000 - 0 60,000 - 0 65,000 - 0 67,500 - 0 75,000 - 0	2.56 3.66 2.62 1.70 1.30	04/29/2027 08/19/2026 06/10/2025 06/06/2024 07/10/2023	0 0 0 54,000 90,000	Nil	Nil	Nil
Geoff Smith	100,000 - 0	2.45	07/05/2027	5,000	Nil	Nil	Nil

(1) The value of "in-the-money" options is the product of the number of Shares multiplied by the difference between the exercise price and the closing market price of the Shares on the financial year end. Options which were not vested at the financial year end are not included in this value. The closing price of the Shares on the TSX-V on December 31, 2022 was $2.50 per Share.

(2) Brian Levet ceased to be a director of the Company on June 30, 2022.

Value of Share-Based and Option-Based Awards Vested or Earned During the Year by Directors

The following table sets forth, for each non-executive director, the values of all incentive plan awards which vested or were earned during the last financial year ended December 31, 2022.

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Name	Value vested during the year		Value earned during the year Non-equity incentive plan Compensation ($)
	Option-based Awards ($)	Share-based Awards (1) ($)
Brian E. Bayley	69,789(2)	0	Nil
Brian K. Levet(3)	69,789(2)	0	Nil
Sunny S. C. Lowe	69,789(2)	0	Nil
Henrik K. B. Lundin	69,789(2)	0	Nil
Larry M. Okada	69,789(2)	0	Nil
Geoff G. Smith(5)	111,696(4)	0	Nil

(1) The value of a Share-based award is the product of the number of Shares issuable on the vesting date multiplied by the closing market price of the Shares on the vesting date.

(2) The grant date fair value of options granted during the year ended December 31, 2022 was determined by using the Black-Scholes model, as described below, and the following weighted average assumptions: stock price - $2.56, exercise price - $2.56, an option life of five years, a risk-free interest rate of 2.75% and a volatility of 48.74%.

(3) Brian Levet ceased to be a director of the Company on June 30, 2022.

(4) The grant date fair value of options granted during the year ended December 31, 2022 was determined by using the Black-Scholes model, as described below, and the following weighted average assumptions: stock price - $2.45, exercise price - $2.45, an option life of five years, a risk-free interest rate of 2.94% and a volatility of 48.48%.

(5) Geoff Smith joined the board on July 5, 2022.

CORPORATE GOVERNANCE PRACTICES

National Instrument 58-101 Disclosure of Corporate Governance Practices of the Canadian securities administrators requires the Company to annually disclose certain information regarding its corporate governance practices. That information is disclosed below.

Board of Directors and Committees of the Board

The Board has responsibility for the stewardship of the Company including responsibility for strategic planning, identification of the principal risks of the Company's business and implementation of appropriate systems to manage these risks, succession planning (including appointing, training, and monitoring senior management), communications with investors and the financial community and the integrity of the Company's internal control and management information systems.

The Board sets long-term goals and objectives for the Company and formulates the plans and strategies necessary to achieve those objectives and to supervise senior management in their implementation. The Board delegates the responsibility for managing the Company's day-to-day affairs to senior management but retains a supervisory role in respect of, and ultimate responsibility for, all matters relating to the Company and its business. The Board is responsible for protecting Shareholders' interests and ensuring that the incentives of the Shareholders and of management are aligned.

The Board delegates authority and responsibility to deal with specified matters to the Company's standing committees, which consist of the Audit Committee,
  the Compensation Committee,
  the Environmental, Social and Governance ("ESG") Committee; and
  the Nominating Committee.

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Committees analyze policies and strategies developed by management that are consistent with their respective written charters outlining its duties and responsibilities. Such written charters are established and amended as required by the Board. They examine proposals and, where the appropriate, report and make recommendations to the Board. Committees do not take action or make decisions on behalf of the Board unless specifically mandated to do so.

The following sets forth the current members of each of the Committees, each of whom is independent:

Audit Committee	Compensation Committee	ESG Committee	Nominating Committee
Brian E. Bayley Sunny S. C. Lowe Larry M. Okada	Brian E. Bayley Henrik K. B. Lundin Geoff Smith	Henrik K. B. Lundin Larry M. Okada Geoff Smith	Brian E. Bayley Henrik K. B. Lundin Sunny S. C. Lowe

National Instrument 52-110 Audit Committees ("NI 52-110") of the Canadian securities administrators and Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended, require the Audit Committee of the Board to meet certain requirements. Each member of the Audit Committee satisfies the required independence and financial literacy requirements. NI 52-110 also requires the Company to disclose certain information regarding the Audit Committee. That information has been disclosed in the Company's Annual Information Form filed on SEDAR and EDGAR. The full text of the Audit Committee Charter is available on the Company's website at:
https://emxroyalty.com/site/assets/files/4468/02-emx_audit_committee_charter-f.pdf

Compensation Committee: The Compensation Committee is responsible for the review of all compensation paid (including stock options granted under the Option Plan, and RSUs granted under the RSU Plan) by the Company to the Board, and to officers and employees of the Company and any subsidiaries, to report to the Board on the results of those reviews and to make recommendations to the Board for adjustments to such compensation. The full text of the Compensation Committee Charter is available on the Company's website at:
https://emxroyalty.com/site/assets/files/4468/03-com_committtee_charter_f.pdf

Environmental, Social and Governance Committee: The ESG Committee is responsible for advising the Board of the appropriate corporate governance procedures that should be followed by the Company and the Board and monitoring whether they comply with such procedures. The full text of the ESG Committee Charter is available on the Company's website at:
https://emxroyalty.com/site/assets/files/4468/04-esg_committee_charter_f.pdf

Nominating Committee: The role of the Nominating Committee is to assist in preparing an effective succession plan for the Board by providing advice and recommendations to the Board for appointment of new directors and assessing the effectiveness of the directors and the various committees of the Board and the composition of such committees. The Company's Nominating Committee Charter is available for viewing on the Company's website at:

https://emxroyalty.com/site/assets/files/4468/05-nominating_committee_charter_f.pdf

As part of its ongoing review of business operations, the Board reviews, as frequently as required, the principal risks inherent in the Company's business, including financial risks, through periodic reports from management of such risks, and assesses the systems established to manage those risks. Directly and through the Audit Committee, the Board also assesses the integrity of internal control over financial reporting and management information systems.

In addition to those matters that must, by law, be approved by the Board, the Board is required to approve any material dispositions, acquisitions, and investments outside the ordinary course of business, long-term strategy, and organizational development plans. The Company's management is authorized to act without the Board's approval on all ordinary course matters relating to the Company's business.

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The Board also monitors the Company's compliance with timely disclosure obligations and reviews material disclosure documents prior to distribution.

The Board is responsible for the appointment of the CEO, President and other senior management and monitoring of their performance. Directors are elected annually by the Shareholders. The Nominating Committee initially identifies, considers, and recommends directors to the Board for approval and submission to Shareholders for election.

The Board has adopted a written mandate setting out the foregoing obligations (the "Board Mandate"), a copy of which is attached to this Circular as Schedule "A", and is governed by the requirements of applicable corporate and securities common and statute law which provide that the Board has responsibility for the stewardship of the Company. That stewardship includes responsibility for strategic planning, identification of the principal risks of the Company's business and implementation of appropriate systems to manage these risks, succession planning (including appointing, training, and monitoring senior management), communications with investors and the financial community and the integrity of the Company's internal control and management information systems.

A majority of directors comprising the Board must qualify as independent directors within the meaning of all applicable legal and regulatory requirements including, without limitation, all applicable Canadian and United States securities laws and regulations and the rules of each stock exchange on which the Company's securities are listed, except in circumstances, and only to the extent, permitted by all applicable laws, regulations and stock exchange requirements. A majority of the Board is "independent" under both applicable Canadian securities law and the rules of the NYSE American in that they are independent and free from any interest and any business or other relationship which could or could reasonably be perceived to, materially interfere with the director's ability to act with the best interests of the Company, other than interests and relationships arising from shareholding. The Board considers that the following directors are independent: Brian E. Bayley, Sunny S. C. Lowe, Henrik K. B. Lundin, Larry M. Okada, and Geoff G. Smith. The Board considers that David M. Cole, the President, and CEO of the Company, is not independent because he is a member of management, and that Michael D. Winn, Executive Chairman of the Board, is not independent because he is part of management, his ownership of Seabord and the payment by the Company of consulting fees to a corporation owned by him.

The Board facilitates its exercise of independent supervision over the Company's management through regular meetings of the Board.

The Board holds regularly scheduled meetings without the non-independent directors and members of management. During the financial year ended December 31, 2022, the independent directors held two in-camera meetings without the non-independent directors and management.

When a matter being considered involves a director, that director does not vote on the matter. As well, the directors regularly and independently confer amongst themselves and thereby keep apprised of all operational and strategic aspects of the Company's business.

The Executive Chairman of the Board is responsible for presiding over all meetings of the directors and Shareholders. He is not an independent director, however, the independent directors either have significant experience as directors and officers of publicly traded companies or as members of the financial investment community and, therefore, do not require the guidance of an independent Chairman of the Board in exercising their duties as directors.

The following tables set out the attendance of directors at Board and Committee meetings during the year ended December 31, 2022:

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Director	Meetings Attended out of Meetings Held
	Board	Audit Committee	Compensation Committee	Environment Social and Corporate Governance	Nominating Committee	Individual Attendance Rate
Brian E. Bayley	9 of 10	4 of 4	4 of 4	1 of 2	4 of 4	90%
David M. Cole	9 of 10	N/A	N/A	N/A	N/A	90%
Brian K. Levet (2)	5 of 10	N/A	3 of 4(2)	2 of 2	N/A	100%
Sunny S. C. Lowe	9 of 10	4 of 4	N/A	N/A	4 of 4	90%
Henrik K. B. Lundin	9 of 10	N/A	4 of 4	4 of 4	4 of 4	90%
Larry M. Okada	10 of 10	4 of 4	N/A	2 of 2	N/A	100%
Michael D. Winn	10 of 10	N/A	N/A	N/A	N/A	100%
Geoff Smith (1)	5 of 10	N/A	1 of 4(3)	Nil(3)	N/A	100%

(1) Geoff Smith joined the Board on July 5, 2022.

(2) Brian Levet ceased to be a director of the Company on June 30, 2022.

(3) Geoff Smith became a Member of the Compensation Committee and the ESG Committee on July 15, 2022.

Descriptions of Roles

The Board has not established written descriptions of the positions of Executive Chairman of the Board, President, CEO, CFO, or chairperson of any of the committees of the Board (except as may be set out in a charter applicable to a committee) as it feels they are unnecessary and would not improve the function and performance of such positions. The role of a chairperson is delineated by the nature of the overall responsibilities of the Board (in the case of the Executive Chairman of the Board) or the committee (in the case of a chairperson of a committee).

The Board has not set limits on the objectives to be met by the CEO but believes that such limits and objectives should depend upon the circumstances of each situation and that to formalize these matters would be restrictive and unproductive.

Other Directorships

Certain of the directors are presently a director of one or more other reporting issuers (public companies), as follows:

Director	Other Issuer	Director	Other Issuer
Brian E. Bayley	Monitor Ventures Inc. Cypress Hills Resource Corp. NervGen Pharma Corp. Jabbo Capital Corp. Left Field Capital Corp.	David M. Cole	N/A
Sunny S. C. Lowe	N/A	Henrik K. B. Lundin	N/A
Larry M. Okada	Forum Energy Metals Corp Santacruz Silver Mining Ltd. Neo-Battery Materials Ltd	Goeff Smith	Carbon Streaming Corporation
Michael D. Winn	Atico Mining Corporation

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Orientation and Continuing Education

The Board takes the following measures to ensure that all new directors receive a comprehensive orientation regarding their role as a member of the Board, its committees and its directors, and the nature and operation of the Company.

The Board has adopted a tailored approach that takes into consideration the skills and experience of the director in determining the specific orientation program. The first step is to assess a new director's set of skills and professional background. Once that assessment has been completed, the Board is able to determine what orientation to the nature and operations of the Company's business will be necessary and relevant to each new director.

The second step is taken by one or more existing directors, who may be assisted by the Company's management, to provide the new director with the appropriate orientation through a series of meetings, telephone calls and other correspondence.

The Company has a Board Policy Manual which provides a comprehensive introduction to the Board and its committees. The Manual contains the charters of the Audit Committee, ESG Committee, Nominating Committee and Compensation Committee. The Manual also contains the Whistleblower Policy, Board Mandate, and Code of Business Ethics and Conduct.

The Board takes the following measures to provide continuing education for its directors to maintain the skill and knowledge necessary for them to meet their obligations as directors:

  the Board Policy Manual is reviewed on an annual basis and a revised copy will be given annually to each director; and
  there are technical presentations from time to time or as necessary at Board meetings, focusing on either a particular property or a summary of various properties. The "question and answer" portions of these presentations are a valuable learning resource for the non-technical directors.

Ethical Business Conduct

To comply with its legal mandate, the Board seeks to foster a culture of ethical conduct by striving to ensure the Company carries out its business in line with high business and moral standards and applicable legal and financial requirements. Further, the Board:

  has adopted a written Code of Business Conduct and Ethics for its directors, officers, employees and consultants. The Code is available on the Company's website at: www.emxroyalty.com and has been filed on SEDAR and EDGAR (see "Additional Information" at the end of this Circular). Compliance with the Code is achieved as follows. Each director is responsible for ensuring that they individually comply with the terms of the Code, while the Board is responsible for ensuring that the individual directors and officers comply with the Code and the Company's executive officers are responsible for ensuring compliance with the Code by employees. Since the beginning of the Company's last financial year, the Company has not filed a Material Change Report relating to any conduct of a director or executive officer that constitutes a departure from the Code.
  has established the ESG Committee, as described above, and adopted a Charter for the Committee. The full text of the Charter is available on the Company's website at:

https://emxroyalty.com/site/assets/files/4468/04-esg_committee_charter_f.pdf

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  has established a Whistleblower Policy which details complaint procedures for financial concerns. The full text of the Policy is available on the Company's website at:

https://emxroyalty.com/site/assets/files/4468/06-emx_whistle-blower_policy_f.pdf has created a Corporate Disclosure, Confidentiality and Securities Trading Policy which details when directors, officers and employees should not engage in trading in the Company's securities. The Policy was adopted to ensure fair, accurate and timely disclosure of material information regarding the Company and its business. The full text of the Policy is available on the Company's website at:

https://emxroyalty.com/site/assets/files/4468/emx_corp_dis_conf_secs_trading_policy_revised_jan_2.pdf encourages management to consult with legal and financial advisors to ensure the Company is meeting those requirements.
  is cognizant of the Company's timely disclosure obligations and reviews material disclosure documents such as financial statements and the Management's Discussion & Analysis prior to distribution.
  relies on its Audit Committee to annually review the systems of internal financial control and discuss such matters with the Company's external auditor.
  actively monitors the Company's compliance with the Board's directives and ensures that all material transactions are thoroughly reviewed and authorized by the Board before being undertaken by management.

The Board must also comply with the conflict of interest provisions of the British Columbia Business Corporations Act, as well as the relevant securities regulatory instruments and stock exchange policies, to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Complaints

The Whistleblower Policy outlines procedures for the confidential, anonymous submission by employees regarding the Company's accounting, auditing and financial reporting obligations, without fear of retaliation of any kind. If an applicable individual has any concerns about accounting, audit, internal controls, or financial reporting matters which they consider to be questionable, incorrect, misleading or fraudulent, the applicable individual is urged to come forward with any such information, complaints or concerns, without regard to the position of the person or persons responsible for the subject matter of the relevant complaint or concern.

The applicable individual may report their concern in writing and forward it to the Chairman of the Audit Committee or ESG Committee, as applicable to understand and review their written complaint or concern, in a sealed envelope labelled "To be opened by the Chairman of the Audit Committee only." or "To be opened by the Chairman of the ESG Committee only." Further, if the applicable individual wishes to discuss any matter with the Audit Committee, or ESG Committee, this request should be indicated in the submission. Any such envelopes received by the Company will be forwarded promptly and unopened to the Chairman of the Audit Committee or ESG Committee.

Promptly following the receipt of any complaints submitted to it, the Audit Committee or ESG Committee will investigate each complaint and take appropriate corrective actions.

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The Audit Committee or ESG Committee will retain as part of its records, any complaints or concerns for a period of no less than seven years. The Committees will keep a written record of all such reports or inquiries and make quarterly reports on any ongoing investigation which will include steps taken to satisfactorily address each complaint.

The Whistleblower Policy is reviewed by the Audit and ESG Committees on an annual basis.

Nomination of Directors

To identify new candidates for nomination for election as directors, the Board considers the advice and input of the Nominating Committee which is composed of independent directors. In recommending candidates to the Board, the Nominating Committee first considers such factors respecting each candidate as it deems appropriate and in the context of the needs of the Board, including:

  the identification and recommendation of new individuals qualified to become new Board members;
  a track record in general business management;
  the ability to devote the time required and a willingness to serve as directors;
  the appropriate size of the Board;
  independence and potential conflicts of interest;
  professional experience;
  personal character;
  gender;
  diversity;
  outside commitments (for example, service on other boards);
  particular areas of expertise; and
  the necessary competencies and skills of the Board as a whole and the competencies and skills of each director individually.

Director Qualifications and Experience

As part of the Company's ongoing effort to ensure it has the appropriate combination of skill and experience on the Board, the Nominating Committee has created a board skills matrix tool to assist in assessing potential Board candidates and recommending suitable nominees for election to Board. Listed below is a summary of those areas of expertise.

AREAS OF EXPERTISE	SUBCATEGORIES
Business Leadership	Board level experience in a major corporation General business experience Public company management
Corporate Finance and Capital Markets	Capital markets Risk management M&A and corporate finance Global business experience

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AREAS OF EXPERTISE	SUBCATEGORIES
Marketing/ Investor Relations	Experience in communications, public relations or interacting with social media
Financial literacy	Experience, knowledge, or expertise in accounting Budgeting and forecasting Internal financial controls
Technical	Mining operations Mine planning/development/construction Exploration and geology Environment and sustainability
Environmental, Social & Governance	Health & Safety (Lost time accidents) Community social responsibility
Regulatory - Legal / Corporate	Legal - corporate / commercial Regulatory compliance Government relations Public/International relations
Corporate Governance	Corporate governance practices
Human Resources and Compensation	Recruitment Retention Incentives
Technology / digital	Information technology Cyber security

Director Term Limits

The Company has not adopted any term limits for directors. The Board considers merit as the key requirement for board appointments. New board appointments are considered based on the Company's needs and the expertise required to support the Company and its stakeholders. Directors are not generally asked to resign but may be asked to not stand for re-election.

Assessments

The ESG Committee evaluates the effectiveness of the Board and its committees. To facilitate this evaluation, each committee will conduct an annual assessment of its performance, consisting of a review of its Charter, the performance of the Committee as a whole and will submit a Committee Annual Report to the ESG Committee, including recommendations. In addition, the Board will conduct an annual review of its performance.

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Compensation

See above under "Statement of Executive Compensation - Compensation Discussion and Analysis - Compensation Committee" for a discussion of the process by which the Board determines the compensation of directors and officers, and the responsibilities of the Compensation Committee.

Representation of Women on the Board and Management

The Board recognizes that gender diversity is a significant aspect of diversity and acknowledges the important role that women can play in contributing to diversity of perspective in the boardroom. While the Board does not have any specific diversity targets, the ESG Committee is responsible for diversity and inclusion. The Company has not adopted a written policy for the identification and nomination of women directors, as it believes the general recruitment process is well addressed through its Nominating Committee process, as well as the ESG Committee oversight of diversity generally.

The effectiveness of the Company's approach to diversity and inclusion will be assessed by the ESG Committee. The diversity of the Board (and in particular the representation of women) is one of many factors considered in the selection of candidates as potential directors. The diversity of the executive officers (and in particular the representation of women) is one of many factors considered in the selection of candidates as potential executive officers. The selection process for director nominees involves considering female candidates for any available Board seats or executive positions in the short-list, and if at the end of the selection process, no female candidates are selected, the Board or management must be satisfied that there are objective reasons to support this termination, and that it believes it will be able to achieve its overall goal of greater diversity in future periods. At this time, the Company has not adopted a target regarding the representation of women on the Board or in executive officer positions. The Company is of the view that its current practice of considering diversity as one of many factors in selecting candidates as potential directors or executive officers permits the Company to balance the benefit of diversity with other relevant considerations. The Company is committed to increasing Board diversity and recognizes that the Board's background should represent a variety of backgrounds, experiences and skills. Women currently hold one position on the Board 14% and two positions as executive officers of the Company 22%.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No individual who is or who at any time during the last financial year was a director or executive officer of the Company, a proposed nominee for election as a director of the Company or an associate of any such director, officer or proposed nominee is, or at any time since the beginning of the last completed financial year has been, indebted to the Company or any of its subsidiaries and no indebtedness of any such individual to another entity is, or has at any time since the beginning of such year been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

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SECURITIES AUTHORIZED FOR ISSUANCE

UNDER EQUITY COMPENSATION PLANS

The following table summarizes information, as of December 31, 2022, in relation to compensation plans under which Shares are authorized for issuance:

Plan Category	Number of Shares issuable upon exercise of outstanding options, warrants and rights(2)	Weighted average exercise price of outstanding options, warrants and rights	Number of Shares remaining available for issuance under equity compensation plans(1)
Equity compensation plans approved by Shareholders	7,849,000	$2.53	2,084,219
Equity compensation plans not approved by Shareholders	N/A	N/A	N/A
Total	7,849,000	$2.53	2,084,219

(1) As of December 31, 2022, the maximum number of Shares reserved for issuance under the Company's equity compensation plans was 11,066,419 Shares (being 10% of the outstanding Shares).

(2) The above table doe does not include RSUs outstanding.

INTEREST OF CERTAIN PERSONS

AND COMPANIES IN MATTERS TO BE ACTED UPON

The Company is not aware of any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, of any director, nominee for election as a director, or executive officer, anyone who has held office as such since the beginning of the Company's last financial year or any associate or affiliate of any of such person in any matter to be acted on at the Meeting (other than the election of directors). Notwithstanding the foregoing, the directors and executive officers have an interest in the resolutions (i) re-approving the Option Plan; (ii) approving certain amendments to the Option Plan; (iii) approving certain amendments to the RSU Plan, all as more particularly described under the headings "Particulars of Other Matters to be Acted Upon - Ratification of the Stock Option Plan", "Particulars of Other Matters to be Acted Upon - Approval of Amendments to the Stock Option Plan" and "Particulars of Other Matters to be Acted Upon - Approval of Amendments to the RSU Plan", respectively, as such directors and executive officers are entitled to participate in such plans.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed herein and the Company's Management's Discussion & Analysis ("MD&A") for the last financial year, a copy of which is filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov and which, upon request, the Company will promptly provide free of charge (see "Additional Information" below), there are no material interests, direct or indirect, of current directors, executive officers, any persons nominated for election as directors, or any Shareholder who beneficially owns, directly or indirectly, more than 10% of the outstanding Shares, or any known associates or affiliates of such persons, in any transaction within the last financial year or in any proposed transaction which has materially affected or would materially affect the Company.

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PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Board, the only matters to be brought before the Meeting are those matters set forth in the accompanying Notice of Meeting.

1. Report of Directors

The Board will provide a report on the events of its last financial year at the Meeting. No approval or other action needs to be taken at the Meeting in respect of this matter.

2. Financial Statements, Auditor's Report and Management Discussion & Analysis

The Board has approved the financial statements of the Company, the auditor's report thereon, and the MD&A for the year ended December 31, 2022, all of which will be tabled at the Meeting. No approval or other action needs to be taken at the Meeting in respect of these documents. The Company's consolidated financial statements and related management's discussion and analysis for the financial year ended December 31, 2022 are also available under the Company's profile on SEDAR and on EDGAR and on the Company's website.

3. Set Number of Directors to be Elected

The Board presently consists of seven directors, and it is intended to set the number of directors at six and to elect six directors for the ensuing year. Accordingly, Shareholders will be asked to pass an ordinary resolution at the Meeting setting the number of directors to be elected at six.

The Board recommends that Shareholders vote in favour of setting the number of directors to be elected at six. Unless otherwise directed, it is the intention of the Management Designees, if named as Proxyholder, to vote in favour of the ordinary resolution setting the number of directors to be elected at six.

4. Election of Directors

The following table sets forth the name of each of the persons proposed to be nominated for election as a director, all positions and offices in the Company presently held by such nominee, the nominee's province or state and country of residence, principal occupation at the present and during the preceding five years (unless shown in a previous management information circular), the period during which the nominee has served as a director, and the number of Shares that the nominee has advised are beneficially owned by the nominee, directly or indirectly, or over which control or direction is exercised, as of the Record Date, May 12, 2023.

The Board recommends that Shareholders vote in favour of the following proposed nominees. Unless otherwise directed, it is the intention of the Management Designees, if named as Proxyholder, to vote for the election of the persons named in the following table to the Board. Management does not contemplate that any of such nominees will be unable to serve as directors. Each director elected will hold office until the next Annual General Meeting of Shareholders or until their successor is duly elected unless their office is earlier vacated in accordance with the Company's Articles or the provisions of the corporate law to which the Company is subject.

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Name and Province or State and Country of Residence	Present Office and Date First Appointed a Director	Principal Occupation and Positions Held During the Past Five Years (5)	Number of Common Shares (6)
David M. Cole Colorado United States of America	President, CEO and Director November 24, 2003	President and CEO of the Company	2,568,778
Sunny S. C. Lowe (1) (4) Ontario Canada	Director June 30, 2021	Chief Financial Officer of Solaris Resources Inc. since October 2021. Chief Financial Officer of INV Metals Inc. from November 2018 until July 2021. VP Finance of Kinross Gold until November 2018.	15,000
Henrik K. B. Lundin (2) (3) (4) Østlandet Norway	Director June 30, 2021	Former Chairman and Director of Gold Line Resources Ltd. (TSX-V: GLDL) a Canadian mineral exploration company. Former Chief Operating Officer of TAG Oil Ltd.	15,500
Larry M. Okada (1) (3) British Columbia Canada	Director June 11, 2013	Chartered Professional Accountant (CA/CPA) Independent director of several publicly traded (TSX) companies	191,100
Geoff Smith (2) (3) Ontario Canada	Director July 5, 2022	President & Chief Operating Officer of Carbon Streaming Corporation	15,000
Michael D. Winn California United States of America	Executive Chairman of the Board May 23, 2012 Director November 24, 2003	President of Seabord Capital Corp. (private consulting company providing analysis of mining and energy companies) since January 2013, and President of Seabord Services Corp. (private management, administrative, and regulatory services company) since January 2007	1,218,396

(1) Member of the Audit Committee. The third member of the Committee, Brian Bayley, is not standing for re-election.

(2) Member of the Compensation Committee. The chair of the Committee, Brian Bayley, is not standing for re-election.

(3) Member of the ESG Committee.

(4) Member of the Nominating Committee. The third member of the Committee, Brian Bayley, is not standing for re-election.

(5) Positions and occupations for the previous five years are not disclosed if the nominee's occupations and positions were disclosed in a management information circular previously issued by the Company.

(6) Number of Shares beneficially owned, directly or indirectly, or over which control or direction is exercised as of the Record Date. No director, together with the director's associates and affiliates beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the Shares.

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To the best of the Company's knowledge, no proposed director:

(a) is, as of the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any corporation (including the Company) that was the subject of a cease trade or similar order or an order that denied the relevant corporation access to any exemption under securities legislation, for a period of more than 30 consecutive days that was issued

(i) while the proposed director was acting as a director, chief executive officer or chief financial officer of that corporation, or

(ii) after the proposed director ceased to be a director, chief executive officer or chief financial officer of that corporation but resulted from an event that occurred while acting in such capacity;

(b) is, as of the date of this Circular, or has been, within the 10 years before the date of this Circular, a director or executive officer of any corporation (including the Company) that while acting in that capacity or within a year of ceasing to act in that capacity, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

(c) has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold their assets;

(d) has entered into, at any time, a settlement agreement with a securities regulatory authority;  or

(e) has been subject to, at any time, any penalties or sanctions imposed by

(i) a court relating to securities legislation or a securities regulatory authority, or

(ii) a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

The above information has been furnished by the respective proposed directors individually.

5. Appointment and Remuneration of an Auditor

Davidson & Company LLP, Chartered Professional Accountants, of Suite 1200, 609 Granville Street, Vancouver, British Columbia, is currently the Company's auditor.  At the Meeting, Shareholders will be asked to consider, and if thought advisable, to pass an ordinary resolution reappointing Davidson & Company LLP as auditor of the Company for the following year, and to authorize the Board to fix the remuneration of said auditor for such year, as follows:

"BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1. the appointment of Davidson & Company LLP, Vancouver, British Columbia, as auditor of the Company, to hold office until the next annual meeting of Shareholders, is hereby approved; and

2. the Board is hereby authorized to fix the remuneration of the auditor so appointed."

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The appointment of Davidson & Company LLP will be approved if the affirmative vote of the majority of Shares present or represented by proxy at the Meeting and entitled to vote are voted in favour of the resolution.

The Board recommends that Shareholders vote in favour of the re-election of the auditor. Unless otherwise directed, it is the intention of the Management Designees to vote the Proxies in favour of an ordinary resolution re-electing Davidson & Company LLP, as the auditor and authorizing the Audit Committee to approve the compensation of the auditor.

6. Ratification of Stock Option Plan

The Option Plan is described under "Statement of Executive Compensation - Stock Option Plan".

The policies of the TSX-V require "rolling" stock option plans under which the number of Shares listed on the TSX-V that are issuable pursuant to all such Security Based Compensation Plans (as defined in TSX-V Policy 4.4. - Security Based Compensation) in aggregate is equal to up to a maximum of 10% of the then issued and outstanding Shares to be approved annually by its Shareholders. That approval is being sought at the Meeting by way of an ordinary resolution.

Following approval of the Option Plan by the Shareholders, any options granted pursuant to the Option Plan will not require further Shareholder or TSX-V approval unless (a) the vesting requirements applicable to an option held by an investor relations service provider of the Company are accelerated or (b) the exercise price is reduced or the expiry date is extended for an option held by an insider of the Company.

The Board recommends that Shareholders vote in favour of the proposed ordinary resolution. Unless otherwise directed, it is the intention of the Management Designees, if named as Proxyholder, to vote in favour of the ordinary resolution approving the Option Plan.

In order to be approved, Shareholders are being asked to pass an ordinary resolution FOR the ratification of the Option Plan.

The text of the ordinary resolution to be passed is as follows.

"BE IT RESOLVED THAT:

1. Subject to regulatory approval, the Company's Stock Option Plan be and is hereby ratified, confirmed and approved with such additional provisions and amendments, provided that such are not inconsistent with the policies of the TSX Venture Exchange, as the directors of the Company may deem necessary or advisable; and

2. Any director or officer of the Company is hereby authorized and directed, acting for, in the name of, and on behalf of, the Company, to execute or cause to be executed, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such acts and things, as may in the opinion of such director or officer be necessary or desirable to carry out the intent of the foregoing resolution."

7.  Amendments to the Stock Option Plan

At the Meeting, Shareholders will be asked to approve certain amendments to the Option Plan to align the Option Plan with the TSX-V's most recently updated corporate finance policies (the "TSX-V Policies") and certain other updates as the Board has considered necessary from a United States perspective, including (a) aligning the description of the limits on the maximum number of Shares which may be reserved for issuance under the Option Plan with the TSX-V Policies; (b) revising the provision related to the calculation of the minimum exercise price to align with the TSX-V Policies; (c) updating the definition of "Change of Control" under the Option Plan; (d) incorporating provisions allowing the Board to grant Optionees the alternative to deal with their options on a Cashless Exercise or Net Exercise basis (as those terms are defined in the Option Plan); (e) limiting the options available to be granted to Optionees that are subject to the tax laws of the United States to "non-qualifying stock options"; and (f) making certain other housekeeping amendments to the Option Plan, including codifying in the Option Plan certain requirements for Security Based Compensation Plans set out in the TSX-V Policies and aligning the definitions of certain terms in the Option Plan with the definitions provided for such terms in the TSX-V Policies (the "Option Plan Amendments").

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The foregoing information is intended to be a brief description of the amendments to the Option Plan and is qualified in its entirety by a blackline copy of the Option Plan, which includes the Option Plan Amendments, attached as Schedule ["B"] to this Circular.

The Company believes that the Option Plan Amendments are necessary to ensure that the Option Plan continues to remain compliant with all legal and regulatory requirements, including the requirements of the TSX-V in light of the recent amendments made to TSX-V Policy 4.4. - Security Based Compensation, which were adopted on November 24, 2021 (the "Policy 4.4 Amendments").

As a rolling up to 10% Security Based Compensation Plan, the Option Plan must be approved at the Meeting and then re-approved on an annual basis by the Shareholders at each annual general meeting of the Company as required by the TSX-V Policies. If the Option Plan Amendments do not receive the requisite Shareholder approval, they will be of no further force and effect and the Stock Option Plan shall remain in its current form, unamended.

Shareholder Approval

At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a resolution, in the form set out below, subject to such amendments, variations or additions as may be approved at the Meeting, approving the Option Plan Amendments. On May 9, 2023, the Board approved the Option Plan Amendments, subject to receipt of all requisite approvals, including Shareholder approval and the acceptance of the TSX-V.

The Board recommends that Shareholders vote in favour of the proposed ordinary resolution. Unless otherwise directed, it is the intention of the Management Designees, if named as Proxyholder, to vote in favour of the ordinary resolution approving the Option Plan Amendments.

In order to be approved, Shareholders are being asked to pass an ordinary resolution FOR the approval of the Option Plan Amendments.

The text of the ordinary resolution to be passed is as follows.

"BE IT RESOLVED THAT:

3. Subject to regulatory approval, the Company's Stock Option Plan, including the proposed amendments as highlighted in the blackline copy attached as Schedule ["B"] to the Circular, be and is hereby ratified, confirmed and approved with such additional provisions and amendments, provided that such are not inconsistent with the policies of the TSX Venture Exchange, as the directors of the Company may deem necessary or advisable; and

4. Any director or officer of the Company is hereby authorized and directed, acting for, in the name of, and on behalf of, the Company, to execute or cause to be executed, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such acts and things, as may in the opinion of such director or officer be necessary or desirable to carry out the intent of the foregoing resolution."

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8. Amendments to the RSU Plan

The RSU Plan is described under "Statement of Executive Compensation".

At the Meeting, Shareholders will be asked to approve certain amendments to the RSU Plan to align the RSU Plan with the TSX-V Policies and certain other updates as the Board has considered necessary from a United States perspective, including (a) aligning the description of the limits on the maximum number of Shares which may be reserved for issuance under the RSU Plan with the TSX-V Policies; (b) imposing minimum vesting requirements on RSUs to align with the TSX-V Policies; c) updating the definition of "Change of Control" under the RSU Plan; (d) incorporating a provision for the extension of an RSU where the expiry date falls within any "blackout period"; (e) incorporating a provision for cash settlement where the Company does not have a sufficient number of Shares to satisfy its obligations under the RSU Plan; and (f) making certain housekeeping amendments to the RSU Plan, including codifying in the RSU Plan certain requirements for Security Based Compensation Plans set out in the TSX-V Policies and aligning the definitions of certain terms in the RSU Plan with the definitions provided for such terms in the TSX-V Policies (the "RSU Plan Amendments").

The foregoing information is intended to be a brief description of the amendments to the RSU Plan and is qualified in its entirety by a blackline copy of the RSU Plan, which includes the RSU Plan Amendments, attached as Schedule ["C"] to this Circular.

The Company believes that the RSU Plan Amendments are necessary for the Company to ensure that the RSU Plan continues to remain compliant with all legal and regulatory requirements, including the requirements of the TSXV in light of the Policy 4.4 Amendments.

As a fixed Security Based Compensation Plan, the RSU Plan must be approved at the Meeting, however, the RSU Plan is not required to be approved by Shareholders on an annual basis under the TSX-V Policies. If the RSU Plan Amendments do not receive the requisite Shareholder approval at the Meeting, they will be of no further force and effect and the RSU Plan shall remain in its current form, unamended.

Following approval of the RSU Plan Amendments by the Shareholders, any RSUs granted pursuant to the RSU Plan will not require further Shareholder or TSX-V approval unless the number of Shares subject to an outstanding RSU are adjusted or unless either (a) the number of Shares which may be granted under the RSU plan is amended or (b) the RSU Plan is amended to become a rolling Security Based Compensation Plan, in which case the RSU Plan would also be required to be re-approved on an annual basis by the Shareholders at each annual general meeting of the Company as required by the TSX-V Policies.

Shareholder Approval

At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a resolution, in the form set out below, subject to such amendments, variations or additions as may be approved at the Meeting, approving the RSU Plan Amendments.

On May 9, 2023, the Board approved the RSU Plan Amendments, subject to receipt of all requisite approvals, including Shareholder approval and the acceptance of the TSX-V.

The Board recommends that Shareholders vote in favour of the proposed ordinary resolution. Unless otherwise directed, it is the intention of the Management Designees, if named as Proxyholder, to vote in favour of the ordinary resolution approving the RSU Plan Amendments.

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In order to be approved, Shareholders are being asked to pass an ordinary resolution FOR the approval of the RSU Plan Amendments.

The text of the ordinary resolution to be passed is as follows.

"BE IT RESOLVED THAT:

1. Subject to regulatory approval, the Company's RSU Plan, including the proposed amendments as highlighted in the blackline copy attached as Schedule ["C"] to the Circular, be and is hereby ratified, confirmed and approved with such additional provisions and amendments, provided that such are not inconsistent with the policies of the TSX Venture Exchange, as the directors of the Company may deem necessary or advisable; and

2. Any director or officer of the Company is hereby authorized and directed, acting for, in the name of, and on behalf of, the Company, to execute or cause to be executed, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such acts and things, as may in the opinion of such director or officer be necessary or desirable to carry out the intent of the foregoing resolution."

OTHER BUSINESS

While there is no other business other than that business mentioned in the Notice of Meeting to be presented for action by the Shareholders at the Meeting, it is intended that the Proxies hereby solicited will be exercised upon any other matters and proposals that may properly come before the Meeting or any adjournment or adjournments thereof, in accordance with the discretion of the persons authorized to act thereunder.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the audited consolidated financial statements and MD&A for the year ended December 31, 2022, can be found on SEDAR at www.sedar.com and on EDGAR at the SEC's website at www.sec.gov.

Copies are available upon request from the Company's Corporate Secretary at Suite 501, 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada by mail, fax (1-604-688-1157), telephone (1-604-688-6390; collect calls accepted) or e-mail (rocio@emxoyalty.com).

DATED this 13th day of May 2023.

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) Rocio Echegaray

Rocio Echegaray

Corporate Secretary

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SCHEDULE "A"

BOARD MANDATE

(the "Mandate")

I. SCOPE OF THE MANDATE

The members ("Directors") of the Board of Directors (the "Board") of EMX Royalty Corporation (the "Company") are required to manage the Company's business and affairs and thereby protect the interests of the shareholders of the Company (the "Shareholders"). The Board is also responsible for ensuring that the Company acts ethically, honestly and with integrity. In doing so, Directors are required to act honestly and in good faith with a view to the best interests of the Company. In addition, each Director must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Mandate includes setting long-term goals and objectives for the Company, formulating the plans and strategies necessary to achieve those objectives and supervising management in the implementation of such plans and strategies. The Board is also required under the Mandate to approve any material dispositions, acquisitions and investments outside of the ordinary course of business, long-term strategy and organizational development plans.

II. APPOINTMENT OF MANAGEMENT

The Board is responsible for the appointment of the executive officers of the Company. To the extent feasible, the Board must satisfy itself as to the integrity of the chief executive officer ("CEO"), chief financial officer ("CFO") and other executive officers of the Company and that the CEO, CFO and other executive officers of the Company create a culture of integrity throughout the Company.

III. RELATIONSHIP WITH MANAGEMENT

The Company's management is authorized to act, without Board approval, on all ordinary course matters relating to the Company's business. Although the Board delegates the responsibility for managing the day to day affairs of the Company to management, the Board retains a supervisory role in respect of, and ultimate responsibility for, all matters relating to the Company and its business. The Board is also responsible for ensuring that the incentives of the Shareholders and of management are aligned.

As part of its ongoing review of business operations, the Board must review, as frequently as required, the principal risks inherent to the Company's business, including financial risks, through periodic reports from management of such risks, and assess the systems established to manage those risks.

Public, Environmental and Social Issues

The Board from time to time, must review the Company's policies and programs in such areas as:

(a) employee health and safety;

(b) risk management and loss control; and

(c) environmental and social issues related to the business of the Company.

Directly and through the Audit Committee, the Board must also assess the integrity of internal control over the Company's financial reporting and management information systems.

The Board expects management to efficiently implement its strategic plans for the Company, to keep the Board fully apprised of its progress in doing so and to be fully accountable to the Board in respect to all matters for which it has been assigned responsibility.

The Board also expects management to provide the Directors with information, on a timely basis, concerning the business and affairs of the Company, including financial and operating information and information concerning industry developments as they occur, all with a view to enabling the Board to discharge its stewardship obligations effectively.

This relationship with management allows the Board to make informed decisions and discharge certain of its responsibilities, including approving the declaration of dividends, the purchase and redemption of securities, acquisitions and dispositions of material assets and material capital expenditures.

IV. SHAREHOLDER RELATIONS

The Board has instructed management to maintain procedures to monitor and promptly address Shareholder concerns and has directed and will continue to direct management to apprise the Board of any major concerns expressed by the Shareholders. The Board is required to call an annual general meeting of the Shareholders each year.

V. PUBLIC DISCLOSURE

The Board is responsible for overseeing the Company's public disclosure practices and has established a Corporate Disclosure, Confidentiality and Securities Trading Policy in accordance with applicable securities legislation and the rules and policies of stock exchanges and other markets on which the Company's securities are listed or traded. In so doing, the Board is free to seek the advice of the Company's outside legal counsel.

VI. MEETINGS OF THE BOARD

The obligations of the Board must be performed continuously, not merely from time to time, and in times of crisis or emergency the Board may have to assume a more direct role in managing the affairs of the Company. At least one Board meeting per year must be devoted to a comprehensive review of strategic corporate plans proposed by the Company's management.

The Board meets regularly as needed, and in no event less than once per quarterly period, All Directors are expected to attend and to review in advance, any materials provided to them in connection with the meeting.

Independent Directors may hold meetings as frequently as necessary to carry out their responsibilities under the Mandate, but in no event less than once per year, at which meetings non-independent Directors and members of management shall not be in attendance.

Management also communicates informally with the Directors on a regular basis, and solicits the advice of the Directors on matters falling within their special knowledge or experience.

VII. BOARD COMMITTEES

The Company's standing committees are comprised of an Audit Committee, a Compensation Committee, an Environmental Social and Governance Committee and a Nominating Committee (collectively, the "Committees"). The Committees are responsible for making recommendations to the Board and discharging certain of the Board's responsibilities.

This Mandate, as amended, was approved by the Board on February 23, 2023.

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SCHEDULE "B"

STOCK OPTION PLAN - BLACKLINE AGAINST CURRENT PLAN

STOCK OPTION PLAN

PART 1

DEFINITIONS

1.01 Definitions In this Plan the following words and phrases shall have the following meanings, namely:

(a) "Applicable Withholding Taxes" has the meaning ascribed thereto in Section 4.20

(b) ~~(a)~~ "Blackout Period" means a period during which there is a prohibition on trading in the Company's securities imposed by the Company on Insiders, Employees and non-arm's length Consultants.

(c) ~~(b)~~ "Board" means the board of Directors of the Company or, if the Board so elects, a committee of Directors (which may consist of only one Director) appointed by the Board ~~to administer this Plan~~.

(d) "Cashless Exercise" means any arrangement with a brokerage firm pursuant to which the brokerage firm will loan money to an Optionee to purchase the Shares underlying an Option. The brokerage firm then sells a sufficient number of Shares to cover the exercise price of the Option in order to repay the loan made to the Optionee. The brokerage firm receives an equivalent number of Shares from the exercise of the Option and the Optionee then receives the balance of Shares or the cash proceeds from the balance of such Shares.

(e) "Cashless Exercise Right" has the meaning ascribed thereto in section 4.17 of this Plan.

(f) ~~(c)~~ "Company" means EMX Royalty Corporation and includes any successor corporation thereof.

(g) ~~(d)~~ "Consultant" means an individual (other than a Director, Officer or Employee) who (or a corporation or partnership (a "Consultant Company") of which the individual is an employee, shareholder or partner which):

i. ~~(i)~~ is engaged to provide, on an ongoing bona fide basis, consulting, technical, management or other services to the Company or a subsidiary of the Company other than in relation to a distribution of the Company's securities;

Dated: July 3, 2008

Last Amended: ~~June 30~~April 27, ~~2022~~2023

ii. ~~(ii)~~ provides the services under a written contract between the Consultant or Consultant Company and the Company or a subsidiary of the Company; and

iii. ~~(iii)~~ in the Board's reasonable opinion, spends or will spend a significant amount of time and attention on the business and affairs of the Company or a subsidiary of the Company~~; and~~.

~~(iv) has a relationship with the Company or subsidiary of the Company that enables the individual to be knowledgeable about the business and affairs of the Company or subsidiary.~~

(h) ~~(e)~~ "Director" means a director of the Company~~,~~ or any of its subsidiaries or any ~~corporation owning more than 10% of the Shares~~.

(i) (f) "Disinterested Shareholder" means a Shareholder that is not an Insider, Optionee or ~~potential Optionee~~Eligible Participant, as the case may be, nor an associate or an affiliate (as defined in ~~the Exchange's Corporate Finance Manual~~Policy 1.1 - Interpretation of the Exchange) of an Insider, Optionee or ~~potential Optionee~~Eligible Participant, as the case may be.

(j) "Eligible Participant" means a Director, Officer, Employee, Consultant or a corporation, other than a Consultant Company, where such corporation's sole shareholder is a Director, Officer or Employee.

(k) "Employee" means:

~~(g) "Employee" means an individual in the employment of the Company or any of its subsidiaries or of a company providing management or administrative services to the Company.~~

i. an individual who is considered an employee of the Company or of one of its subsidiaries under the Tax Act and for whom income tax, employment insurance and Canada Pension Plan deductions must be made at source;

ii. an individual who works full-time for the Company or one of its subsidiaries providing services normally provided by an employee and who is subject to the same control and direction by the Company or one of its subsidiaries over the details and methods of work as an employee of the Company or of its subsidiaries, as the case may be, but for whom income tax deductions are not made at source; or

iii. an individual who works for the Company or one of its subsidiaries on a continuing and regular basis for a minimum amount of time per week (the number of hours should be disclosed in the submission) providing services normally provided by an employee and who is subject to the same control and direction by the Company or one of its subsidiaries over the details and methods of work as an employee of the Company or of the subsidiary of the Company, as the case may be, but for whom income tax deductions are not made at source.

(l) ~~(h)~~ "Exchange" means the TSX Venture Exchange.

(m) ~~(i)~~ "Exchange Policy" means Policy 4.4 ~~Securities~~- Security Based Compensation of the Exchange.

(n) "Grant Date" means the date on which the Board grants a particular Option.

(o) ~~(j)~~ "Insider" means a Director, Officer or individual holding more than 10% of ~~the Shares.~~:

i. a Director or an Officer;

ii. a Person that has beneficial ownership of, or control or direction over, directly or indirectly, more than 10% of the Shares;

iii. a Person that has a combination of beneficial ownership of, and control or direction over, directly or indirectly, more than 10% of the Shares; or

iv. the Company if it has purchased, redeemed or otherwise acquired a security of its own issue, for so long as it continues to hold that security.

(p) "Investor Relations Services Provider" means any Consultant that performs Investor Relations Activities (as defined in Policy 1.1 - Interpretation of the Exchange) and any Eligible Participant whose role and duties primarily consist of Investor Relations Activities.

(q) ~~(k)~~ "Market Price" means the ~~price at which the last recorded sale of a board lot of~~last closing price of the Shares  ~~took place~~ on the ~~Exchange during the trading~~ day immediately preceding the  ~~date of granting the Option and, if there was no such sale, the closing price on the preceding trading day during which there was such a sale~~Grant Date.

(r) "Net Exercise" has the meaning ascribed thereto in section 4.18 of this Plan.

(s) "NEX" means the board on which former Exchange and Toronto Stock Exchange issuers that do not meet Exchange continued listing requirements for Tier 2 Issuers may continue to trade.

(t) ~~(l)~~ "Officer" means the chair or any vice-chair of the Board, the chief executive officer, chief financial officer, chief operating officer, president, vice-president, secretary, assistant secretary, treasurer or assistant treasurer of the Company, any of its subsidiaries or ~~any corporation owning more than 10% of the Shares or~~ an individual designated as ~~a senior~~an officer by a resolution of the Board or the constating documents of the Company.

(u) ~~(m)~~ "Option" means an option to purchase Shares granted to an Optionee under this Plan.

(v) "Optionee" means an Eligible Participant that is granted an Option under this Plan.

~~(n) "Optionee means a Director, Officer, Employee or Consultant granted an Option or a corporation, other than a Consultant Company, granted an Option where the corporation's only shareholder is a Director, Officer or Employee."~~

(w) "Person" means an individual or a corporation, incorporated association or organization, body corporate, partnership, trust, fund, association and any other entity other than an individual.

~~(o) "Optionee's Disinterested Shareholder" means a Shareholder that is not the Optionee nor an associate or an affiliate (as defined in the Exchange's Corporate Finance Manual) of the Optionee.~~

(x) ~~(p)~~ "Plan" means this stock option plan, as amended, supplemented or restated.

(y) "Promoter" has the meaning ascribed thereto in the Securities Act.

(z) ~~(q)~~ "~~Promoter~~Securities Act" means ~~a promoter as defined in~~ the Securities Act (British Columbia).

(aa) "Securities Laws" means the Securities Act, together with the regulations and rules under the Securities Act, as amended, and the policies, notices, instruments and blanket orders in force from time to time that are applicable to the Company.

(bb) "Security Based Compensation" includes any Deferred Share Unit, Performance Share Unit, Restricted Share Unit, Securities for Services, Stock Appreciation Right, Stock Purchase Plan (as those terms are each defined in the Exchange Policy), Option, any security purchase from treasury by an Eligible Participant which is financially assisted by the Company by any means whatsoever, and any other compensation or incentive mechanism involving the issuance or potential issuance of securities of the Company from treasury to an Eligible Participant, subject to certain exclusions under the Exchange Policy.

(cc) "Security Based Compensation Plan" includes any compensation or incentive mechanism involving the issuance of Security Based Compensation or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares from treasury.

(dd) ~~(r)~~ "Share" means a common share of the Company.

(ee) ~~(s)~~ "Shareholder" means a beneficial owner of Shares.

(ff) "Tax Act" means the Income Tax Act (Canada) and the regulations thereto, as amended from time to time.

(gg) "Trading Day" means a day when trading occurs through the facilities of the Exchange.

(t) ~~"Significant Shareholder"~~ means a person holding more than 10% of the ~~outstanding Shares and who has elected or appointed or has the right to elect or appoint one or more Directors or Officers.~~

(hh) "U.S. Securities Act" means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder.

(ii) "U.S. Tax Code" means the United States Internal Revenue Code of 1986, as amended.

(jj) "VWAP" means the volume weighted average trading price of the Shares on the Exchange calculated by dividing the total value by the total volume of such securities traded for the five Trading Days immediately preceding the exercise of the subject Option, provided that the Exchange may exclude internal crosses and certain other special terms trades from the calculation.

PART 2

PURPOSE OF PLAN

2.01 Purpose The purpose of this Plan is to attract and retain ~~Employees, Consultants~~Directors, Officers and Directors to the Company, Employees and Consultants and to motivate them to advance the interests of the Company by ~~affording~~providing them ~~with~~ the opportunity to acquire an equity ~~interest~~interests in the Company by being granted Options under this Plan.

PART 3

GRANTING OF OPTIONS

3.01 Administration This Plan shall be administered by the Board.

3.02 Grant by Resolution The Board may determine by resolution those ~~Employees, Consultants, Officers and Directors~~Eligible Participants to whom Options should be granted and grant to them such Options as the Board determines to be appropriate. Such grant shall be deemed to be a representation by the Company that the Optionee is ~~a Director, Officer, Employee or Consultant~~an Eligible Participant.

3.03 No Grants if Listed on NEX The Board shall not grant any Options if the Shares are listed on the NEX ~~Board of the Exchange~~ or the Company has been given notice that its listing will or might be transferred to NEX.

3.04 Terms of Option The Board shall determine and specify in its resolution the number of Shares that should be placed under an Option ~~to each such Employee, Consultant, Officer or Director~~granted to an Eligible Participant, the price per Share to be paid for such Shares upon the exercise of ~~each~~ such Option, and the period during which such Option may be exercised.

3.05 Written Agreement Every Option shall be evidenced by a written agreement (an "Option Agreement") between the Company and the Optionee, substantially in the form attached ~~to this Plan~~hereto as Schedule A. If there is any inconsistency between the terms of the ~~agreement~~Option Agreement and this Plan, the terms of this Plan shall govern.

3.06 Confirmation of Status The Company and the Optionee are responsible for ensuring and confirming, for Options granted to Employees and Consultants, that the Optionee is a bona fide Employee or Consultant, as applicable.

PART 4

CONDITIONS GOVERNING THE GRANTING & EXERCISING OF OPTIONS

4.01 Option Agreements to ~~specify~~Specify Exercise Period and Price, Vesting and Number of Shares In granting an Option, the Board must specify, among other things, a particular time period or periods during which the Option may be exercised, the price required to purchase the Shares subject to the Option and any vesting terms and conditions of the Option, including the number of Shares in respect of which the Option may be exercised during each such time period, which information shall be included in the applicable Option Agreement.

4.02 Minimum Exercise Price of Options The exercise price of an Option shall not be less than the Market Price ~~at~~on the ~~time of granting the Option. If the Optionee is subject to the tax laws of the United States of America and owns (as determined in accordance with such laws) greater than 10% of the Shares at the time of granting of the Option the exercise price shall be at least 110% of the Market Price~~Grant Date. No Options shall be granted which are exercisable at a price of less than C$0.05 per Share.

4.03 Number of Shares subject to Option The aggregate number of Shares reserved for issuance to an Optionee pursuant to an Option, together with all Shares issuable under all other ~~security-based compensation~~Security Based Compensation granted to the Optionee in the previous 12 months, shall not exceed, ~~at~~on the ~~time of granting of the Option~~Grant Date:

(a) ~~(a)~~5% of the outstanding Shares, unless the Company has obtained approval from the Disinterested Shareholders;

(b) ~~(b)~~ 2% of the outstanding Shares, if the Optionee is a Consultant; or

(c) ~~(c)~~ 2% of the outstanding Shares (including Shares reserved for issuance to all other ~~Optionees providing investor relations services to the Company, whether as a Director, Officer, Employee or Consultant~~Investor Relations Services Providers), if the Optionee is ~~engaged in providing investor relations services to the Company~~an Investor Relations Services Provider.

4.04 Vesting of Options Subject to further vesting requirements required by the Board on granting of an Option, all Options shall vest and be exercisable on the following terms:

(a) If Optionee is ~~Providing~~an Investor Relations Services Provider: If the Optionee is ~~providing investor relations services to the Company~~an Investor Relations Services Provider, any Option granted to ~~the~~such Optionee must vest in stages over at least 12 months with no more than one quarter of the Option vesting in any three month period ~~commencing~~, with the first vesting stage to occur no sooner than three months after ~~granting~~the Grant Date.

(b) ~~(b)~~ If there is a Change of Control: If a Change of Control is agreed to by the Company or events which might lead to a Change of Control are commenced by third parties, all Options, subject to the Exchange's approval (if required), shall vest immediately and be fully exercisable notwithstanding the terms thereof. For the purposes hereof "Change of Control" ~~shall mean~~means, in respect of the Company:

i. if, as a result of or in connection with the election of Directors, the people who were Directors (or who were entitled under a contractual arrangement to be Directors) before the election cease to constitute a majority of the Board, unless the Directors have been nominated by management or approved of by a majority of the previously serving Directors;

ii. any transaction at any time and by whatever means pursuant to which any person or any group of two or more persons acting jointly or in concert as a single control group or any affiliate (other than a wholly owned subsidiary of the Company or in connection with a reorganization of the Company) or any one or more directors thereof "beneficially owns" (as defined in the Business Corporations Act (British Columbia)), directly or indirectly, or acquires the right to exercise control or direction over, voting securities of the Company representing 50% or more of the then issued and outstanding voting securities of the Company, as the case may be, in any manner whatsoever;

iii. the sale, assignment, lease or other transfer or disposition of all or substantiall all of the assets of the Company to a person or any group of two or more persons acting jointly or in concert (other than a wholly owned subsidiary of the Company or in connection with a reorganization of the Company); or

~~(i) any transaction or series of related transactions as a result of which any person, entity or group acquires ownership, after the date of an Option, of at least 20% of the Shares and they or their representatives become a majority of the Board or assume control or direction over the management or day-to-day operations of the Company; or~~

iv. the occurrence of a transaction requiring approval of any of the Company's securityholders whereby the Company is acquired through consolidation, merger, exchange of securities involving all of the Company's voting securities, purchase of assets, amalgamation, statutory arrangement or otherwise by any person or any group of two or more persons acting jointly or in concert (other than a short-form amalgamation of the Company or an exchange of securities with a wholly owned subsidiary of the Company or a reorganization of the Company). For purposes of this definition of "Change of Control", the terms jointly or in concert, beneficial ownership and voting securities will have the respective meanings given to those terms in National Instrument 62-104 - Take-Over Bids and Issuer Bids ("NI 62-104"), and the number of securities outstanding will be determined in accordance with NI 62-104,

~~(ii) an amalgamation, merger, arrangement, business combination, consolidation or other reorganization of the Company with anotherentity or the sale or disposition of all or substantially all of the assets of the Company, as a result of either of which the Company ceases to exist, be publicly traded or the management of the Company or Board do not comprise a majority of the management or a majority of the Board, respectively, of the resulting entity,~~ and to permit Optionees to participate in any of the foregoing, the Board may make appropriate provision for the exercise of Options conditional upon the Shares so issued being taken-up and paid for pursuant to any of the foregoing.

4.05 Limitations on Acceleration of Vesting There can be no acceleration of vesting requirements applicable to Options granted to any Investor Relations Service Providers without the prior written approval of the Exchange.

~~4.05~~4.06 Exercise of Options if Specified Value Exceeds US$100,000 If the Optionee is subject to the tax laws of the United States of America, that part of any Option entitling the Optionee to purchase Shares having a value of US$100,000 or less ~~shall~~would be treated as an ~~'~~"Incentive Stock Option~~'~~" under ~~United States Internal Revenue~~U.S. Tax Code (so that the Optionee ~~may~~could defer the payment of tax on such Shares until the year in which such Shares are disposed of by the Optionee). For the purposes hereof, value is determined by multiplying the number of ~~shares~~Shares which are subject to the Option ~~times~~by the Market Price (~~at~~on the ~~time of granting of the Option~~Grant Date). That part of any Option on Shares having a value in excess of US$100,000 shall be treated as a non-qualifying stock option ("NQSO") for the purposes of the U.S. Tax Code and shall not entitle the Optionee to such tax deferral. Pursuant to this Plan, Eligible Participants subject to the tax laws of the United States of America may be granted NQSOs, however, no Incentive Stock Options shall be granted.

~~4.06~~4.07 Expiry of Options Each Option shall expire not later than 10 years from ~~the day on which the Option is granted~~its Grant Date.

~~4.07~~4.08 Expiry of Options during or immediately after Blackout Periods If an Option ~~expires~~is set to expire during a Blackout Period ~~then~~, notwithstanding section ~~4.06~~4.07 of this Plan or the terms of the Option, the term of the Option shall be ~~extended and the Option shall expire 10 trading days after the termination of the~~automatically extended. The following requirements are applicable to any extension of the term of any Options as a result of a Blackout Period~~.~~:

(a) the Blackout Period must be formally imposed by the Company pursuant to its internal trading policies as a result of the bona fide existence of an undisclosed material fact or material change (as defined under the Securities Laws). In the absence of the Company formally imposing a Blackout Period, the expiry date of any Options will not be automatically extended;

(b) the Blackout Period will be terminated following the general disclosure of the undisclosed material fact or material change. The affected Options shall expire 10 business days after the termination of the Blackout Period;

(c) the automatic extension of affected Options will not be permitted where the relevant Optionee or the Company is subject to a cease trade order (or similar order under the Securities Laws) in respect of the Company's securities; and

(d) any automatic extension shall be available to all Optionees under this Plan under the same terms and conditions.

~~4.08~~4.09 Death or Disability of Optionee If an Optionee dies or suffers a Disability prior to the expiry of an Option, the Optionee's legal representatives or the Optionee, before the earlier of the expiry date of the Option and the first anniversary of the Optionee's death or Disability, may exercise that portion of an Option which has vested as at the date of death or Disability. For the purposes hereof "Disability" shall mean any inability of the Optionee arising due to medical reasons which the Board considers likely to permanently prevent or substantially impair the Optionee ~~being an Employee, Consultant~~from serving as a Director, Officer, Employee or ~~Director~~Consultant.

~~4.09~~4.10 Cessation as an Optionee (Involuntary or not on request) If an Optionee ceases to be ~~a Director, Officer, Consultant or Employee~~an Eligible Participant through:

(a) ~~(a)~~ removal as a Director;

(b) ~~(b)~~ dismissal or termination as an Officer, Consultant or Employee (whether or not 'for cause'); or

(c) ~~(c)~~ resignation where such resignation is not made at the request of the Board or for the benefit of any Director or Officer,

then, notwithstanding the Optionee continuing to fall within another of such categories, any ~~Option~~Options shall terminate immediately on and shall not further vest after such removal, dismissal, termination or resignation or such later date not exceeding the first anniversary of such cessation and may further vest, both as may be reasonably determined by the Board and, unless extended, shall not be exercisable by the Optionee.

~~4.10~~4.11 Cessation as an Optionee (Voluntary and on request) If an Optionee ceases to be ~~any of a Director, Officer, Consultant or Employee~~an Eligible Participant for any reason except as provided in sections ~~4.08 or~~ 4.09 or 4.10 of this Plan, any Option held by that Optionee shall be exercisable to the extent that it has vested and was exercisable as at the date of such cessation, unless further vesting is permitted by the Board, and must terminate on the earlier of the expiry date of the Option and:

(a) ~~(a)~~ the 90th day after the Optionee ceased to be ~~any of a Director, Officer, Consultant or Employee~~an Eligible Participant, or such later date not exceeding the first anniversary of such cessation as may be reasonably determined by the Board; or

(b) ~~(b)~~ the earlier of the 90th day and the third month after the Optionee ceased to be an Employee or Officer, if the Optionee is subject to the tax laws of the United States of America.

~~4.11~~4.12 No Transfer or Assignment of Options No Option or any right thereunder or in respect thereof shall be transferable or assignable otherwise than by will or pursuant to the laws of succession except that, if permitted by the rules and policies of the Exchange, an Optionee shall have the right to assign any Option (other than ~~an 'Incentive Stock Option' under United States Internal Revenue~~NQSOs pursuant to a qualified domestic relations order under the U.S. Tax Code) to a corporation wholly owned by them.

~~4.12~~4.13 Exchange Hold Period on Certain Options ~~All~~Any Option Agreement and any certificate representing Shares issued ~~upon~~on the exercise ~~of an Option held by a Director, Officer, Promoter or Significant Shareholder~~ thereof, granted to:

(a) any Director, Officer, Consultant, Promoter, Insider (or Person who will become an Insider following the Grant Date) or any Person who has elected or appointed or has the right to elect or appoint one or more Directors or Officers; or

(b) any Eligible Participant at an exercise price that is less than the applicable Market Price,

shall be subject to a four month ~~hold period~~resale restriction imposed by the Exchange from the ~~time the Option was granted~~Grant Date and, in accordance with the ~~Exchange's~~ policies~~, the~~ of the Exchange, the Option Agreement and any certificates representing ~~such~~the Shares issued on exercise thereof shall ~~be endorsed with~~bear the Exchange's prescribed "Exchange Hold Period" legend, substantially in the form as set out in the Option Agreement attached hereto as Schedule A.

~~4.13~~4.15 Notice of Exercise of an Option Options shall be exercised only in accordance with the terms and conditions of the ~~agreements~~Option Agreement under which they are respectively granted and shall be exercisable only by notice in writing to the Company.

~~4.14~~4.16 Payment on Exercise of an Option Vested Options may be exercised in whole or in part at any time prior to their lapse or termination. Shares purchased by an Optionee on exercise of an Option shall be fully paid for by cash, certified cheque, bank draft or wire transfer at the time of their purchase.

4.17 Cashless Exercise The Board may, in its discretion and at any time, determine to grant an Optionee the alternative, when entitled to exercise an Option, to deal with the subject Option on a Cashless Exercise basis, on such terms as the Board may determine in its discretion (the "Cashless Exercise Right"). In the event of a Cashless Exercise, the number of Shares for which the Option is exercised, surrendered or converted, and not the number of Shares actually issued by the Company, must be included in calculating the limits set forth in sections 4.03, 5.02 and 5.03 of this Plan.

4.18 Net Exercise The Board may, in its discretion and at any time, determine to grant the Optionee, excluding an Optionee that is an Investor Relations Service Provider, the alternative, when entitled to exercise an Option, to surrender all or part of the Optionee's vested Options, and receive the number of Shares that is the equal to the quotient obtained by dividing: (i) the product of the number of Options being exercised multiplied by the difference between the VWAP of the Shares and the exercise price of the subject Options, by (ii) the VWAP of the Shares on the date of exercise ("Net Exercise") (subject to satisfaction of Applicable Withholding Tax requirements). In the event that the Company determines to accept the Optionee's Net Exercise, and where the Optionee is subject to the Tax Act in respect of the Option, the Company shall make the election provided for in subsection 110(1.1) of the Tax Act. In the event of a Net Exercise, the number of Shares for which the Option is exercised, surrendered or converted, and not the number of Shares actually issued by the Company, must be included in calculating the limits set forth in sections 4.03, 5.02 and 5.03 of this Plan.

~~4.15 Conditions to Issuance of Shares~~4.19 Representations and Warranties of Optionees The Board may require, as a condition of the grant of an Option, the issuance of

Shares or delivery of certificates representing such Shares upon the exercise of any Option and to ensure compliance with any applicable laws, regulations, rules, orders and requirements that the Optionee or the Optionee's heirs, executors or other legal representatives, as applicable, make such covenants, agreements and representations as the Board deems necessary or desirable, including, without limitation, exemptions from the registration requirements of the U.S. Securities Act, and applicable United States state securities laws.

~~4.16~~4.20 Withholding or Deduction of Taxes The Company ~~may deduct, withhold or~~or any subsidiary of the Company may, in accordance with all applicable law and the policies of the Exchange, deduct or withhold from any amount payable to an Eligible Participant, either under this Plan or otherwise, such amount as may be necessary so as to ensure that the Company or any subsidiary of the Company will be able to comply with the applicable provisions of any federal, provincial, state or local law relating to the withholding of tax or that any other required deductions are paid or otherwise satisfied (the "Applicable Withholding Taxes"). The Company or a subsidiary of the Company may require an Optionee, as a condition ~~of~~to exercise of an Option, to ~~withhold,~~ pay~~, remit or reimburse any taxes or similar charges, which are required to be paid, remitted or withheld in connection with the exercise of any Option.~~ to the Company or a subsidiary of the Company any Applicable Withholding Taxes related to the exercise of such Option. The Company or a subsidiary of the Company may make such other arrangements that are satisfactory to the Optionee and the Company, provided that such arrangements are in compliance with the Exchange Policy.

PART 5

RESERVATION OF SHARES FOR OPTIONS

5.01 Sufficient ~~Authorized~~ Shares to be Reserved Whenever the constating documents of the Company limit the number of authorized Shares, a sufficient number of Shares shall be reserved by the Board to satisfy the exercise of Options. ~~Shares that were the subject of~~ Options that have ~~lapsed or terminated shall thereupon no longer be in reserve and may once again be subject to an Option.~~been settled in cash, cancelled, terminated, surrendered, forfeited or expired without being exercised, and pursuant to which no Shares have been issued, shall continue to be issuable under this Plan.

5.02 Maximum Number of Shares to be Reserved Under Plan The aggregate number of Shares which may be subject to issuance pursuant to Options ~~and~~pursuant to this Plan, together with any stock options granted under any other previous or current stock option plan ~~or security-based compensation arrangement is 10% of the outstanding Shares at the time any Option is granted unless the~~and any other Security Based Compensation granted under any other Security Based Compensation Plans, is equal to up to a maximum of 10% of the Shares outstanding at the Grant Date (or issuance of any other Security Based Compensation under any other Security Based Compensation Plans) unless the approval of the Disinterested Shareholders ~~have approved thereof~~is obtained.

5.03 Maximum Number of Shares Reserved for Insiders All Options granted under this Plan, together with all of the Company's other ~~security-based compensation involving the issuance of Shares~~Security Based Compensation, shall not result~~, at the time of granting,~~ in:

(a) ~~(a)~~ the aggregate number of Shares ~~reserved for issuance~~that are issuable pursuant to all Security Based Compensation granted or issued to Insiders (as a group) exceeding 10% of the Shares outstanding at any point in time; or

(b) the aggregate number of Shares that are issuable pursuant to all Security Based Compensation granted or issued in any 12 month period to Insiders (as a group) exceeding 10% of the Shares outstanding, calculated as at the date any Security Based Compensation is granted or issued to any Insider,

~~(b) the issuance to Insiders, within a 12 month period, of Shares totalling in~~ excess of 10% of the Shares outstanding, unless the Company has obtained the approval of the Disinterested Shareholders ~~have approved thereof~~.

PART 6

CAPITAL REORGANIZATIONS

6.01 Share Consolidation or Subdivision If the Shares are at any time subdivided or consolidated, the number of Shares reserved for Options shall be similarly increased or decreased and the price payable for any Shares that are then subject to issuance shall be decreased or increased proportionately, as the case may require, so that upon exercising each Option the same proportionate shareholdings at the same aggregate purchase price shall be acquired after such subdivision or consolidation as would have been acquired before.

6.02 Stock Dividend If the Shares are at any time changed as a result of the declaration of a stock dividend thereon, the number of Shares reserved for Options and the price payable for any Shares that are then subject to issuance may be adjusted by the Board to such extent as they deem proper in their absolute discretion.

6.03 No Fractional Shares No adjustment made pursuant to this Part shall require the Company to issue a fraction of a Share and any fractions of a Share shall be rounded up or down to the nearest whole number, with one-half of a Share being rounded up to one Share.

6.04 No Adjustment for Cash Dividends or Rights Offerings No adjustment shall be made to any Option pursuant to this Part in respect of the payment of any cash dividend or the distribution to the Shareholders of any rights to acquire Shares or other securities of the Company.

6.05 No Adjustments in Violation of Limits No adjustments shall be made pursuant to this Part where such adjustments would result in the violation of any limits imposed under this Plan, including those limits set under sections 4.03, 5.02 and 5.03 of this Plan. If the Company does not have a sufficient number of Shares available under this Plan to satisfy its obligations in respect of any adjustments under this Part, any Optionees entitled to adjustments under this Part shall receive cash in lieu of such an adjustment to their respective Options.

PART 7

~~EXCHANGE'S~~EXCHANGE RULES ~~&~~AND POLICIES ~~GOVERN~~ & APPLICABLE LAW

7.01 ~~Exchange's~~Exchange Policies Apply This Plan and the granting and exercise of any Options are also subject to ~~such other~~the terms and conditions as are set out in the Exchange Policy and the requirements of ~~any securities commission having authority and such~~the Securities Laws, and such Exchange Policy and ~~requirements~~Securities Laws shall be deemed to be incorporated into ~~and become a part of~~ this Plan. If there is ~~an~~any inconsistency between this Plan and such Exchange Policy ~~and requirements~~, the provisions of the Exchange Policy and ~~such requirements~~Securities Laws shall ~~govern~~prevail.

7.02 Compliance with Applicable Laws Notwithstanding anything herein to the contrary, the Company shall not be obliged to cause any Shares to be issued or certificates evidencing Shares to be delivered pursuant to this Plan, where issuance and delivery is not, or would result in the Company not being in compliance with all applicable laws, regulations, rules, orders of governmental or regulatory authorities and the requirements of the Exchange, including the Exchange Policy. If any provision of this Plan, any Option Agreement or any other agreement entered into pursuant to this Plan contravenes any applicable law, rule, regulation or order, or any policy or requirement of the Exchange, including the Exchange Policy, or any regulatory body having authority over the Company or this Plan, such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith, but the Company shall not be responsible to pay and shall not incur any penalty, liability or further obligation in connection therewith.

7.03 United States Registration and Legends No Options shall be granted in the United States and no Shares shall be issued in the United States pursuant to any Option unless such Shares are registered under the U.S. Securities Act and any applicable state securities laws or an exemption from such registration is available. Any Option granted in the United States, and any Shares issued pursuant thereto, will be "restricted securities" (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act). Any Option Agreement representing an Option granted in the United States or Shares issued in the United States pursuant to such an Option pursuant to an exemption from registration under the U.S. Securities Act and applicable state securities laws shall bear a legend restricting transfer under the U.S. Securities Act and applicable state securities laws substantially in the form as set out in the Option Agreement attached hereto as Schedule A.

7.03 No Obligation to File Prospectus The Company shall not be liable to compensate any Optionee and in no event shall it be obliged to take any action, including the filing of any prospectus, registration statement or similar document, in order to permit the issuance and delivery of any Shares upon the exercise of any Option in order to comply with ~~any applicable laws, regulations, rules, orders or requirements of any securities regulatory authority~~Securities Laws.

7.04 Governing Law This Plan shall be governed by, and construed in accordance with, the laws of the province of British Columbia.

PART 8

AMENDMENT OF PLAN & OPTIONS

8.01 Board May Amend Plan or Options The Board may amend or terminate this Plan or any ~~Options but~~Option, however, no such amendment or termination, except with the written consent of the Optionees concerned or unless required to make this Plan or the ~~Options~~Option comply with the rules and policies of the Exchange or applicable ~~law~~laws, shall affect the terms and conditions of ~~Options~~the Option which ~~have~~has not then been exercised or terminated.

8.02 Shareholder Approval of Amendments The approval of Shareholders is required for:

(a) a change in those ~~persons~~Persons who may be ~~Optionees~~Eligible Participants;

(b) an increase in the number of Shares, or percentage of the outstanding Shares, reserved for issuance under this Plan and all other Security Based Compensation Plans or a change from a fixed number to a fixed percentage of the outstanding Shares, or from a fixed percentage to a fixed number, in the number of Shares reserved for issuance under this Plan;

(c) an increase in the percentage of Shares that may be issued pursuant to Options granted to any one Optionee or group of Optionees (such as Insiders);

(d) a change in the method by which the exercise price of an Option is determined;

(e) an extension of the maximum term of Options that may be granted under this Plan ~~or the exercise period~~ (unless the extension arises from a Blackout Period) ~~of Options outstanding under this Plan~~;

(f) an amendment to the expiry and termination provisions applicable to Options;

(g) an amendment to method or formula for calculating prices, values or amounts under this Plan that may result in a benefit to an Optionee; or

(h) an amendment to this Part 8 [~~Amendment of Plan & Options] of this Plan~~.

The approval of the ~~Optionee's~~ Disinterested Shareholders for an amendment to any Option is required in respect of ~~Options~~an Option held by an Insider involving:

(i) any amendment to an Option that would have the effect of decreasing the exercise price of the Option or an extension of the term of the Option (unless the extension arises from a Blackout Period); or

~~(a) a reduction of the exercise price, including a reduction effected by cancelling an existing Option and granting a new Option exercisable at a lower price within the subsequent 12 month period; or~~

(j) any amendment to an Option that results in a benefit to an Insider, and for further clarity, if the Company cancels any Option and within one year grants or issues a new Option to the same Insider, that is considered an amendment.

~~(b) an extension of the exercise period, unless the extension arises from a Blackout Period.~~

No approval by Shareholders is required for an amendment:

(k) ~~(a)~~ to comply with applicable law or rules of the Exchange or of a 'housekeeping' nature required to correct typographical and similar errors;

(l) (b) to clarify existing provisions of this Plan that do not have the effect of altering the scope, nature and intent of such provisions; or

(m) ~~(c) a~~to change ~~to~~ the vesting provisions other than those required by this Plan or the Exchange Policy~~;~~.

~~(d) a reduction of the exercise price of an Option, including a reduction effected by cancelling an existing Option and granting a new Option exercisable at a lower price, or an extension of the exercise period, if the Optionee is not an Insider; or~~

~~(e) the addition of a "cashless (net exercise) exercise" feature, payable in cash, Shares or other securities of the Company, whether or not it provides for a full deduction of the number of Shares subject to issuance when Options are so exercised.~~

8.03 Exchange Approval Required Any amendment to this Plan or any Options, other than adjustments due to a Share consolidation or subdivision but including amendments resulting from an amalgamation, merger, arrangement, reorganization, spin-off, dividend or recapitalization, shall not become effective until such amendments have been accepted for filing by the Exchange.

PART 9

PLAN DOES NOT AFFECT OTHER COMPENSATION PLANS

9.01 Other Plans Not Affected This Plan shall not in any way affect the policies or decisions of the Board in relation to the remuneration of Directors, Officers, Consultants and Employees.

PART 10

OPTIONEE'S RIGHTS AS A SHAREHOLDER

10.01 No Rights Until Option Exercised ~~An Optionee~~Optionees shall be entitled to the rights pertaining to ~~share~~Share ownership, such as to voting rights, dividends or rights on liquidation, only with respect to Shares that have been fully paid for and issued to the Optionee upon exercise of an Option.

PART 11

EFFECTIVE DATE & EXPIRY OF PLAN

11.01 Effective Date This Plan shall become effective upon the later of the acceptance for filing of this Plan by the Exchange and the approval of this Plan at a meeting of the Shareholders. Options may be granted, but not exercised, prior to the receipt of such acceptance and approval. Thereafter, this Plan must be approved annually by the Shareholders and the Exchange. If such approvals are not obtained, Options may no longer be granted, and any Options granted subject to such approvals shall not be exercisable.

11.02 Termination This Plan shall terminate upon a resolution to that effect being passed by the Board. Any Options shall continue to be exercisable according to their terms after the termination of this Plan.

DATED:	July 3, 2008
LAST AMENDED:	~~June 30~~	April 27, ~~2022~~ 2023

SCHEDULE A

OPTION AGREEMENT

● [Date of grant / news release]

● [Optionee's name & address]

● [Street]

● [city, province or state]

● [postal ~~code~~ or ZIP code]

Dear Optionee:

Re:	Grant of Stock Option	to you

EMX Royalty Corporation (the "Company") hereby offers you a non-assignable option (an "Option") to purchase common shares in the capital of the Company (the "Shares") pursuant to the Company's Stock Option Plan (the "Plan"), a copy of which is enclosed with this Agreement.

Your ~~stock option~~Option is subject to the terms and conditions of the Plan, which are deemed to be incorporated in this Agreement, and to the following specific provisions:

Number of Shares: ●

Exercise Price: C$ ● per ~~share~~Share

Expiry Time: 4:00 p.m. (Vancouver time) on ●

Vesting: ☞Option 1 - [ Immediately

 ☞Option 2 for IR persons - [ 25% on ● [NTD: must be at least three months after granting] and 25% each three months thereafter

 ☞Option 3 - if milestones or other periods for vesting are desired [ ●% on ● and ●% on ●

[☞Option: insert Hold Period if option is granted to ~~a Director, Officer, Promoter or Significant Shareholder~~an Insider, Consultant or Promoter of the Company (or Person who will become an Insider following the Grant Date) or any Person who has elected or appointed or has the right to elect or appoint one or more Directors or Officers or is exercisable at less than Market Price at the time of granting]

~~Hold Period: Without prior written approval of the TSX Venture Exchange and compliance with all applicable securities legislation, the securities issuable upon the exercise of the stock option granted by this~~

~~Agreement may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the TSX Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until after the four month anniversary of the date of this Agreement. Any shares issued to you upon the exercise of your stock option within this four month period will be endorsed with a legend to that effect.~~

Hold Period: WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS AGREEMENT AND ANY SECURITIES ISSUED ON EXERCISE HEREOF MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL [FOUR MONTHS AND ONE DAY FOLLOWING THE DATE OF THIS AGREEMENT].

[☞Option: insert U.S. Legend if option is granted to a U.S. Participant]

Hold Period: "THE SECURITIES REPRESENTED BY THIS AGREEMENT AND ANY SECURITIES ISSUED UPON EXERCISE HEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR ANY STATE SECURITIES LAWS, AND THE SECURITIES REPRESENTED BY THIS AGREEMENT AND ANY SECURITIES ISSUED UPON EXERCISE THEREOF MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO EMX ROYALTY CORPORATION. (THE "COMPANY") (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, AND IN COMPLIANCE WITH LOCAL LAWS AND REGULATIONS, (C) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE U.S. SECURITIES ACT AND IS AVAILABLE FOR RESALE OF THE SECURITIES, OR (D) IN COMPLIANCE WITH AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT, INCLUDING RULE 144 OR RULE 144A THEREUNDER, IF AVAILABLE, AND, IN EACH CASE, IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS. THE HOLDER OF THE SECURITIES REPRESENTED BY THIS AGREEMENT FURTHER UNDERSTANDS AND AGREES THAT IN THE EVENT OF A TRANSFER PURSUANT TO THE FOREGOING CLAUSE (D), THE COMPANY WILL REQUIRE A LEGAL OPINION OF COUNSEL OF RECOGNIZED STANDING OR OTHER EVIDENCE REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH TRANSFER IS EXEMPT FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. DELIVERY OF THIS AGREEMENT MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA."

[for convertible securities, include:] "SECURITIES REPRESENTED HEREBY MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR ON BEHALF OF, OR FOR THE ACCOUNT OR BENEFIT OF, A U.S. PERSON UNLESS THE SHARES ISSUABLE UPON EXERCISE OF THIS SECURITY HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE. "UNITED STATES" AND "U.S. PERSON" ARE AS DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT."

Subject to first vesting, your ~~stock option~~Option may be exercised in whole or in part at any time before the Expiry Time by notice in writing to the Company. Such notice shall specify the number of ~~shares~~Shares with respect to which you are purchasing by exercising your ~~stock option~~Option and must be accompanied by ~~a~~cash, a certified cheque, a bank draft or a wire transfer in favour of the Company payable in Canadian funds in full payment of the Exercise Price for the number of ~~shares~~Shares then being purchased, excluding any Options exercised pursuant to the Cashless Exercise or Net Exercise provisions of the Plan.

There may be restrictions imposed under securities legislation of Canada and your country of residence on your ability to sell ~~shares~~Shares acquired on exercise of this ~~stock option~~Option. If you are in doubt about the applicable requirements, you should consult a lawyer.

If you are, or become, a resident of the United States of America, you hereby represent and warrant to, and covenant with, the Company (and it is a condition of exercising your ~~stock option~~Option and the Company may require you to execute an instrument in a form acceptable to it confirming the following) that you:

(a) will acquire any ~~shares~~Shares upon the exercise of your ~~option~~Option as an investment and not with a view to distribution;

(b) undertake not to offer or sell or otherwise dispose of the ~~shares~~Shares unless the ~~shares~~Shares are subsequently registered under the United States Securities Act of 1933 ~~(United States)~~, as amended, or an exemption from registration is available;

(c) consent to the placing of a restrictive legend on any ~~share~~Share certificates issued to you should such be necessary in order to comply with securities laws applicable to you or the Company; and

(d) acknowledge that securities laws applicable to you or the Company may require you to hold any ~~shares~~Shares issued to you for a certain period prior to resale thereof.

You acknowledge and consent to the Company:

(a) collecting your personal information ("Personal Information") for the purposes of this Agreement;

(b) retaining the ~~personal information~~Personal Information for as long as permitted or required by applicable law or business practices; and

(c) providing to various governmental and regulatory authorities, as may be required by applicable securities laws, stock exchange rules, and the rules of the Investment Industry Regulatory Organization of Canada (IIROC) or to give effect to this agreement any personal information provided by you.

You also acknowledge that you have been notified by the Company:

(a) of the delivery of Personal Information to all applicable securities regulatory authorities or regulators;

(b) that the Personal Information is being collected by the securities regulatory authority or regulator under the authority granted in Canadian securities legislation for the purposes of the administration and enforcement of applicable Canadian securities legislation; and

(d) of the contact information of the public official in each applicable Canadian jurisdiction who can answer questions about this indirect collection of Personal Information is set out in the attached Exhibit 1 hereto.

If you choose to accept this ~~stock option~~Option, please sign in the space provided below.

[Signature Page Follows]

EMX ROYALTY CORPORATION		I hereby ACCEPT the above ~~stock option~~Option and AGREE to the terms and conditions described above, including the terms and conditions of the Plan
Per:
Authorized Signatory

Optionee's Signature

Exhibit 1

Contact Information of Public Officials Regarding Indirect Collection of Personal Information

Alberta Securities Commission	British Columbia Securities Commission
Suite 600, 250 - 5th Street SW	P.O. Box 10142, Pacific Centre
Calgary, Alberta T2P 0R4	701 West Georgia Street
Telephone: 403-297-6454 Toll free in Canada: 1-877-355-0585	Vancouver, British Columbia V7Y 1L2
Facsimile: 403-297-2082	Inquiries: 604-899-6854 Toll free in Canada: 1-800-373-6393
Public official contact regarding indirect collection of information:	Facsimile: 604-899-6581
FOIP Coordinator	Email: FOI-privacy@bcsc.bc.ca
Public official contact regarding indirect collection of information:
FOI Inquiries

The Manitoba Securities Commission	Financial and Consumer Services Commission (New Brunswick)
500 - 400 St. Mary Avenue	85 Charlotte Street, Suite 300
Winnipeg, Manitoba R3C 4K5	Saint John, New Brunswick E2L 2J2
Telephone: 204-945-2561	Telephone: 506-658-3060 Toll free in Canada: 1-866-933-2222
Toll free in Manitoba 1-800-655-5244	Facsimile: 506-658-3059
Facsimile: 204-945-0330	Email: info@fcnb.ca
Public official contact regarding indirect collection of information:	Public official contact regarding indirect collection of information:
Director	Chief Executive Officer and Privacy Officer

Government of Newfoundland and Labrador	Government of the Northwest Territories
Financial Services Regulation Division	Office of the Superintendent of Securities
P.O. Box 8700, Confederation Building	P.O. Box 1320
2nd Floor, West Block	Yellowknife, Northwest Territories X1A 2L9
Prince Philip Drive	Telephone: 867-767-9305 Facsimile: 867-873-0243
St. John's, Newfoundland and Labrador A1B 4J6	Public official contact regarding indirect collection of information:
Attention: Director of Securities	Superintendent of Securities
Telephone: 709-729-4189 Facsimile: 709-729-6187
Public official contact regarding indirect collection of information:
Superintendent of Securities

Nova Scotia Securities Commission	Government of Nunavut
Suite 400, 5251 Duke Street	Department of Justice
Duke Tower	Legal Registries Division
P.O. Box 458	P.O. Box 1000, Station 570
Halifax, Nova Scotia B3J 2P8	1st Floor, Brown Building
Telephone: 902-424-7768 Facsimile: 902-424-4625	Iqaluit, Nunavut X0A 0H0
Public official contact regarding indirect collection of information:	Telephone: 867-975-6590 Facsimile: 867-975-6594
Executive Director	Public official contact regarding indirect collection of information:
Superintendent of Securities

Ontario Securities Commission	Prince Edward Island Securities Office
20 Queen Street West, 22nd Floor	95 Rochford Street, 4th Floor Shaw Building
Toronto, Ontario M5H 3S8	P.O. Box 2000
Telephone: 416-593- 8314 Toll free in Canada: 1-877-785-1555	Charlottetown, Prince Edward Island C1A 7N8
Facsimile: 416-593-8122	Telephone: 902-368-4569 Facsimile: 902-368-5283
Email: exemptmarketfilings@osc.gov.on.ca	Public official contact regarding indirect collection of information:
Public official contact regarding indirect collection of information:	Superintendent of Securities
Inquiries Officer

Autorité des marchés financiers	Financial and Consumer Affairs Authority of Saskatchewan
800, Square Victoria, 22e étage	Suite 601 - 1919 Saskatchewan Drive
C.P. 246, Tour de la Bourse	Regina, Saskatchewan S4P 4H2
Montréal, Québec H4Z 1G3	Telephone: 306-787-5842 Facsimile: 306-787-5899
Telephone: 514-395-0337 or 1-877-525-0337	Public official contact regarding indirect collection of information:
Facsimile: 514-864-6381	Director
Email: financementdessocietes@lautorite.qc.ca
Public official contact regarding indirect collection of information:
Secrétaire générale

Government of Yukon
Department of Community Services
Office of the Superintendent of Securities
307 Black Street
Whitehorse, Yukon Y1A 2N1
Telephone: 867-667-5466 Facsimile: 867-393-6251
Email: securities@gov.yk.ca
Public official contact regarding indirect collection of information:
Superintendent of Securities

SCHEDULE "C"

RESTRICTED SHARE UNIT PLAN - BLACKLINE AGAINST CURRENT PLAN

RESTRICTED SHARE UNIT PLAN

Article 1 - DEFINED TERMS

1.1 ~~Where used herein~~In this Plan, the following ~~terms~~words and phrases shall have the following meanings, ~~respectively~~namely:

"Account" means the account maintained by the Company for each Participant in connection with the operation of this Plan to which any RSUs in respect of a Participant will be granted under this Plan;

"Administrator" has the meaning ascribed thereto in Section 10.3;

"Applicable Withholding Taxes" has the meaning ascribed thereto in Section 12.3;

"Beneficiary" means an individual who is a dependent or legal relation of a Participant and, as of the date of the Participant's death, has been designated as the Participant's beneficiary in accordance with Section 9.2 and the laws applying to this Plan, or, where no one has been validly designated or the individual designated does not survive the Participant, the Participant's legal representative;

"Blackout Period" means a period during which there is a prohibition on trading in the Company's securities imposed by the Company on Insiders, Employees and non-arm's length Consultants;

"Board" means the board of ~~directors~~Directors of the Company or, if the Board so elects, a committee of Directors (which may consist of only one Director) appointed by the Board;

"Business Day" means a day on which there is trading on the Exchange (or, if the Shares are not then listed and posted for trading on the Exchange, such other stock exchange on which the Shares are then listed and posted for trading) and, if none, a day that is not a Saturday or Sunday or a ~~national legal~~statutory holiday in ~~Canada~~British Columbia;

"Change of Control" means, in respect of the Company:

(i) if, as a result of or in connection with the election of Directors, the people who were Directors (or who were entitled under a contractual arrangement to be Directors) before the election cease to constitute a majority of the Board, unless the Directors have been nominated by management or approved of by a majority of the previously serving Directors;

(ii) ~~(i)~~ any transaction  ~~or series of related transaction as a result of~~at any time and by whatever means pursuant to which any person ~~, entity~~ or any group ~~acquires ownership or control, after the Grant Date of an RSU, of at least fifty percent (50%) of the Shares and they or their representatives become the majority of the Board or assume~~of two or more persons acting jointly or in concert as a single control group or any affiliate (other than a wholly owned Subsidiary or in connection with a reorganization of the Company) or any one or more directors thereof "beneficially owns" (as defined in the Business Corporations Act (British Columbia)), directly or indirectly, or acquires the right to exercise control or direction over ~~the management or day-to-day operations of the Company; or~~, voting securities of the Company representing 50% or more of the then issued and outstanding voting securities of the Company, as the case may be, in any manner whatsoever;

~~(ii) an amalgamation, merger, arrangement, business combination, consolidation or other reorganization of the Company with another entity or the sale or disposition of all or substantially all of the assets of the Company to another entity, as a result of either of which the Company ceases to exist, be publicly traded or the former management of the Company or Board do not comprise a majority of the new management or majority of the Board, respectively, of the resulting entity or the Company following the sale or disposition,~~

(iii) the sale, assignment, lease or other transfer or disposition of all or substantially all of the assets of the Company to a person or any group of two or more persons acting jointly or in concert (other than a wholly owned Subsidiary or in connection with a reorganization of the Company); or

(iv) the occurrence of a transaction requiring approval of any of the Company's securityholders whereby the Company is acquired through consolidation, merger, exchange of securities involving all of the Company's voting securities, purchase of assets, amalgamation, statutory arrangement or otherwise by any person or any group of two or more persons acting jointly or in concert (other than a short-form amalgamation of the Company or an exchange of securities with a wholly owned Subsidiary or a reorganization of the Company). For purposes of this definition of "Change of Control", the terms jointly or in concert, beneficial ownership and voting securities will have the respective meanings given to those terms in National Instrument 62-104 - Take-Over Bids and Issuer Bids ("NI 62-104"), and the number of securities outstanding will be determined in accordance with NI 62-104, provided that, notwithstanding any other provision of this Plan, for U.S. Taxpayers, "Change of Control" as defined herein shall be ascribed the meaning of a "change in control event" as defined in Treas. Reg. §1.409A-3(i)(5)(i);

"Company" means EMX Royalty Corporation~~,~~ and includes any successor corporation thereof;

"Constructive Dismissal" means constructive dismissal as determined by the common law and, without restricting or expanding on the foregoing, generally means or involves a material change, as determined on a case by case basis after the occurrence of a Change of Control and having regard for, among other things, the duties and responsibilities of, and compensation payable to, the Participant both prior and subsequent to the Change of Control, in the terms or conditions (or both) of the Participant's employment by the Company (or a Subsidiary, as applicable) which is adverse to the Participant's interests and is not agreed to by the Participant, and in the case of a U.S. Taxpayer, which results in a material adverse change to the Participant and where such adverse change is not corrected within thirty (30) days following Participant's notice to the Company of the events believed to constitute Constructive Dismissal;

"Consultant" means an individual ~~who~~(other than a Director, Officer or Employee) who (or a corporation or partnership (a "Consultant Company") of which the individual is an employee, shareholder or partner which):

(v) ~~(i)~~ is engaged to provide, on an ongoing bona fide basis, consulting, technical, management or other services to the Company or a Subsidiary, other than in relation to a distribution of the Company's securities ~~and in the case of a U.S. Taxpayer, does not directly or indirectly promote or maintain a market for the Company's securities~~;

(vi) (ii) provides the services under a written contract between the Consultant ~~(~~or ~~an entity through which the~~ Consultant ~~provides the services)~~Company and the Company or Subsidiary; and

(vii) ~~(iii)~~ in the Board's reasonable opinion, spends or will spend a significant amount of time and attention on the business and affairs of the Company or a Subsidiary; ~~and~~

~~(iv) has a relationship with Company or Subsidiary that enables the individual to be knowledgeable about the business and affairs of the Company or Subsidiary;~~

"Director" means a director of the Company or any of its Subsidiaries;

"Disability" means a physical injury or mental incapacity of a nature which the Board determines prevents or would prevent the Participant from satisfactorily performing the substantial and material duties of his or her position with the Company;

"Disinterested Shareholder" means a ~~holder of Shares~~Shareholder that is not an Insider, Participant or Eligible Person, as the case may be, nor an associate or an affiliate (as defined in ~~the Securities Act (British Columbia)~~Policy 1.1 - Interpretation of the Exchange) of an Insider, Participant or Eligible Person, as the case may be;

"Eligible Person" means~~, from time to time, any bona fide employee of the Company or a Subsidiary, Officer,~~ a Director, Officer, Employee, Consultant  ~~and Permitted Assign~~or a corporation, other than a Consultant Company, where such corporation's sole shareholder is a Director, Officer or Employee;

"Employee" means:

(i) an individual who is considered an employee of the Company or of one of its Subsidiaries under the Tax Act and for whom income tax, employment insurance and Canada Pension Plan deductions must be made at source;

(ii) an individual who works full-time for the Company or one of its Subsidiaries providing services normally provided by an employee and who is subject to the same control and direction by the Company or one of its Subsidiaries over the details and methods of work as an employee of the Company or of its Subsidiaries, as the case may be, but for whom income tax deductions are not made at source; or

(iii) an individual who works for the Company or one of its Subsidiaries on a continuing and regular basis for a minimum amount of time per week (the number of hours should be disclosed in the submission) providing services normally provided by an employee and who is subject to the same control and direction by the Company or one of its Subsidiaries over the details and methods of work as an employee of the Company or a Subsidiary, as the case may be, but for whom income tax deductions are not made at source;

"Employer" means, in respect to a Participant who is an Officer or ~~employee~~Employee, the entity that employs the Participant (or that employed the Participant immediately prior to his or her Termination Date) and, in respect of a Participant who is a Consultant, the entity with which the Consultant has or had a written consulting agreement and, in each case, the Employer may be the Company or a Subsidiary;

"Exchange" means~~, collectively,~~ the TSX Venture Exchange ~~and NYSE American~~;

"Exchange Policy" means Policy 4.4 - Security Based Compensation of the Exchange.

"Expiry Date" means the date specified in the applicable Grant Agreement as the date on which an RSU will be terminated and cancelled or, if ~~later or~~ no such date is specified in the Grant Agreement, December 31 of the third ~~(3rd~~) calendar year following the end of the applicable Service Year;

"Fair Market Value of a Share" ~~on a particular date,~~ means~~:~~

(i) where the Shares are not listed on ~~an~~the Exchange or another marketplace, the fair market value of a Share on that day determined by the Board in good faith; and

(ii) where the Shares are listed on ~~an Exchange, the price at which the last recorded sale of a board lot of Shares took place on~~ the Exchange ~~during the~~or another marketplace, the higher of (a) the volume weighted average trading ~~day~~price of the Shares on such Exchange or other marketplace for the five trading days immediately preceding ~~the Grant Date and, if there was no such sale, the closing price on the preceding trading day during which there was a sale~~that day and (b) the Market Price as of that day;

"Foreign Private Issuer" has the meaning set forth in Rule 3b-4 under the U.S. ~~securities~~ Exchange Act ~~of 1934, as amended.~~;

"Grant Agreement" means the restricted share unit agreement between the Company and ~~a~~the applicable Participant, in substantially the form attached hereto as Schedule "A", together with such schedules, amendments, deletions or changes thereto as are permitted under this Plan, under which an RSU is granted;

"Grant Date" means the date upon which an RSU is granted to a Participant pursuant to the terms of this Plan;

"Insider" means:

(i) ~~"Insider" means~~ a Director or an Officer;

(ii) a Person that has beneficial ownership of, or control or direction over, directly or indirectly, more than 10% of the Shares;

(iii) a Person that has a combination of beneficial ownership of, and control or direction over, directly or indirectly, more than 10% of the Shares; or

(iv) the Company if it has purchased, redeemed or otherwise acquired a security of its own issue, for so long as it continues to hold that security;

"Investor Relations Services Provider" means any Consultant that performs Investor Relations Activities (as defined in Policy 1.1 - Interpretation of the Exchange) and any Eligible Person whose role and duties primarily consist of Investor Relations Activities;

"Market Price" means the last closing price of the Shares on the day immediately preceding that day;

"NEX" means the board on which former Exchange and Toronto Stock Exchange issuers that do not meet Exchange continued listing requirements for Tier 2 Issuers may continue to trade;

"Officer" means the chair or any vice-chair of the Board, the chief executive officer, chief financial officer, chief operating officer, president, vice-president, secretary, assistant secretary, treasurer~~,~~ or assistant treasurer of the Company or any of its Subsidiaries or an individual designated as an officer by a resolution of the Board or the constating documents of the Company;

"Participant" means an Eligible Person ~~whose services to the Company or Subsidiary are sufficient, in the opinion of the Board, to warrant participation in this Plan and who~~that is granted or holds an RSU pursuant to this Plan;

"Participant Information" has the meaning ascribed thereto in Section ~~10.5~~10.6;

"Payout Multiplier" means the payout multiplier determined by the Board in accordance with Section 5.4;

"Performance Criteria" means such corporate and personal performance criteria as may be determined by the Board in respect of the grant of RSUs to any Participant and determination of the Payout Multiplier, which criteria may be applied to either the Company and its Subsidiaries as a whole or to the Company or a Subsidiary individually or in any combination, and measured either in total, incrementally or cumulatively over a ~~calendar year~~Service Year or such other performance period as may be specified by the Board in its sole discretion, on an absolute basis or relative to a pre-established target, to previous years' results or to a designated comparison group;

~~"Permitted Assign" means a holding entity (as defined in National Instrument 45-106 Prospectus Exemptions of the Canadian Securities Administrators), an RRSP or an RRIF of a Participant that is not a U.S., Taxpayer;~~

"Person" means an individual or a corporation, incorporated association or organization, body corporate, partnership, trust, fund, association and any other entity other than an individual;

"Plan" means this ~~Restricted Share Unit Plan, as the same may be further~~restricted share unit plan, as amended ~~or varied~~ from time to time;

"Promoter" means a promoter as defined in the Securities Act ~~(British Columbia).~~;

"RSU" means a restricted share unit granted to a Participant by the Company pursuant to Article 3, ~~by means of an entry on the books of the Company, to a Participant, each of which represents the right to receive a cash payment or its equivalent in fully-paid Shares equal to the Fair Market Value of a Share calculated at the date of such payment at the time, in the manner, and~~and representing a right as compensation for employment or consulting services or services as a Director or Officer, to receive, for no additional cash consideration, Shares upon specified vesting criteria being satisfied and may provide that, upon vesting, the award may be paid in cash and/or Shares, which is subject to the terms of this Plan;

"RSU Payment Date" has the meaning ascribed thereto in Section 5.3(a);

"Securities Act" means the Securities Act (British Columbia);

"Securities Laws" means the Securities Act, together with the regulations and rules under the Securities Act, as amended, and the policies, notices, instruments and blanket orders in force from time to time that are applicable to the Company;

"Security Based Compensation" includes any Deferred Share Unit, Performance Share Unit, Stock Option, Securities for Services, Stock Appreciation Right, Stock Purchase Plan (as those terms are each defined in the Exchange Policy), RSU, any security purchase from treasury by an Eligible Person which is financially assisted by the Company by any means whatsoever, and any other compensation or incentive mechanism involving the issuance or potential issuance of securities of the Company from treasury to an Eligible Person, subject to certain exclusions under the Exchange Policy;

"Security Based Compensation Plan" includes any compensation or incentive mechanism involving the issuance of Security Based Compensation or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares from treasury;

"Service Year" means a calendar year in which a Participant is providing services to the Company or any of its Subsidiaries in his or her capacity as a Consultant, Officer, Director or ~~employee~~Employee of the Company or a Subsidiary;

"Share" means a common share ~~without nominal or par value~~ in the capital of the Company;

"Significant Shareholder" means a ~~person holding more than 10% of the outstanding Shares and who has elected or appointed or has the right to elect or appoint one or more Directors or Officers.~~ holder of Shares;

"Subsidiary" means a corporation or other entity ~~of which~~that the Company ~~owns more than 50% of the voting securities~~controls;

"Tax Act" means the Income Tax Act (Canada) and the regulations thereto, as amended from time to time;

"Tax Code" means the United States Internal Revenue Code of 1986, as amended;

~~"Termination Date" means the date a Participant ceases to be actively employed by, or ceases to provide services as a Consultant to, the Company or a Subsidiary for any reason, without regard to any statutory, contractual or common law notice period that may be required by law following the termination of the Participant's employment or consulting relationship in the Company or Subsidiary. The Board will have sole discretion to determine whether a Participant has ceased active employment or ceased status as a Consultant and the effective date on which the Participant ceased active employment or status of a Consultant. A Participant will be deemed not to have ceased to be an employee of the Company or a Subsidiary in the case of a transfer of his or her employment between the Company and a Subsidiary or a transfer of employment between Subsidiaries;~~

"Termination Date" means the effective date that a Participant has ceased or will cease providing services to the Company, as determined by the Board in its sole discretion;

"U.S. Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

"U.S. Securities Act" means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

"U.S. Taxpayer" means an Eligible Person in respect of whom the grant, vesting, settlement, redemption, payment or disposition of an RSU is subject to income taxation by the United States of America;

"Vested RSU" means any RSU which has vested in accordance with the terms of this Plan and the terms of any applicable Grant Agreement; and

"Vesting Date" means, in respect of any RSU, the date on which the RSU becomes a Vested RSU, which shall be at least one year following the Grant Date, subject to accelerated vesting in accordance with this Plan and the Exchange Policy.

1.2 As used in this Plan, words importing the masculine gender shall include the feminine and neuter genders and words importing the singular shall include the plural and vice versa~~, and references to person includes any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation (with or without share capital), unincorporated association, trust, trustee, executor, administrator or other legal representative.~~.

1.3 The headings of the articles, sections and clauses are inserted herein for convenience of reference only and shall not affect the meaning of construction thereof.

1.4 Unless otherwise specified, time periods wherein or following which any payment (whether in cash or Shares) is to be made or act is to be done shall be calculated by excluding the day on which the period begins, including the day on which the period ends, and abridging the period to the immediately preceding Business Day if the last day of the period is not a Business Day. If an action is required to be taken or a payment (whether in cash or Shares) is required to be made on a day which is not a Business Day, such action shall be taken or such payment shall be made on the immediately preceding Business Day.

Article 2 - PURPOSE OF THIS PLAN

2.1 The purpose of this Plan is to:

(a) promote profitability and enhance the long term value of the Company;

(b) retain and attract key ~~employees~~Directors, Officers, Employees and Consultants;

(c) align the interests of ~~management and employees~~the Participants with the interests of ~~shareholders~~Shareholders;

(d) recognize the contribution of Participants in this Plan to the growth of the Company; and

(e) provide a longer term incentive element in an overall compensation package which is competitive with the Company's peer group.

Article 3 - GRANT OF RESTRICTED SHARE UNITS

3.1 The Company may, from time to time, grant RSUs to an Eligible Person in such numbers, at such times and on such terms and conditions, consistent with this Plan, as the Board may in its sole discretion determine but; however, no RSUs will be granted after December 15 of a given calendar year and no RSUs may vest before the date that is one year following the Grant Date, subject to accelerated vesting in accordance with this Plan and the Exchange Policy. For greater clarity, the Board shall, in its sole discretion, determine any and all conditions to the vesting of any RSUs granted to an Eligible Person, which vesting conditions may be based on either or both of:

(a) the Participant's continued ~~employment with, or provision of consulting services~~service to~~,~~ the Company or a Subsidiary; or

(b) such other terms and conditions including, without limitation, Performance Criteria, as the Board may determine in accordance with Section 3.2.

No such vesting condition for an RSU granted to an Eligible Person shall extend beyond December 15 of the third calendar year following the Service Year in respect of which the RSUs were granted and all vesting conditions for an RSU granted to an Eligible Person shall be such that the RSU complies at all times with the exception in paragraph (k) of the definition of "salary deferral arrangement" in subsection 248(1) of the Tax Act. RSUs granted to U.S. Taxpayers shall contain such terms as required to (i) ~~to~~ make such ~~Restricted Stock Units~~RSUs exempt from Section 409A of the Tax Code pursuant to the short term deferral exemption under Treas. Reg. Section 1.409A-1(~~B~~b)(4) or other applicable exemption; or (ii) ~~to~~ comply with Section 409A of the Tax Code.

3.2 Subject to the terms of this Plan, the Board may determine other terms or conditions of any RSUs, and shall specify the material terms thereof in the applicable Grant Agreement. Without limiting the generality of the foregoing, such additional terms and conditions may relate to:

(a) the ~~market price of the Shares~~Fair Market Value of a Share on the Grant Date;

~~(b) the return to holders of Shares, with or without reference to other comparable companies;~~

~~(c) the financial performance or results of the Company or a Subsidiary;~~

(b) ~~(d)~~ the achievement of Performance Criteria;

(c) ~~(e)~~ any other terms and conditions the Board may in its discretion determine with respect to vesting or the acceleration of vesting; and

(d) ~~(f)~~ the Vesting Date.

The conditions may relate to all or a portion of the RSUs in a Grant Agreement and may be graduated such that different percentages of the RSUs in a Grant Agreement will become vested depending on the extent of satisfaction of one or more such conditions. The Board may, in its discretion, subsequent to the Grant Date ~~of an RSU~~, waive any such term or condition or determine that it has been satisfied subject to applicable law. For greater clarity, no term or condition imposed under a Grant Agreement shall have the effect of causing settlement and payout of an RSU to occur after December 31 of the third calendar year following the Service Year in respect of which such RSU was granted.

3.3 No certificates shall be issued with respect to RSUs. All RSUs will be represented by Grant Agreements.

3.4 The Board shall keep or cause to be kept such records and accounts as may be necessary or appropriate in connection with the administration of this Plan and the discharge of its duties, which records shall, absent manifest error, be considered conclusively determinative of all information contained therein.

3.5 The Company shall maintain in its books an Account for each Participant recording at all times the number of RSUs standing to the credit of such Participant. RSUs that fail to vest in a Participant pursuant to the provisions of this Plan, or that are paid out to the Participant or his or her Beneficiary, shall be cancelled and shall cease to be recorded in the Participant's Account as of the date on which such RSUs are settled, cancelled, terminated, surrendered, forfeited or ~~cancelled~~expired under this Plan ~~or are paid out~~, as the case may be.

3.6 No Investor Relations Service Provider of the Company may be granted RSUs or become an Eligible Person under this Plan.

3.7 The Company and the Participant are responsible for ensuring and confirming, for RSUs granted to Employees and Consultants, that the Participant is a bona fide Employee or Consultant, as applicable.

Article 4 - SHARES SUBJECT TO THIS PLAN

4.1 This Section 4.1 applies to any Shares that may be acquired by Participants on any RSU Payment Date pursuant to Section 5.3(b). Subject to adjustment for any subdivision, consolidation or distribution of Shares as contemplated by, and in accordance with, Article 8:

(a) A total of 3,200,000 Shares are reserved for issuance pursuant to RSUs which may be granted under this Plan.

(b) The aggregate number of Shares that are issuable pursuant to ~~all RSUs granted under~~ this Plan, together with any other ~~compensation arrangement of the Company that provides for the issuance of Shares, shall not exceed ten percent (10%) of the issued and~~Security Based Compensation Plans, is equal to up to a maximum of 10% of the Shares outstanding ~~Shares~~ at the Grant Date~~, unless the Company has obtained the~~ (or issuance of any other Security Based Compensation under any other Security Based Compensation Plans) unless the approval of the Disinterested Shareholders is obtained.

(c) All RSUs granted under this Plan, together with all of the Company's other Security Based Compensation, shall not result in:

(i) the aggregate number of Shares that are issuable pursuant to all Security Based Compensation granted or issued to Insiders (as a group) exceeding 10% of the Shares outstanding at any point in time; or

(ii) ~~(c) The~~the aggregate number of Shares that are issuable ~~to Insiders~~ pursuant to all ~~RSUs granted under this Plan, together with any other compensation arrangement of the Company that provides for the issuance of Shares, shall not, within a twelve (12) month period, exceed ten percent (10%) of the issued and outstanding Shares,~~ Security Based Compensation granted or issued in any 12 month period to Insiders (as a group) exceeding 10% of the Shares outstanding, calculated as at the date any Security Based Compensation is granted or issued to any Insider, unless the Company has obtained the approval of the Disinterested Shareholders.

~~(d) The number of Shares issuable to a Participant pursuant to a grant of RSUs under this Plan shall not exceed one percent (1%) of the issued and outstanding Shares at the time of the grant.~~

(d) ~~(e)~~ The aggregate number of Shares issuable to ~~all Participants~~any Participant pursuant to all RSUs granted ~~to Participants~~ under this Plan, together with any other Security Based Compensation, shall not, within a ~~twelve (~~12~~)~~ month period, exceed ~~two percent (2~~5%) of the issued and outstanding Shares, calculated as at the date any Security Based Compensation is granted or issued to the Participant, unless the Company has obtained approval from the Disinterested Shareholders.

(e) ~~(f)~~ The aggregate number of Shares issuable to ~~each~~any Consultant~~, or all Participants engaged in providing investor relations services to the Company,~~ pursuant to all RSUs granted under this Plan, together with any other ~~compensation arrangement of the Company that provides for the issuance of Shares~~Security Based Compensation, shall not, within a ~~twelve (~~12~~)~~ month period, exceed ~~two percent (~~2%~~)~~ of the issued and outstanding Shares, calculated as at the date any Security Based Compensation is granted or issued to the Consultant.

4.2 Section 4.1 and the Company's or any Employer's right to elect under Section 5.3(b) to satisfy RSUs by the issuance of Shares will be effective only upon receipt of all necessary ~~shareholder~~Shareholder approvals of this Plan, as amended from time to time, as required by the rules, regulations and policies of the Exchange and any other stock exchange on which Shares are listed or traded.

4.3 ~~If any RSU~~Any RSUs granted under this Plan ~~shall expire, terminate or be cancelled for any reason (including, without limitation, the satisfaction of RSU by means of a cash payment) without being exercised or settled by the issuance of Shares, any unissued Shares to which such RSUs relate shall become available for the purposes of granting further RSUs~~that have been settled in cash, cancelled, terminated, surrendered, forfeited or expired without being settled, and pursuant to which no Shares have been issued, shall continue to be issuable under this Plan.

4.4 If any rights to acquire Shares granted under any other ~~security-based compensation arrangements of the Company shall expire, terminate or~~Security Based Compensation shall be cancelled, terminated, surrendered, forfeited or expire for any reason without having been ~~exercised in full~~settled, any unpurchased Shares to which such security relates shall become available for the purposes of granting further RSUs under this Plan.

4.5 No RSUs shall be granted if the Shares are listed on the NEX or the Company has been given notice that its listing will or might be transferred to NEX.

Article 5 - VESTING AND PAYOUT OF RESTRICTED UNITS

5.1 Except as otherwise provided herein, the number of RSUs subject to each grant, the Grant Date, the Vesting Date(s) and the Expiry Date of each RSU and other terms and conditions relating to each such RSU shall be determined by the Board and set out in the Grant Agreement.

5.2 The Board may, in its discretion, subsequent to the time of granting RSUs and in the event of the death of a Participant or the Participant ceasing to be an Eligible Person in connection with a Change of Control or similar transaction, permit the vesting of all or any portion of unvested RSUs then outstanding and granted to the Participant under this Plan, in which event all such unvested RSUs then outstanding and granted to the Participant shall be deemed to be immediately vested.

5.3 (a) ~~On~~Subject to Section 5.3(b), on a date (the "RSU Payment Date") to be selected by the Board following the date an RSU has become a Vested RSU, which date shall not, in any event, extend beyond December 15th of the third year following the Service Year ~~for any particular~~in respect of which such RSU was granted and, for U.S. Taxpayers, shall not extend beyond March 15th of the calendar year immediately following the calendar year in which the ~~Restricted Share Unit first becomes a Vested Restricted Share Unit~~RSU vests, the Employer shall make to a Participant a cash payment equal to the product of the number of Vested RSUs recorded in the Participant's Account multiplied by the Fair Market Value of a Share on the RSU Payment Date, less Applicable Withholding Taxes.

(b) Subject to Section 5.3(c) ~~and~~, Section 5.3(d)~~,~~ and the receipt of all necessary ~~shareholder~~Shareholder approvals as required under the rules, regulations and policies of the Exchange and any other stock exchange on which Shares are listed or traded, the Employer may, in lieu of the cash payment contemplated in Section 5.3(a) above, on the RSU Payment Date, elect to either issue ~~(~~or cause to be issued~~)~~ to the Participant, the number of whole Shares that is equal to the number of whole Vested RSUs recorded in the Participant's Account on the RSU Payment Date (~~less any amounts in respect~~subject to satisfaction of Applicable Withholding ~~Taxes~~Tax requirements).

(c) Notwithstanding any other provision of this Plan, all amounts payable to, or in respect of, a Participant under this Section 5.3, including, without limitation, the issuance or delivery of Shares or a lump sum cash payment, shall be paid or delivered on or before December 31 of the third calendar year ~~commencing immediately~~ following the Service Year in respect of which the particular RSU was granted and, for U.S. Taxpayers, on or before March 15th of the calendar year immediately following the calendar year in which ~~the~~such RSUs ~~in respect of which such payments are made first become Vested RSUs~~vested.

(d) Upon payment of any amount pursuant to this Section 5.3 in cash or Shares, as the case may be, the particular RSUs in respect of which such payment was made shall be cancelled and no further payments (whether in Shares or cash or otherwise) shall be made in relation to such RSUs.

5.4 ~~Prior~~If applicable, prior to any RSU Payment Date, to the extent that the performance determination has not yet been made, the Board shall assess the performance of the Company for the applicable period. The individual measures considered by the Board in assessing the Performance Criteria, including the comparative weighting of such measures, shall be determined by the Board in its sole discretion having regard to the principal purposes of this Plan and, upon the assessment of the Performance Criteria, the Board shall determine the Company's ranking and the applicable Payout Multiplier (which can be any amount as low as 0.0 or above 1.0) in respect of this ranking.

5.5 Immediately prior to each RSU Payment Date, the notional number of Vested RSUs shall be adjusted by multiplying such number by the Payout Multiplier applicable to such RSUs.

5.6 If the Company does not have a sufficient number of Shares available under this Plan to satisfy its obligations in respect of any adjustments under the Payout Multiplier, any Participant entitled to adjustments under the Payout Multiplier shall receive cash in lieu of such an adjustment to their respective RSUs.

5.7 ~~5.6~~ All Shares issued upon the exercise of an RSU granted to any Insider (or Person who will become an Insider following the Grant Date), Consultant, Promoter or ~~Significant Shareholder~~any Person who has elected or appointed or has the right to elect or appoint one or more Directors or Officers shall be subject to a four month hold period commencing at the time the RSU was granted and, in accordance with the Exchange's policies, the Grant Agreement and any certificates representing Shares issued before such four month period expires shall be endorsed with the Exchange's prescribed "Exchange Hold Period" legend, substantially in the form as set out in the Grant Agreement attached hereto as Schedule A.

5.8 If the Expiry Date for an RSU falls within any Blackout Period (the "Restricted RSUs"), then the Expiry Date of such Restricted RSUs shall, without any further action, be extended to the date that is 10 Business Days following the end of such Blackout Period (or in the case of a U.S. Taxpayer, at the earliest date at which the Company reasonably anticipates that settlement would not cause a violation under U.S. federal securities laws); provided that no Expiry Date shall extend beyond, and no settlement shall be made on, a date that is later than December 31 of the third calendar year following the Service Year in respect of which the RSU was granted. The following requirements are applicable to any extension of the Expiry Date for any RSUs as a result of a Blackout Period: (i) the Blackout Period must be formally imposed by the Company pursuant to its internal trading policies as a result of the bona fide existence of an undisclosed material fact or material change (as defined under the Securities Laws). In the absence of the Company formally imposing a Blackout Period, the Expiry Date for an RSU will not be automatically extended; (ii) the Blackout Period will be terminated following the general disclosure of the undisclosed material fact or material change; (iii) the automatic extension of affected RSUs will not be permitted where the relevant Participant or the Company is subject to a cease trade order (or similar order under the Securities Laws) in respect of the Company's securities; and (iv) any automatic extension shall be available to all Participants under this Plan under the same terms and conditions.

Article 6 - DIVIDEND EQUIVALENTS

6.1 On any date on which a cash dividend is paid on Shares, a Participant's Account will be credited with the number of RSUs (including fractional RSUs, computed to three digits and rounded to two digits) calculated by:

(a) multiplying the amount of the dividend per Share by the aggregate number of RSUs that were credited to the ~~Eligible Person's~~Participant's Account as of the record date for payment of the dividend, and

(b) dividing the amount obtained in (a) above by the Fair Market Value of a Share on the date on which the dividend is paid.

6.2 If the Shares are at any time changed as a result of the declaration of a stock dividend thereon, the number of RSUs in a Participant's Account may be adjusted by the Board to such extent as they deem proper in their absolute discretion.

6.3 ~~6.2~~ Any RSUs issued pursuant to ~~Section~~Sections 6.1 and 6.2 shall vest on the same terms and be subject to the same Performance Criteria as the RSUs credited to a Participant's ~~account~~Account as of the record date for payment of the dividend. If a Participant's ~~account~~Account contains RSUs vesting on different terms or subject to different Performance Criteria, or both, then any RSUs issued pursuant to ~~Section~~Sections 6.1 and 6.2 shall be allocated proportionately to such different groups of RSUs.

6.4 No RSUs shall be issued pursuant to Sections 6.1 and 6.2 where such RSUs would result in the violation of any limits imposed under this Plan, including those limits set under Section 4.1. If the Company does not have a sufficient number of Shares available under this Plan to issue RSUs pursuant to Sections 6.1 and 6.2, any Participants entitled to a credit to their Account under such section shall receive cash in lieu thereof.

Article 7 - TERMINATION AND CHANGE OF CONTROL

7.1 Notwithstanding the provisions of Article 5 and subject to the remaining provisions of this Article 7, any other provision in the Grant Agreement and to any resolution passed by the Board, any RSUs granted to a Participant which have not become Vested RSUs prior to the Participant's Termination Date shall terminate and become null and void as of the Participant's Termination Date.

7.2 Except with respect to U.S. Taxpayers, when the Participant's Termination Date occurs as a result of the Participant's Disability or death, any RSUs standing to the credit of such Participant shall continue to vest (and be paid out) in the normal course for ~~twelve (~~12~~)~~ months after the Participant's Termination Date and any RSUs which have not become Vested RSUs on or before the first anniversary of the Participant's Termination Date shall terminate and become null and void as of such first anniversary.

7.3 With respect to U.S. Taxpayers, when the Participant's Termination Date occurs as a result of the Participant's Disability or death, any RSUs standing to the credit of such Participant with respect to which vesting depends on (i) the future achievement of Performance Criteria, shall continue to vest (and be paid out) in the normal course for ~~twelve (~~12~~)~~ months after the Participant's Termination Date and, subject to (ii) below, any such RSUs which have not become Vested RSUs on or before the first anniversary of the Participant's Termination Date shall terminate and become null and void as of such first anniversary, and (ii) continued service (without being subject to Performance Criteria) which would have become vested on or before the first anniversary of the Participant's Termination Date if the Participant had continued ~~employment or~~its service ~~with~~to the Company, shall become immediately vested and will be paid out on or before March 15th of the year immediately following the calendar year in which the Participant's Termination Date occurred.

7.4 In the event of a Change of Control or a determination by the Board that a Change of Control is expected to occur, the Board shall have the authority to take all necessary steps so as to ensure the preservation of the economic interests of the Participants in, and to prevent the dilution or enlargement of, any RSUs, including, without limitation: (i) ensuring that the Company or any entity which is or would be the successor to the Company or which may issue securities in exchange for Shares upon the Change of Control becoming effective will provide each Participant with new or replacement or amended RSUs which will continue to vest and be exercisable following the Change of Control on similar terms and conditions as provided in this Plan; (ii) causing all or a portion of the outstanding RSUs to become Vested RSUs prior to the Change of Control; or (iii) any combination of the above, and with respect to U.S. Taxpayers, any such actions will be undertaken in a manner that complies with Section 409A of the Tax Code, to the extent it is applicable.

7.5 Provided that payments have not been made in respect of a Participant's RSUs in accordance with Section 5.3, if the employment of a Participant is terminated by the Company (or a Subsidiary, as applicable) or by the Participant as a result of Constructive Dismissal, either of which within ~~six (~~6~~)~~ months following a Change of Control, subject to the provisions of any applicable Grant Agreement, all RSUs granted to the Participant and then outstanding shall (whether otherwise vested or not at such time) become Vested RSUs at the time of such termination and each Participant shall be entitled to payouts in accordance with Article 5.

Article 8 - APPROVALS, AMENDMENT AND TERMINATION

8.1 This Plan, any amendment to increase the number of Shares under this Plan and any material amendment to the terms of this Plan (other than "housekeeping" changes or amendments made to make this Plan comply with the Exchange ~~policy~~Policy) shall become effective upon the later of its acceptance for filing by the Exchange and its approval by Shareholders and, if applicable, Disinterested Shareholders. RSUs may be granted, but not ~~converted, exercised or paid out~~settled, prior to the receipt of such acceptance and approval.

8.2 Subject to this Article 8, this Plan may be amended at any time by the Board in whole or in part, but no amendment shall be made which would cause this Plan, or any RSUs granted under this Plan, to cease to comply with paragraph (k) of the definition of "salary deferral arrangement" in subsection 248(1) of the Tax Act or any successor provision thereto or cause any outstanding ~~Restricted Share Units~~RSUs, or any future grants of RSUs under this Plan, to become subject to adverse tax consequences under Section 409A of the Tax Code.

8.3 Upon termination of this Plan, all unvested RSUs shall, subject to a resolution of the Board to the contrary, remain outstanding and in effect and continue to vest and be paid out in accordance with the terms of this Plan existing at the time of its termination and the applicable Grant Agreement, but no further RSUs will be credited to ~~the~~any Participant's Account of any Participant.

8.4 In the event of any subdivision, consolidation, ~~stock dividend,~~ capital reorganization, reclassification, exchange, or other change with respect to the Shares, or a consolidation, amalgamation, merger, spin-off, sale, lease or exchange of all or substantially all of the property of the Company or other distribution of the Company's assets to ~~shareholders~~Shareholders of the Company (other than the payment of ordinary course cash or stock dividends in respect of the Shares), the number of Shares subject to this Plan and all RSUs then outstanding under this Plan shall be adjusted in such manner, if any, as the Company may in its discretion deem appropriate to preserve, proportionally, the interests of Participants under this Plan. Adjustments under this Section 8.4 shall be made by the Board, whose determination as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive, subject to the approval of the Exchange, as required. All fractional RSUs shall be rounded down to the next whole number.

8.5 No adjustments shall be made to the Account of a Participant pursuant to Section 8.4 where such adjustment would result in the violation of any limits imposed under this Plan, including those limits set under Section 4.1. If the Company does not have a sufficient number of Shares available under this Plan to make an adjustment pursuant to Section 8.4, any Participant's entitled to an adjustment to their Account under such section shall receive cash in lieu thereof.

8.6 ~~8.5~~ Subject to the policies, rules and regulations of any lawful authority having jurisdiction over the Company (including the Exchange and any other exchange on which the Shares are then listed and posted for trading), the Board may at any time, without further action by, or approval of, the holders of Shares, amend this Plan or any RSU granted under this Plan in such respects as it may consider advisable and, without limiting the generality of the foregoing, it may do so to:

(a) ensure that RSUs granted under this Plan will comply with any provisions respecting ~~restricted share units or other security based compensation arrangements~~RSUs or other Security Based Compensation in the Tax Act, the Tax Code or other laws in force in any country or jurisdiction of which a Participant to whom an RSU has been granted may from time to time perform services or be resident;

(b) make amendments of a procedural or "housekeeping" nature or to clarify existing provisions of this Plan that do not have the effect of altering the scope, nature and intent of such provisions;

(c) change the termination provisions of an RSU granted under this Plan which does not entail an extension of the Expiry Date of the RSU beyond the original Expiry Date of the RSU and, with respect to RSUs of U.S. Taxpayers, does not result in adverse tax consequences under Section 409A of the Tax Code; or

(d) suspend or terminate this Plan.

Any such amendments shall, if made, become effective on the date selected by the Board. The Board may not, however, without the consent of the Participants, or as otherwise required by law, alter or impair any of the rights or obligations under any RSUs theretofore granted.

8.7 ~~8.6~~ Notwithstanding Section ~~8.5~~8.6, approval of the ~~holders of Shares~~Shareholders will be required in order to:

(a) increase the maximum number of Shares reserved for issuance under this Plan~~:~~ and all other Security Based Compensation Plans;

(b) amend the determination of Fair Market Value of a Share under this Plan in respect of any RSU;

(c) extend the Expiry Date of any RSU;

(d) increase any limit on grants of RSUs to any one Participant or group of Participants (such as Insiders);

(e) increase the circumstances under which RSUs may be assigned or transferred as permitted by Section 9.1 hereof;

(f) amend the class of Eligible Persons;

(g) amend ~~this Section 8.6~~the expiry and termination provisions applicable to RSUs; ~~or~~

(h) ~~grant additional powers to the Board to amend this Plan or any RSU without the approval of holders of Shares.~~amend any method or formula for calculating prices, values or amounts under this Plan that may result in a benefit to a Participant; or

(i) amend this Section 8.7.

8.8 ~~8.7~~ The existence of any RSUs shall not affect in any way the right or power of the Company or its ~~shareholders~~Shareholders to make or authorize any adjustment, recapitalization, reorganization or other change in the Company's capital structure or its business, or to create or issue any bonds, debentures, ~~shares~~Shares or other securities of the Company or to amend or modify the rights and conditions attaching thereto or to effect the dissolution or liquidation of the Company, or any amalgamation, combination, merger or consolidation involving the Company or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

8.9 ~~8.8~~ Notwithstanding the provisions of this Article 8, should changes be required to this Plan by any securities commission, stock exchange or other governmental or regulatory body of any jurisdiction to which this Plan or the Company now is or hereafter becomes subject, such changes shall be made to this Plan as are necessary to conform with such requirements and, if such changes are approved by the Board, this Plan, as amended, shall be filed with the records of the Company and shall remain in full force and effect in its amended form as of and from the date of its adoption by the Board.

~~8.9 This Plan will terminate on the date upon which no further RSUs remain outstanding.~~

Article 9 - NO TRANSFER OR ASSIGNMENT OF PARTICIPANTS' RIGHTS

9.1 RSUs are not assignable or transferable by a Participant in whole or in part, either directly, by operation of law or otherwise, except through devolution by death or incompetency, and no right or interest of any Participant under this Plan or to receive any payment (whether in cash or Shares) hereunder shall be liable for or subject to any obligation or liability of such Participant.

9.2 Subject to the requirements of applicable law, a Participant may designate in writing an individual who is a dependent or relation of the Participant as a Beneficiary to receive any benefits that are payable under this Plan upon the death of such Participant. The Participant may, subject to applicable laws, alter or revise such designation from time to time. The original designation or any change thereto shall be in the form as the Board may, from time to time, determine.

Article 10 - ADMINISTRATION

10.1 Nothing in this Plan shall be construed as giving any Participant the right to be retained in the employ of or as a Consultant to the Company or any of its Subsidiaries or any right to any payment whatsoever except to the extent of the benefits provided for by this Plan. The Company and its Subsidiaries expressly reserve the right to dismiss any Participant or terminate any Participant's status as a Consultant at any time without liability effect which such dismissal or termination might have upon him or her as a Participant other than as expressly provided for herein. No reasonable notice or payment in lieu thereof will extend the period of employment for purposes of this Plan.

10.2 This Plan shall be administered by the Board with the assistance of the compensation committee of the Board (the "Compensation Committee") or to one or more ~~officers of the Company~~Officers as provided herein. The Board has the sole and complete authority, in its discretion, to:

(a) interpret this Plan and the Grant Agreements and prescribe, modify and rescind rules and regulations relating to this Plan and the Grant Agreements;

(b) correct any defect or supply any omission or reconcile any inconsistency in this Plan in the manner and to the extent it considers necessary or advisable for the implementation and administration of this Plan;

(c) exercise rights reserved to the Company under this Plan;

(d) determine whether and to the extent to which any Performance Criteria or other conditions applicable to the ~~Vesting~~vesting of RSUs have been satisfied or shall be waived or modified;

(e) determine the Payout Multiplier in respect of a particular period;

(f) prescribe forms for notices to be prescribed by the Company under this Plan; and

(g) make all other determinations and take all other actions as it considers necessary or advisable for the implementation and administration of this Plan.

The Board's determinations and actions under this Plan are final, conclusive and binding on the Company, the Participants, any Beneficiary and all other ~~persons~~Persons. If the Company ceases to be a Foreign Private Issuer, the Board and the Compensation Committee shall administer this Plan such that grants under this Plan to Participants that are U.S. Taxpayers will be eligible for the exemption under Rule 16b-3 under the U.S. ~~Securities~~ Exchange Act ~~of 1934, as amended~~.

10.3 Notwithstanding Section 10.2, the Board may (other than with respect to Insiders), to the extent permitted by law and stock exchange listing requirements, and subject to regulatory approval, if any, delegate any of its administrative responsibilities under this Plan and powers related thereto to one or more ~~persons~~Persons including, without limitation, an ~~officer of the Company~~Officer (the "Administrator"), and all actions taken and decisions made by such Administrator in this regard shall be final, conclusive, and binding on all parties concerned, including but not limited to, the Company, the Participants, and any Beneficiary. Notwithstanding anything to the contrary contained herein, if the Company ceases to be a Foreign Private Issuer, the Board may not delegate authority under this Section 10.3 to the extent that such delegation would cause this Plan not to comply with the requirements of Rule 16b-3 under the U.S. ~~Securities~~ Exchange Act ~~of 1934, as amended~~, applicable corporate law or stock exchange listing rules.

10.4 The Board may require that a Participant provide certain representations, warranties, and certifications to the Company to satisfy the requirements of applicable laws, including, without limitation, exemptions from the registration requirements of the U.S. Exchange Act, and applicable United States state securities laws.

10.5 ~~10.4~~ All expenses of administration of this Plan shall be borne by the Company as determined by the Board.

10.6 ~~10.5~~ Each Participant shall provide the Company, the Board and the Administrator (either individually or all, as applicable) with all information (including "personal information" as defined in the Personal Information Protection and Electronic Documents Act (Canada) or any applicable provincial privacy legislation) they require in order to administer this Plan or to permit the Participant to participate in this Plan (the "Participant Information"). The Company, the Board, and the Administrator may from time to time transfer or provide access to the Participant Information to a third party service provider for purposes of the administration of this Plan provided that such service providers will be provided with such information for the sole purpose of providing services to the Company in connection with the operation and administration of this Plan and provided further that such service provider agrees to take appropriate measures to protect the Participant Information and not to use it for any purpose except to administer or operate this Plan. The Company may also transfer and provide access to Participant Information to its Subsidiaries for purposes of preparing financial statements or other necessary reports and facilitating payment or reimbursement of Plan expenses. In addition, Participant Information may be disclosed or transferred to another party during the course of, or completion of, a change in ownership of, or the grant of a security interest in, all or a part of the Company or its Subsidiaries, provided that such party is bound by appropriate agreements or obligations and required to use or disclose the Participant Information in a manner consistent with this Section ~~10.5~~10.6. The Company shall not disclose Participant Information except as contemplated in this Section ~~10.5~~10.6 or in response to regulatory filings or other requirements for the information by a governmental authority or regulatory body or a self-regulatory body in which the Company participates in order to comply with applicable laws (including, without limitation, the rules, regulations and policies of the Exchange and any other stock exchange on which the Shares are then listed and posted for trading) or for the purpose of complying with a subpoena, warrant or other order by a court, ~~person~~Person or body having jurisdiction over the Company to compel production of the information. By participating in this Plan, each Participant acknowledges that Participant Information may be so provided as set forth above and agrees and consents to its provision on the terms set forth herein.

Article 11 - LIABILITY

11.1 None of the Company, the Board, the Administrator or any ~~person~~Person acting on their direction or authority shall be liable for anything done or omitted to be done by such ~~person~~Person with respect to the price, time, quantity or other conditions and circumstances of the issuance or purchase of Shares under this Plan or with respect to any fluctuations in the ~~market~~ price of the Shares or in any other connection under this Plan.

Article 12 - TAXES AND OTHER SOURCE DEDUCTIONS

12.1 The Company and its Subsidiaries shall not be liable for any tax imposed on any Participant or any Beneficiary as a result of the crediting, holding or ~~redemption~~settling of RSUs, amounts paid or granted to such Participant (or Beneficiary), or securities issued or transferred to such Participant (or Beneficiary) under this Plan.

12.2 It is the responsibility of the Participant (or Beneficiary) to complete and file any tax returns which may be required under any applicable tax laws within the period prescribed by such laws.

12.3 The Company and its Subsidiaries shall be authorized to deduct, withhold and remit from any amount paid or credited hereunder (whether in Shares or cash), or otherwise, such amount as may be necessary so as to ensure the Company and such Subsidiary will be able to comply with the applicable provisions of any federal, provincial, state or local law relating to the withholding of tax or other required deductions, including on the amount, if any, includable in the income of a Participant or Beneficiary, as the case may be (the "Applicable Withholding Taxes"). If the event giving rise to the Applicable Withholding Taxes involves an issuance or delivery of Shares, the withholding may be satisfied in such manner as the Company determines, provided that such manner is also in compliance with the Exchange Policy.

Article 13 - NO SHAREHOLDER RIGHTS AND UNFUNDED PLAN

13.1 Under no circumstances shall RSUs be considered Shares or other securities of the Company, nor shall they entitle any Participant to exercise voting rights or any other rights attaching to the ownership of Shares or other securities of the Company, including, without limitation, voting rights, dividend entitlement rights or rights on liquidation, nor shall any Participant be considered the owner of Shares by virtue of the award of RSUs.

13.2 This Plan shall be unfunded and the Company will not secure its obligations under this Plan. To the extent any Participant or his or her Beneficiary holds any rights by virtue of a grant of RSUs under this Plan, such rights (unless otherwise determined by the Board) shall be no greater than the rights of an unsecured creditor of the Company.

Article 14 - CURRENCY

14.1 All payments and benefits under this Plan shall be determined and paid in the lawful currency of Canada.

Article 15 - GOVERNING LAW

15.1 This Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

Dated: March 29, 2017

Last Amended: ~~March 9~~April 27, ~~2018~~2023

Schedule A

RESTRICTED SHARE UNIT AGREEMENT

This ~~Restricted Share Unit~~ restricted share unit agreement (this "Agreement") is made the ● day of ●, ~~201~~20● between ●~~, the undersigned~~ (the "Participant") and EMX Royalty Corporation (the "Company") pursuant to the terms of the Restricted Share Unit Plan of the Company ~~(which Plan, as the same may from time to time be modified, supplemented or~~, as amended ~~and in effect is herein referred to as~~ (the "Plan").

Any capitalized terms used herein that are defined in the Plan shall have the respective meanings ascribed to them in the Plan.

In consideration of the grant, pursuant to this Plan, of ● restricted share units (the "RSUs") to the Participant (the receipt and sufficiency of which are hereby acknowledged) the Participant HEREBY AGREES AND CONFIRMS THAT:

1. The Participant has received a copy of ~~this~~the Plan and has read, understands and agrees to be bound by the provisions of ~~this~~the Plan.

2. The Participant accepts and consents to and shall be deemed conclusively to have accepted and consented to, and agreed to be bound by, the provisions and all terms of ~~this~~the Plan and all bona fide actions or decisions made by the board of directors of the Company (the "Board") or any ~~person~~Person or committee to whom the Board may delegate administrative duties and powers in relation to ~~this~~the Plan, which terms and consent shall also apply to and be binding on the legal representatives, beneficiaries and successors of the undersigned.

3. In order for RSUs to vest, the Participant must satisfy the following Performance Criteria:

●

4. Subject to satisfying the foregoing Performance Criteria, if any, the application of the Payout ~~Multiple~~Multiplier and provided that the Participant remains in continuous service through the applicable Vesting Dates set forth below, the RSUs shall vest and be ~~redeemed~~settled in accordance with Section 5.3 of the Plan as follows:

Number of RSUs	Vesting Date	RSU Payment Date
●	●, ~~201~~20●	●, ~~201~~20●
●	●, ~~201~~20●	●, ~~201~~20●
●	●, ~~201~~20●	●, ~~201~~20●

5. Pursuant to the Exchange Policy, Shares issuable to any Insider (or Person who will become an Insider following the Grant Date), Consultant, Promoter or ~~Significant Shareholder~~any Person who has elected or appointed or has the right to elect or appoint one or more Directors or Officers pursuant to this Agreement will be subject to ~~restrictions on disposition for four months from the Grant Date and, if issued before the end of the fourth month after the Grant Date, will be legended accordingly.~~ the "Exchange Hold Period" and legended substantially as follows:

WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS AGREEMENT AND ANY SECURITIES ISSUED ON EXERCISE HEREOF MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL [FOUR MONTHS AND ONE DAY FOLLOWING THE DATE OF THIS AGREEMENT].

~~5.~~ There may also be restrictions imposed under securities legislation of Canada and the Participant's country of residence on the Participant's ability to sell any Shares acquired pursuant to the Plan. If ~~in~~there is any doubt about the applicable requirements, the Participant should ~~consult a lawyer~~obtain independent legal advice.

6. If the Participant is, or becomes, a resident of the United States of America, the Participant hereby represents and warrants to, and covenants with, the Company (and it shall be a condition of acquiring RSUs and Shares pursuant to ~~this~~the Plan and the Company may require the Participant to execute an instrument in a form acceptable to it confirming the following) that the Participant:

(a) will acquire any RSUs and Shares as an investment and not with a view to distribution;

(b) undertake not to offer or sell or otherwise dispose of the Shares unless the Shares are registered under the United States Securities Act of 1933, as amended, ~~of the United States of America~~ or an exemption from such registration is available;

(c) consent to the placing of a restrictive legend, substantially as follows:

"THE SECURITIES REPRESENTED BY THIS AGREEMENT AND ANY SECURITIES ISSUED

UPON EXERCISE HEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR ANY STATE SECURITIES LAWS, AND THE SECURITIES REPRESENTED BY THIS AGREEMENT AND ANY SECURITIES ISSUED UPON EXERCISE THEREOF MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO EMX ROYALTY CORPORATION (THE "COMPANY") (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT ("REGULATION S") AND IN COMPLIANCE WITH LOCAL LAWS AND REGULATIONS, IF AVAILABLE, (C) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE U.S. SECURITIES ACT AND IS AVAILABLE FOR RESALE OF THE SECURITIES, OR (D) IN COMPLIANCE WITH AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT, INCLUDING RULE 144 OR RULE 144A THEREUNDER, IF AVAILABLE, AND, IN EACH CASE, IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS. THE HOLDER OF THE SECURITIES REPRESENTED BY THIS AGREEMENT FURTHER UNDERSTANDS AND AGREES THAT IN THE EVENT OF A TRANSFER PURSUANT TO THE FOREGOING CLAUSE (D), THE COMPANY WILL REQUIRE A LEGAL OPINION OF COUNSEL OF RECOGNIZED STANDING OR OTHER EVIDENCE REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH TRANSFER IS EXEMPT FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. DELIVERY OF THIS AGREEMENT MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA."

[for convertible securities, include:] "SECURITIES REPRESENTED HEREBY MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR ON BEHALF OF, OR FOR THE ACCOUNT OR BENEFIT OF, A U.S. PERSON UNLESS THE SHARES ISSUABLE UPON EXERCISE OF THIS SECURITY HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE. "UNITED STATES" AND "U.S. PERSON" ARE AS DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT."

~~(c)~~ on any certificates respecting the Shares issued to the Participant should such a legend be necessary in order to comply with securities laws applicable to the Participant or the Company; and

(d) acknowledges that securities laws applicable to the Participant or the Company may require the Participant to hold any Shares issued to the Participant for a certain period prior to resale thereof.

7. The Participant acknowledges and consents to the Company:

(a) collecting the Participant's personal information ~~set out in, or provided to the Company pursuant to,~~for the purposes of this Agreement ("Personal Information");

~~(b) using the Personal Information for the purposes of giving effect to this Agreement;~~

(b) ~~(c)~~ retaining the Personal Information for as long as permitted or required by applicable law or business practices; and

(c) ~~(d)~~ providing ~~the Personal Information to the TSX-V,securities~~to various governmental and regulatory authorities ~~and governmental authorities~~, as may be required by applicable securities laws, ~~TSX-Vrequirements~~stock exchange rules, and the rules of the Investment Industry Regulatory Organization of Canada (IIROC) ~~and the Financial Industry Regulatory Authority, Inc. (FINRA) of the United States of America~~or to give effect to this Agreement any personal information provided by you.

8. The Participant acknowledges that it has been notified by the Company:

(a) of the delivery of the Personal Information to all applicable securities regulatory authorities or regulators;

(b) that the Personal Information is being collected by the securities regulatory authority or regulator under the authority granted in Canadian securities legislation for the purposes of the administration and enforcement of applicable Canadian securities legislation; and

(c) of the contact information of the public official in each applicable Canadian jurisdiction who can answer questions about this indirect collection of Personal Information is set out in ~~the~~ Exhibit 1 hereto.

This Agreement shall be determined in accordance with the laws of the province of British Columbia and the laws of Canada applicable therein. ~~Words used herein which are defined in this Plan shall have the respective meanings ascribed to them in this Plan.~~

[Signature Page Follows]

EMX ROYALTY CORPORATION	PARTICIPANT

Per: __________________________________	_______________________________
Authorized Signatory	Signature
●[Name]

[Different first page link-to-previous setting changed from off in original to on in modified.].

~~EXHIBIT~~

Exhibit 1

~~CONTACT INFORMATION OF PUBLIC OFFICIALS~~

~~REGARDING INDIRECT COLLECTION~~

~~OF PERSONAL INFORMATION~~

Contact Information of Public Officials Regarding Indirect Collection of Personal Information

Alberta Securities Commission	British Columbia Securities Commission
Suite 600, 250 - 5th Street SW	P.O. Box 10142, Pacific Centre
Calgary, Alberta T2P 0R4	701 West Georgia Street
Telephone: 403-297-6454	Vancouver, British Columbia V7Y 1L2
Toll free in Canada: 1-877-355-0585	Inquiries: 604-899-6854
Facsimile: 403-297-2082	Toll free in Canada: 1-800-373-6393
Public official contact regarding indirect collection of information:	Facsimile: 604-899-6581
FOIP Coordinator	Email: FOI-privacy@bcsc.bc.ca
Public official contact regarding indirect collection of information:
FOI Inquiries

The Manitoba Securities Commission	Financial and Consumer Services Commission (New Brunswick)
500 - 400 St. Mary Avenue	85 Charlotte Street, Suite 300
Winnipeg, Manitoba R3C 4K5	Saint John, New Brunswick E2L 2J2
Telephone: 204-945-2561	Telephone: 506-658-3060
Toll free in Manitoba 1-800-655-5244	Toll free in Canada: 1-866-933-2222
Facsimile: 204-945-0330	Facsimile: 506-658-3059
Public official contact regarding indirect collection of information:	Email: info@fcnb.ca
Director	Public official contact regarding indirect collection of information:
Chief Executive Officer and Privacy Officer

Government of Newfoundland and Labrador	Government of the Northwest Territories
Financial Services Regulation Division	Office of the Superintendent of Securities
P.O. Box 8700	P.O. Box 1320
, Confederation Building	Yellowknife, Northwest Territories X1A 2L9
2nd Floor, West Block	Telephone: 867-767-9305
Prince Philip Drive	Facsimile: 867-873-0243
St. John's, Newfoundland and Labrador A1B 4J6	Public official contact regarding indirect collection of information:
Attention: Director of Securities	Superintendent of Securities
Telephone: 709-729-4189
Facsimile: 709-729-6187
Public official contact regarding indirect collection of information:
Superintendent of Securities

Nova Scotia Securities Commission	Government of Nunavut
Suite 400, 5251 Duke Street	Department of Justice
Duke Tower	Legal Registries Division
P.O. Box 458	P.O. Box 1000, Station 570
Halifax, Nova Scotia B3J 2P8	1st Floor, Brown Building
Telephone: 902-424-7768	Iqaluit, Nunavut X0A 0H0
Facsimile: 902-424-4625	Telephone: 867-975-6590
Public official contact regarding indirect collection of information:	Facsimile: 867-975-6594
Executive Director	Public official contact regarding indirect collection of information:
Superintendent of Securities

Ontario Securities Commission	Prince Edward Island Securities Office
20 Queen Street West, 22nd Floor	95 Rochford Street, 4th Floor Shaw Building
Toronto, Ontario M5H 3S8	P.O. Box 2000
Telephone: 416-593- 8314	Charlottetown, Prince Edward Island C1A 7N8
Toll free in Canada: 1-877-785-1555	Telephone: 902-368-4569
Facsimile: 416-593-8122	Facsimile: 902-368-5283
Email: exemptmarketfilings@osc.gov.on.ca	Public official contact regarding indirect collection of information:
Public official contact regarding indirect collection of information:	Superintendent of Securities
Inquiries Officer

Autorité des marchés financiers	Financial and Consumer Affairs Authority of Saskatchewan
800, Square Victoria, 22e étage	Suite 601 - 1919 Saskatchewan Drive
C.P. 246, Tour de la Bourse	Regina, Saskatchewan S4P 4H2
Montréal, Québec H4Z 1G3	Telephone: 306-787-5842
Telephone: 514-395-0337 or 1-877-525-0337	Facsimile: 306-787-5899
Facsimile: 514-864-6381	Public official contact regarding indirect collection of information:

Email: financementdessocietes@lautorite.qc.ca	Director
Public official contact regarding indirect collection of information:
Secrétaire générale

Government of Yukon
Department of Community Services
Office of the Superintendent of Securities
307 Black Street
Whitehorse, Yukon Y1A 2N1
Telephone: 867-667-5466
Facsimile: 867-393-6251
Email: securities@gov.yk.ca
Public official contact regarding indirect collection of information:
Superintendent of Securities